Form 20-F
period 2003-09-30
INTERNACIONAL DE CERAMICA SA DE CV
filed 2003-11-24
CIK 1127800

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of October, 2003

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On October 29, 2003 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Third Quarter 2003 Financial information. This information was sent to the Bolsa Mexicana de Valores on October 20, 2003. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                       By:                Jesus A. Olivas

                                                                            Jesus A. Olivas

                                                                                     Chief Financial Officer

Date: October 29, 2003.

EXHIBIT A

Third Quarter 2003 Financial information
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 3 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30 2003 AND 2002 (Thousands of Pesos)
		CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	3,435,537	100	3,240,859	100
2	CURRENT ASSETS	1,534,172	45	1,370,738	42
3	Cash and Short-Term Investments	179,433	5	167,306	5
4	Accounts and Documents Receivable (Net)	379,866	11	330,217	10
5	Other Accounts and Documents Receivable	49,674	1	57,276	2
6	Inventories	898,822	26	757,827	23
7	Other current assets	26,377	1	58,112	2
8	LONG-TERM	7,148	0	9,501	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	7,148	0	9,501	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,787,605	52	1,784,079	55
13	Property	903,452	26	899,280	28
14	Machinery and Industrial	2,118,144	62	1,864,932	58
15	Other equipment	280,344	8	271,508	8
16	Accumulated depreciation	1,549,053	45	1,350,085	42
17	Construction in progress	34,718	1	98,444	3
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	106,612	3	76,541	2
20	TOTAL LIABILITIES	2,290,401	100	2,130,044	93
21	CURRENT LIABILITIES	846,551	37	678,927	30
22	Suppliers	256,307	11	235,352	10
23	Bank loans	347,869	15	236,842	10
24	Stock market loans	0	0	0	0
25	Taxes to be paid	7,198	0	4,223	0
26	Other current liabilities	235,177	10	202,510	9
27	LONG-TERM LIABILITIES	1,069,198	47	1,079,561	47
28	Bank loans	1,069,198	47	1,078,197	47
29	Stock market loans	0	0	0	0
30	Other loans	0	0	1,364	0
31	Deferred loans	374,652	16	371,556	16
32	Other liabilities	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,145,136	100	1,110,815	100
34	MINORITY INTEREST	242,052	21	211,164	19
35	MAJORITY INTEREST	903,084	79	899,651	81
36	Contributed	1,980,057	173	1,955,699	176
37	Paid in Capital Stock (Nominal)	48,600	4	57,767	5
38	Restatement of paid in capital stock	693,172	61	659,646	59
39	Premium on sales of shares	1,238,285	108	1,238,286	111
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-1,076,973	-94	-1,056,048	-95
42	Retained Earnings and capital reserve	254,274	22	196,790	18
43	Repurchase fund of shares	131,460	11	233,940	21
44	Excess (shortfall) in restatement of holders equity	-1,447,328	-126	-1,489,649	-134
45	Net income for the year	-15,379	-1	2,871	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	179,433	100	167,306	100
46	Cash	-	0	-	0
47	Short term investments	179,433	100	167,306	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortiz3d r redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	deferred taxes	-	0	-	0
51	others	-	0	-	0
21	CURRENT LIABILITIES	846,551	100	678,927	100
52	Foreign currency liabilities	520,482	61	457,172	67
53	Mexican pesos liabilities	326,069	39	221,755	33
24	STOCK MARKETS LOANS	-	0	-	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	-	0
26	OTHER CURRENT LIABILITIES	235,177	100	202,510	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	235,177	100	202,510	100
27	LONG TERM LIABILITIES	1,069,198	100	1,079,561	100
59	Foreign currency liabilities	1,069,198	100	1,078,197	100
60	Mexican pesos liabilities	-	0	1,364	0
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	1,364	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	1,364	0
31	DEFERRED LOANS	374,652	100	371,556	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	374,652	100	371,556	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	-	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	-	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,447,328)	100	(1,489,649)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,447,328)	100	(1,489,649)	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER CONCEPTS
(Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	687,621	691,811
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,218	1,228
76	WORKERS (*)	1,863	1,923
77	CIRCULATION SHARES (*)	97,200,072	115,534,150
78	REPURCHASED SHARES (*)	0	0
(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1ST TO SEPTEMBER 30TH OF 2003 AND 2002
(Thousands of Pesos)
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	2,518,250	100	2,382,205	100
2	COST OF SALES	1,630,621	65	1,486,734	62
3	GROSS INCOME	887,629	35	895,471	38
4	OPERATING EXPENSES	696,170	28	655,937	28
5	OPERATING INCOME	191,459	8	239,534	10
6	TOTAL FINANCING COST	88,124	3	144,416	6
7	INCOME AFTER FINANCING COST	103,335	4	95,118	4
8	OTHER FINANCIAL OPERATIONS	9,489	0	10,244	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	93,846	4	84,874	4
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	86,168	3	70,858	3
11	NET INCOME AFTER TAXES AND WORKERS SHARING	7,678	0	14,016	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	513	0
13	CONSOLIDATES NET INCOME	7,678	0	14,529	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,678	0	14,529	1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	7,678	0	14,529	1
19	NET INCOME OF MINORITY INTEREST	23,057	1	11,658	0
20	NET INCOME OF MAJORITY INTEREST	-15,379	-1	2,871	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	2,518,250	100	2,382,205	100
21	DOMESTIC	1,404,303	56	1,322,140	56
22	FOREIGN	1,113,947	4	1,060,065	4
23	TRANSLATED INTO DOLLARS (***)	101,681		99,422

6	TOTAL FINANCING COST	88,124	100	144,416	100
24	INTEREST PAID	58,404	66	89,353	62
25	EXCHANGE LOSSES	194,148	220	191,885	133
26	INTEREST EARNED	5,946	7	4,993	3
27	EXCHANGE PROFITS	127,499	145	95,246	66
28	GAIN DUE TO MONETARY POSITION	-30,983	-35	-36,583	-25

8	OTHER FINANCIAL OPERATIONS	9,489	100	10,244	100
29	OTHER NET EXPENSES (INCOME) NET	9,489	100	10,244	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	86,168	100	70,858	100
32	INCOME TAX	37,938	44	26,972	38
33	DEFERRED INCOME TAX	40,777	47	39,469	56
34	WORKERS PROFIT SHARING	7,453	9	4,417	6
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0
(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
36	TOTAL SALES	2,688,814	100	2,540,124	100
37	NET INCOME OF THE YEAR	0	0	0	0
38	NET SALES (**)	3,347,418	12	3,160,008
39	OPERATING INCOME (**)	256,451		318,112
40	NET INCOME OF MAJORITY INTEREST (**)	73,162		40,516
41	NET CONSOLIDATED INCOME (**)	103,883	100	44,896
(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
QUARTERLY CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1ST TO SEPTEMBER 30TH OF 2003 AND 2002
(Thousands of Pesos)
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	918,820	100	849,507	100
2	COST OF SALES	603,344	66	536,495	63
3	GROSS INCOME	315,476	34	313,012	37
4	OPERATING EXPENSES	245,852	27	229,648	27
5	OPERATING INCOME	69,624	8	83,364	10
6	TOTAL FINANCING COST	60,957	7	34,975	4
7	INCOME AFTER FINANCING COST	8,667	1	48,389	6
8	OTHER FINANCIAL OPERATIONS	-868	0	6,443	1
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	9,535	1	41,946	5
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	21,855	2	27,195	3
11	NET INCOME AFTER TAXES AND WORKERS SHARING	-12,320	-1	14,751	2
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	-12,320	-1	14,751	2
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-12,320	-1	14,751	2
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	-12,320	-1	14,751	2
19	NET INCOME OF MINORITY INTEREST	12,608	1	4,166	0
20	NET INCOME OF MAJORITY INTEREST	-24,928	-3	10,585	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
QUARTERLY CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	918,820	100	849,507	100
21	DOMESTIC	530,498	58	481,261	57
22	FOREIGN	388,322	4	368,246	4
23	TRANSLATED INTO DOLLARS (***)	35,277		34,057

6	TOTAL FINANCING COST	60,957	100	34,975	100
24	INTEREST PAID	19,899	33	24,511	70
25	EXCHANGE LOSSES	71,771	118	56,378	161
26	INTEREST EARNED	2,296	4	1,815	5
27	EXCHANGE PROFITS	14,247	23	32,826	94
28	GAIN DUE TO MONETARY POSITION	-14,170	-23	-11,273	-32

8	OTHER FINANCIAL OPERATIONS	-868	100	6,443	100
29	OTHER NET EXPENSES (INCOME) NET	-868	100	6,443	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	21,855	100	27,195	100
32	INCOME TAX	8,073	37	11,902	44
33	DEFERRED INCOME TAX	11,328	52	14,726	54
34	WORKERS PROFIT SHARING	2,454	11	567	2
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0
(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT OF CHANGES
(Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	7,678	14,529
2	+ (-) items added to income which do not require using cash	162,684	142,114
3	Cash flow from net income of the year	170,362	156,643
4	Cash flow from change in working capital	-116,657	-68,867
5	Cash generated (used) in operating activities	53,705	87,776
6	Cash flow from external financing	147,606	-15,726
7	Cash flow from internal financing	-52,379	-1,990
8	Cash flow generated (used) by financing	95,227	-17,716
9	Cash flow generated (used) by investment activities	-61,333	-136,141
10	Net increase (decrease) in cash and investments	87,599	-66,081
11	Cash and short term investments at the beginning of the period	91,834	233,387
12	Cash and short term investments at the end of the period	179,433	167,306

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT OF CHANGES
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	162,684	142,114
13	Depreciation and amortization the period	126,587	116,193
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	36,097	25,921

4	Cash flow from change in working capital	-116,657	-68,867
18	+ (-) decrease (increase) in account receivables	-30,078	-25,573
19	+ (-) decrease (increase) in inventories	-85,129	-76,975
20	+ (-) decrease (increase) in other account receivables	-46,060	-62,923
21	+ (-) decrease (increase) in suppliers	-42,639	83,703
22	+ (-) decrease (increase) in other liabilities	87,249	12,901

6	Cash flow from external financing	147,606	-15,726
23	+ short term bank and stock market	73,714	-835,078
24	+ long term bank and stock market	73,892	819,352
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal financing	-52,379	-1,990
30	+ (-) increase (decrease) in capital	-52,379	-1,990
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-61,333	-136,141
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, plant and equipments	-61,333	-136,141
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
RATIOS
CONSOLIDATED
CONSOLIDATED
REF P	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	0.30%	61.00%
2	Net income to stock holders equity (**)	8.10%	4.50%
3	Net income to total assets (**)	3.02%	1.39%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	403.53%	251.79%
	ACTIVITY
6	Net sales to net assets (**)	0.97 times	0.98 times
7	Net sales to fixed assets (**)	1.87 times	1.77 times
8	Inventories rotation (**)	2.41 times	2.62 times
9	Accounts receivable in days of sales	35 days	33 days
10	Paid interest to talt liabilities with cost (**)	5.77%	9.42%
	LEVERAGE
11	Total liabilities to total assets	66.67%	65.72%
12	Total liabilities to stock holders equity	2.00 times	1.92 times
13	Foreign currency liabilities to total liabilities	69.41%	72.08%
14	long term liabilities to fixed assets	59.81%	60.51%
15	Operating income to interest paid	3.28 times	2.68 times
16	Net sales to total liabilities (**)	1.46 times	1.48 times
	LIQUIDITY
17	Current assets to current liabilities	1.81 times	2.02 times
18	Current assets less inventory to current liabilities	0.75 times	0.90 times
19	Current assets to total liabilities	0.67 times	0.64 times
20	available assets to current liabilities	21.20%	24.64%
	CASH FLOW
21	Cash flow from net income to net sales	6.77%	6.58%
22	Cash flow from changes in working capital to net sales	-4.63%	-2.89%
23	Cash generated (used) in operating to interest paid	0.92 times	0.98 times
24	External financing to cash generated (used) in financing	155.00%	88.77%
25	Internal financing to cash generated in financing	-55.00%	11.23%
26	To cash generated (used) in investment activities	100.00%	100.00%
(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount

1	Basic profit per ordinary share (**)	0.75	0.35
2	Basic profit per preferential share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per community share (**)	2.64	2.75
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	9.92	7.79
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.27 times	2.24 times
12	Market price to basic profit per ordinary share (**)	15.76 times	47.63 times
13	Market price to basic profit per preferential share (**)	0.00 times	0.00 times
(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                 QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED

Final Printing

S23:  IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1; Final Printing

INTERCERAMIC THIRD QUARTER 2003 RESULTS

In the third quarter of 2003 Interceramic posted solid sales growth, resulting in record sales for any quarter in our history. The quarter was marked by continuing stiff competition in the industry, particularly with European producers directing increasing amounts of products to the United States and Mexico due to the weak conditions on their normal export markets. Yet in the face of this, we have been able to increase our market penetration, particularly in Mexico. Consolidated sales of US $83.5 million for the third quarter of 2003 were 6.25 percent greater than second quarter sales of US $78.6 million in 2002. As was the case in the preceding quarter, lower gross margin for the period resulted in gross income for the quarter virtually identical to the same quarter in 2002, at US $28.7 million and US $28.9 million, respectively.

Sales in Mexico for the third quarter increased by 8.30 percent from the third quarter of 2002, and at US $48.2 million-our highest ever level of sales in Mexico-grew by 27.23 percent over sales of US $37.9 million in the preceding quarter of this year. We sold significantly more product in Mexico during the third quarter of 2003 over the same period last year, increasing by 25.09 percent. This volume-another Company record-was driven by healthy sales growth in both channels of distribution in Mexico, our Company-owned stores as well as the extensive independent franchise network. Much of the sales growth is attributable to sales of private-label products imported since late last year to round out our product lines in the middle- to lower-end of the market segment. As we have freed up capacity at our plants for higher margin products, our challenge remains to grow sales of these more expensive products and to keep improving pricing levels. We have introduced a number of innovative products over recent months and, together with our recent launch of the highly sought porcelain products, these products are helping to attract consumers to Interceramic stores across the country.

In the International markets, sales in the third quarter of 2003 increased by 3.58 percent over sales in the third quarter of 2002, at US $35.3 million compared to sales of US $34.1 million for the period last year. The amount of product sold in the International markets in the third quarter declined, however, over 2002 by 7.74 percent. Independent distribution remains important in the United States, but we are focused on expansion of our network of Company-owned stores which routinely provide higher margin returns on sales.

At US $6.3 million, consolidated operating income for the third quarter of 2003 was 18.02 percent behind operating income of US $7.7 million posted in the same period of last year, although recovering by 34.43 percent over the low of US $4.7 million recorded in the second quarter of this year. Some of the dip in operating income is the result of increased operating expenses, which were up for the period by almost US $1.0 million over the same quarter last year, as we ramped up our sales infrastructure and new stores to allow for the increased amount of products moving through our distribution channels. As might be expected, EBITDA for the third quarter of this year lagged behind that of the third quarter of 2002, down 10.66 percent to US $10.2 million from last year's US $11.4 million. While an improvement over EBITDA of just US $8.6 million last quarter, the level of earnings compared to our sales growth highlights our need to improve our product mix and capture the higher margins available on sales of our top-of-the-line products.

Over the course of the third quarter, Interceramic determined that the Company was not in compliance with a financial ratio contained in a covenant in the Credit Agreement applicable to our US $100.0 million syndicated loan facility. With uncertainty over how quickly and to what extent our operating income will improve in the short term, we commenced discussions with our lenders over a waiver of the non-compliance or an amendment to the Credit Agreement more in line with our expectations. By September 30, 2003, we had reached agreement with the lenders on a series of amendments to the Credit Agreement that we believe will provide the Company with sufficient flexibility going forward, and are currently in the process of documenting these amendments. Although we face continued tough competition and a number of other challenges, our fundamentals remain strong, our products are getting more and more innovative and exciting and the Company continues to be well-positioned in our industry-and we look forward to better performance over the coming quarters.

Oscar E. Almeida

Chairman of the Board

Víctor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

DISCUSSION OF OTHER ACCOUNTS

1.- Comprehensive Financing Cost.- Comprehensive Financing Cost for the third quarter of 2003 was a loss of $61.0 millions compared to a loss of $35.0 millions registered in the same quarter of 2002. This increased loss was mainly due to a foreign exchange loss of $57.5 million resulting from currency exchange rate changes during the quarter, as during third quarter of last year the Company recognized a foreign exchange loss of $23.6 millions. On this two periods the exchange rate between the Mexican Peso against the US Dollar depreciated from $10.22 pesos per dollar at the end of the third quarter of 2002 to $11.03 pesos per dollar at the end of the same period of 2003.

2.- Other Income or Expenses.- Other income or expenses is an account composed by non continuous ordinary transactions, such as, write down of assets, obsolete inventories, waste of raw materials, etc.

Other expenses during the third quarter of 2003 represented a product of $0.1 millions, amount significantly lower than the expense of $6.4 millions registered during the third quarter of 2002.

3.- Minority Net Income.- This account in the Financial Statements relates to the interest of Dal-Tile Inc in "Recubrimientos Interceramic, S.A. de C.V." and Custom's Inc. interest in "Adhesivos y Boquillas, S. de R.L. de C.V.". Minority net income posted in the third quarter of 2003 was $ 12.6 million, compared to $ 4.2 million in the same period of 2002, representing an increase of 202.67 percent.

4.- Majority Net Income.- This account in the Financial Statements consists of consolidated net income, less the portion attributable to Dal-Tile's Inc. ownership interest in Recubrimientos Interceramic, S.A. de C.V. and that of Custom's Inc. in "Adhesivos y Boquillas, S. de R.L. de C.V.".

Majority net income for the third quarter of the year decreased significantly to a loss of $ 24.9 million from a majority net income of $ 10.6 million in the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

1).- DEBT.- At the end of the third quarter of 2003 the Company's net debt was of US $112.2 millions, composed mainly by a Syndicated Loan obtained in 2002 for an amount of US $100.0 millions. At the date the Company has not failed to make any payment of any of the different loans obtained from different banks (see Annex 5).

Over the course of the third quarter, Interceramic determined that the Company was not in compliance with a financial ratio contained in a covenant in the Credit Agreement applicable to our US $100.0 million syndicated loan facility. With uncertainty over how quickly and to what extent our operating income will improve in the short term, we commenced discussions with our lenders over a waiver of the non-compliance or an amendment to the Credit Agreement more in line with our expectations. By September 30, 2003, we had reached agreement with the lenders on a series of amendments to the Credit Agreement that we believe will provide the Company with sufficient flexibility going forward, and are currently in the process of documenting these amendments.

2).- LIQUIDITY.- The main source of fund for the Company is basically the obtained from the sales of the products that manufacture and in a leaser extent that commercializes. From January 1, 2003 to the date of the present report of the total sales of the Company, 55.77 percent were denominated in Mexican Pesos, while the remaining 44.23 percent were denominated in US Dollars.

EVOLUTION OF MAIN CONCEPTS IN THE LAST TWO YEARS.
	Jan-Sep 2001	Jan-Sep 2002	Jan-Sep 2003
Net Sales	214.9	223.5	229.8
Cost of Sales	-134.0	-139.5	-148.8
Gross profit	80.9	84.0	81.0
Gross margin	37.6%	37.6%	35.2%

Operating Expenses	-55.4	-61.5	-63.5
Operating Income	25.5	22.5	17.4
Operating margin	11.9%	10.1%	7.6%

EBITDA	35.9	33.4	29.0
EBITDA margin	16.7%	14.9%	12.6%

Volume variation *	9.0%	-0.4%	7.3%

* Variation respecting the same period of the previous year..

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                     QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2; Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from October '02 to September '03 was 6.78% compared to the inflation for the same period of 4.03%.

ACCOUNTING POLICIES AND STANDARDS

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

I. Recognition of the effects of inflation.- The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information".

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

The Company follows the specific-cost method to restate its inventories.

Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index ("NCPI").

Capital stock, paid in capital, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determined based on the weighted average net sales in each currency.

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. During inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the consolidated statements of income as part of the "comprehensive financing cost."

The deficit from restatement of stockholders' equity consists principally of the initial cumulative monetary position result and the cumulative deficit from holding non-monetary assets. The (loss) gain from holding non-monetary assets represents the amount by which the (decrease) increase in the specific value of assets was (lower) higher than the rate of inflation.

II. Cash equivalents.- Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at cost which approximates their fair market value.

III. Inventories and Cost of Sales.- Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant pesos at the end of the year.

IV. Investment in shares of affiliated companies.- Investments in companies in which the Company has an ownership interest of between 10% and 50% and for which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

V. Property, plant and equipment.- Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present property, plant and equipment in the financial statements, and currently is restated as follows:

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

VI. Exchange differences.- Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

VII. Labor obligations.- Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations made by an independent actuary, using the projected unit credit method and financial assumptions, net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

VIII. Income taxes and employee profit sharing.- Effective January 1, 2000, the Company adopted the requirements of the Mexican Accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing." Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using enacted income tax rates. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

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

IX. Long-lived assets.- The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 for Mexican GAAP which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company has evaluated the effect of this new rule standard, and it is not expected any change.

X. Revenue recognition.- The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

XI. Net income per unit.- Net income per unit is determined on the basis of the average weighted number of units issued and outstanding. The Company's units are each comprised of two common shares that are traded together as one unit. A "UB" unit is comprised of two Series "B" Shares and a "ULD" unit is comprised of one Series "L" Share and one Series "D" Share.

XII. Comprehensive income.- Mexican Accounting Bulletin B-4, "Comprehensive Income," became effective January 1, 2001. Bulletin B-4 establishes the rules with respect to reporting and presenting comprehensive income and the component elements of such income. Bulletin B-4 has no effect on net income or stockholders' equity. Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to equity.

GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
RELATIONS OF SHARES INVESTMENTS
ANNEX 3
CONSOLIDATED Final Printing
COMPANY NAME		MAIN ACTIVITY	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos)
					Acquisition Cost	Present Value
SUBSIDIARIES
1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	36,192
2	INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	378,126
3	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,519
4	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	205,340
5	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	3,755
6	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	3993
7	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	157
8	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	247
9	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	220
10	SERVICIOS ADMINISTRATIVOS INTERCERAMIC, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	50
TOTAL INVESTMENT IN SUBSIDIARIES					2,601	629,599
ASSOCIATED
1	CASINO DE CHIHUAHUA	ACCIONES	2	1	175	1
2	NORTEXPORT	ACCIONES	1	1	260	0
3	MAYO Y ASOCIADOS	ACCIONES	5,000	30	1	5
4	CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.4	49	20
5	PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.7	1	4,386
6	PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	65,870	5.5	1	783
7	ELECTRONIC PUBLISHING	ACCIONES	1,815	11.84	1,000	1,831
8	TEATRO MUSICAL DE CHIHUAHUA	ACCIONES	41,250	0	1	41
9	FIDEICOMISO SACRAMENTO	ACCIONES	1	0	1	81
TOTAL INVESTMENT IN SUBSIDIARIES					1,489	7,148
OTHER PERMANENT INVESTMENT						0
TOTAL						636,747

ANNEX 4 IS NO LONGER USED

STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.				MEXICAN STOCK EXCHANGE
				ANNEX 5												2003
				CREDITS BREAKDOWN											Final Printing
				(Thousands of Pesos)											CONSOLIDATED
Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS WITH WARRANTY
BANAMEX - REFACCIONARIO
NASSETTI ETTORE - DOCUMENTO
SINDICADO	7/31/2007	3.36%									88,906	144,769	255,069	199,919	337,794
BANCOMER - L. REVOLVENTE	11/6/2003	2.49%									55,150
BANORTE	12/2/2003	3.83%									55,261
BANAMEX - L. REVOLVENTE	3/4/2005	2.84%									167		66,180
WELLS FARGO	5/27/2006	3.20%									513			209,734
CAPITAL LEASE - PRENDARIO	10/25/2007	7.56%									74	307	220	140	136	6

OTHER FINANCIAL ENTITIES
ORACLE	7/1/2004	5.00%									817	1,905		0	0	0

TOTAL BANKS			0								200,888	146,981	321,469	409,793	337,930	6

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
SUPPLIERS
FERRO MEXICANA												12,440
KOHLER CO.												8,478
PAMESA DO BRASIL												6,833
GRES LUNA SA												5,870
ESMALTES Y COLORANTES COVER												5,788
IPADEX												5,517
ESMACER SA DE CV												3,766
CARLSON SYSTEM												3,437
ABRASIVOS PORCELANICOS												2,328
SERVICIO INDUSTRIAL CERAMICO												2,293
EMPAQUES DE CARTON TITAN			3,721
SACOS Y ENVASES INDUSTRIALES			927
MATERIAS PRIMAS MINERALES DE			668
TECNICA ELECTRICA DEL PARRAL			751
BEMIS DE MEXICO			468
QUIMICA ATSA SA DE CV			693
RODAMIENTOS Y REPRESENT INDU			1,014
PROVEEDORA DE SEG. INDUSTRIA			360
MICROPESE SA DE CV			306
CERAMIKON SA DE CV			288
OTROS			120,124									70,237
TOTAL SUPPLIERS			129,320									126,987
Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credtis in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
			189,551	0								45,626
TOTAL OTHER			189,551	0								45,626
GRAND TOTAL			318,871	0	0	0	0	0	0	0	200,888	319,594	321,469	409,793	337,930	6
* ALL CREDITS ARE DENOMINATED IN DOLLARS.
* THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $11.03 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			THIRD QUARTER 2003
TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos)
ANNEX 6
CONSOLIDATED
	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
TOTAL ASSETS	152,017	1,676,742	0	0	1,676,742
LIABILITIES POSITION	144,123	1,589,680	0	0	1,589,680
SHORT TERM LIABILITIES POSITION	47,188	520,482	0	0	520,482
LONG TERM LIABILITIES POSITION	96,935	1,069,198	0	0	1,069,198

NET BALANCE	7,894	87,062	0	0	87,062
CURRENT RATE BETWEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 11.03 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			2003
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Pesos)
ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,507,819	2,796,580	-1,288,761	0.33	4,224
FEBRUARY	1,442,306	2,736,881	-1,294,575	0.19	2,510
MARCH	1,464,724	2,806,466	-1,341,743	0.68	9,104
APRIL	1,652,007	2,943,574	-1,291,567	0.31	4,013
MAY	1,490,467	2,759,542	-1,269,075	-0.29	-3,641
JUNE	1,425,541	2,733,416	-1,307,875	0.05	602
JULY	1,456,777	2,844,265	-1,387,488	0.14	1,997
AUGUST	1,345,750	2,789,620	-1,443,870	0.22	3,126
SEPTEMBER	1,423,903	2,942,929	-1,519,026	0.60	9,048
OCTOBER
NOVEMBER
DECEMBER
ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER

TOTAL					30,983
WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ANNEX 9
CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	85.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00
(1) THE INSTALLED CAPACITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESED IN TONS. FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
MAIN RAW MATERIALS (Thousands of Pesos)
ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS	PROCESADORA DE MATERIALES CER				7.46
FRITAS	ESMALTES Y COLRANTES COVER	FRITAS	COLOROBIA	S	2.20
	ESMACER		ESMALGLASS	S
COLORES	CERDEC	COLORES	ESMACER	S	10.30
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORTACIONES PROFESIONALES				0.62
	PROINT
OXIDOS	DE MATEO Y CIA	OXIDOS	MINERA AUTLAN	S	0.08
	IMPORTACIONES PROFESIONALES
	MINERA AUTLAN
MATERIALES CERAMICOS	DERIVADOS METALORGANICOS	MATERIALES CERAMICOS	ALCOA INTERAMERICANA	S	3.66
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDASPAR ORP	S
	MINERA NYCO
	MATERIAS PRIMAS DE LAMPAZOS
EMPAQUE	EMPAQUES DE CARTON TITAN	EMPAQUE	CARLSON SYSTEMS	S	5.71
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.01
GOMA	QUIMICA AMTEX				2.31
PRODUCTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.01

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.					2003
SELLS DISTRIBUTION BY PRODUCT
ANNEX 11 DOMESTIC SALES
CONSOLIDATED Final Printing
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN
						TRADEMARKS	CUSTOMERS
	VOLUME	AMOUNT	VOLUME	AMOUNT
LOSETA CERAMICA ESM	15,758	1,343,186	13,193	1,124,488	18.00	INTERCERAMIC	DISTRIBUCION INTERC
OTROS				279,815			GRUPO COMERCIAL INT
							INTERACABADOS DE OC
							MAT ARQ Y DECORATIV
							CERAMICA DEL BAJIO
							SI S.A DE C.V.
							INTERAMBIENTES CERA
							PISOS Y BA¥OS, S.A.
							PISOS Y RECUB CERAM
							PROCERVER, S.A. DE
TOTAL		1,343,186		1,404,303

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
ANNEX 11
FOREIGN SALES
CONSOLIDATED
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
LOSETA CERAMICA ESM			7,463	903,002	U.S.A.	INTERCERAMIC	INTERCERAMIC INC.
OTROS				210,945	CANADA	A.OLEN	DALTILE
						DALTILE

TOTAL				1,113,947

NOTES

* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 18%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTOS ARE JUST FOR COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

ANNEX NO LONGER USED

ANNEX NO LONGER USED

ANNEX NO LONGER USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES
ANNEX 12 - A
CONSOLIDATED
			NUMBER OF SHARES				CAPITAL STOCK
	NOMINAL VALUE	VALID COUPON	FIXED PORTION	VARIABLE PORTION	MEXICAN	SUBSCRIPTION	(Thousands of Pesos)
SERIES							FIXED	VARIABLE
B			14,000,000	83,200,072		57,906,632	7,000	41,600
L						19,646,720
D						19,646,720
TOTAL			14,000,000	83,200,072	-	97,200,072	7,000	41,600
TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's
ADS's
GDS's:
REPURCHASE OWN SHARES

			NUMBER OF	MARKET VALUE OF THE SHARES
	SERIES		SHARES	AT REPURCHASE VALUE			AT QUARTER

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN PROJECTS OF THE COMPANY

CONSOLIDATED

ANNEX 13; Final Printing

1.- REPLACEMENTS OF KILNS.- As of the date of the present report, the Company has as a main project the replacement of two kilns of one of the plants located in Chihuahua, Mexico. As of the date the projects stands at an initial phase and expected to be completed during the fourth quarter of the present year.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                         QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONVERSION OF FOREIGN EXCHANGE TRANSACTIONS

AND FINANCIAL STATEMENTS

CONSOLIDATED

ANNEX 14; Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from October '02 to September '03 was 6.78% compared to the inflation for the same period of 4.03%.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                         QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE OF PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 3 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 30 OF SEPTEMBER OF 2003 AND 2002 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

LIC.VICTOR ALMEIDA GARCIA            LIC. JESUS OLIVAS CORRAL

CHIEF EXECUTIVE OFFICER                CHIEF FINANCIAL OFFICER

CHIHUAHUA, CHIH. AT OCTOBER 20, 2003