Form 20-F
period 2003-12-31
INTERNACIONAL DE CERAMICA SA DE CV
filed 2004-06-30
CIK 1127800

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

G REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

: ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

G TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number:  82-2873

___________________________

Internacional de Cerámica, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Ceramics International, Inc.                                                                                                                                                                             United Mexican States

(Translation of Registrant's name into English)                                                                                                                                                      (Jurisdiction of incorporation or organization)

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

______________

*Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:                                                       Series B Shares, without par value                                             57,906,632

                                                                 Series D Shares, without par value                                            19,646,720

                                                                 Series L Shares, without par value                                             19,646,720

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

                 Yes   X                    No

 Indicate by check mark which financial statement item the Registrant has elected to follow:

                 Item 17                   Item 18   X

Table of Contents

____________________________

             Unless otherwise specified or the context otherwise requires, references to “Interceramic” in this Annual Report on Form F-20 for the fiscal year ended December 31, 2003 (this “Annual Report”) shall mean Internacional de Cerámica, S.A. de C.V., a limited liability company with variable capital (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”), and references to the “Company” shall mean Interceramic collectively with its subsidiaries.

             The Company maintains its financial books and records in Mexican pesos (“Pesos,” “P.” or “Ps”) and presents its financial statements in conformity with generally accepted accounting principles in Mexico (“Mexican GAAP”). Pursuant to Mexican GAAP, financial data for all periods covered by the consolidated financial statements of the Company and other financial information presented in this Annual Report, unless otherwise indicated, have been restated in constant Pesos with purchasing power as of December 31, 2003.

             This Annual Report contains translations of certain Peso amounts into dollars (“Dollars,” “US $” or “$”), the currency of the United States of America (the “United States”), at specified exchange rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent Dollar amounts or could be converted into Dollars at the rate or rates indicated. Unless otherwise indicated, Dollar amounts have been translated from Pesos at the exchange rate of Ps 11.235 to US $1.00, the exchange rate as quoted to the Company by Wells Fargo Bank, N.A. as the rate representing the interbank exchange rate (the “Interbank Rate”) at the close of business on December 31, 2003. There are several other commonly available rates of conversion of Pesos to Dollars and no representation can be made as to the accuracy of one rate as compared to any other, many of which may vary significantly from time to time from the Interbank Rate.

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

 ITEM 2.           Offer Statistics and Expected Timetable

              Not applicable.

 ITEM 3.           Key Information

              A. Selected Financial Data

              The table on the following page presents selected consolidated financial data of the Company. The data presented should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements included under Item 18 in this Annual Report (the “Financial Statements”). The Financial Statements have been audited by Mancera, S.C., a member practice of Ernst & Young Global, independent auditors.

              The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). See Note 13 to the Financial Statements for a description of the principal differences between Mexican GAAP and US GAAP as they relate to the Company and reconciliation to US GAAP of net earnings and shareholders’ equity.

              Pursuant to Mexican GAAP, the Financial Statements and the selected consolidated financial data set forth below have been prepared giving effect to Bulletin B-10, Bulletin B-12 and Bulletin B-15 of the Instituto Mexicano de Contadores Públicos, the Mexican Institute of Public Accountants (the “IMCP”). Bulletin B-10, as amended, provides for the recognition of the effects of inflation on financial information. For years ending prior to January 1, 1997, Bulletin B-10 allowed the Company to restate non-monetary assets at current replacement cost, as determined by independent appraisers, to restate the components of shareholders’ equity using the Consumer Price Index for Mexico (the “NCPI”), and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-10 also requires restatement of all financial statements to constant Pesos as of the date of the most recent balance sheet presented and, accordingly, all data in the Financial Statements and in the selected consolidated financial data set forth below have been restated in Pesos with purchasing power of December 31, 2003, unless otherwise indicated. See Note 1 to the Financial Statements. The effect of these inflation accounting principles has not been reversed in the reconciliation to US GAAP. See Note 13 to the Financial Statements.

              The IMCP published the Fifth Amendment to Bulletin B-10, applicable to financial statements for periods beginning on or after January 1, 1997, which abandons the use of appraisals for the valuation of fixed assets and instead imposes a specific cost method. Under this method, certain fixed assets acquired in Mexico, such as machinery and equipment, are to be valued based on their historical cost. If an asset was acquired from outside of Mexico, the historical cost is restated using the consumer price index of the country of origin, converted into Pesos at the exchange rate prevailing at the time of valuation. For items acquired in Mexico, or for which the country or origin is uncertain, the historical cost is restated using the NCPI. The Company implemented this change commencing with the fiscal year ended December 31, 1997. See Note 1(h) to the Financial Statements.

              Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when financial statements have been restated in constant Pesos in accordance with Bulletin B-10 and prior years’ presentations have been restated accordingly. Bulletin B-12 further requires (i) identification of the generation and application of resources representing differences between beginning and ending financial statement balances in constant Pesos and (ii) that monetary and foreign exchange gains and losses not be treated as nonmonetary items in the determination of resources provided by operations. Under Bulletin B-15, which became effective on January 1, 1998, prior period financial statements must be restated using an actualization factor determined by weighing the Company’s respective operations in the United States and Mexico, each as effected by inflation in the applicable country and currency exchange rates in the applicable currencies. In this respect, Bulletin B-15 is inconsistent with the requirements of Rule 3-20(e) of Regulation S-X promulgated by the United States Securities and Exchange Commission (the “SEC”) with respect to filings under the 1933 Act and the 1934 Act, and is treated as a difference between Mexican GAAP and US GAAP in the Financial Statements. See Note 1(a) and Note 13 to the Financial Statements.

              Effective January 1, 2000, the Company adopted the requirements of the Accounting Principles Bulletin D-4, “Accounting for Income Tax, Asset Tax and Employee Profit Sharing,” issued by the IMCP. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date the temporary differences are expected to reverse. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

              The accumulated effect of these new requirements at the beginning of 2000 was applied to stockholders’ equity, without restatement of prior years’ financial statements. The cumulative effect of adopting this new bulletin increased deferred tax liabilities and decreased stockholders’ equity by Ps 319,986.

	AS OF AND FOR YEAR ENDED DECEMBER 31,
	1999	2000	2001	2002	2003	2003
	(IN THOUSANDS OF PESOS AS OF December 31, 2003(1)					Thnds. of Dollars(9)
INCOME STATEMENT DATA: MEXICAN GAAP:
Net sales	2,954,519	3,036,053	3,174,154	3,267,385	3,424,926	304,844
Cost of sales	(1,911,750)	(1,926,221)	(1,993,310)	(2,058,976)	(2,236,376)	(199,054)
Gross profit	1,042,769	1,112,832	1,180,844	1,208,409	1,188,550	105,790
Selling and administrative expenses	(779,952)	(797,177)	(819,259)	(898,570)	(959,388)	(85,392)
Operating income	262,817	315,656	361,585	309,839	229,162	20,398
Comprehensive financing (cost) income	26,722	(67,879)	(26,666)	(168,266)	(111,923)	(9,962)
Other income (expense), net	(26,887)	(30,565)	(5,358)	(12,830)	(8,690)	(773)
Equity in results of associated companies (2)	839	0	1,426	(450)	488	43
Write-off of assets	0	0	(48,152)	0	0	0
Income and asset tax	(17,282)	(16,750)	(18,244)	(20,852)	(21,105)	(1,879)
Deferred income tax	0-	(39,453)	(31,770)	9,024	(25,726)	(2,290)
Employee profit sharing (3)	(3,475)	(2,652)	(3,701)	(3,798)	0	0
Consolidated net income	242,284	158,357	229,120	112,667	62,206	5,537
Minority net income (loss)	5,996	(816)	24,940	19,660	29,989	2,669
Majority net income	236,287	159,173	204,180	93,007	32,217	2,868
Net income per Unit (4)	4.36	2.91	3.52	1.63	0.65	0.06
Weighted average Units outstanding (000's)(4)	54,175	54,625	57,928	57,184	49,555	49,555
US GAAP AMOUNTS(5):
Majority net income	236,434	123,490	206,996	63,848	209,588	18,655
Net income per Unit (4)	4.46	2.32	3.65	1.14	4.31	0.38
Diluted net income per Unit (4)	4.42	2.31	3.65	1.14	4.31	0.38
	AS OF AND FOR YEAR ENDED DECEMBER 31,
	1999	2000	2001	2002	2003	2003
	(IN THOUSANDS OF PESOS AS OF December 31, 2003(1)					Thnds. of Dollars(9)
BALANCE SHEET DATA: MEXICAN GAAP
Current assets	1,298,426	1,329,777	1,324,119	1,349,488	1,385,920	123,357
Property, plant and equipment, net	2,021,267	1,915,973	1,747,954	1,847,975	1,966,173	175,004
Total assets	3,373,025	3,293,540	3,128,495	3,271,443	3,448,668	306,957
Current liabilities	633,647	598,776	1,427,315	744,636	786,601	70,013
Short term debt (6)	200,603	143,851	1,090,618	278,936	385,969	34,354
Long term debt	1,561,344	1,327,169	263,358	1,012,667	972,419	86,552
Total stockholders’ equity	1,174,139	989,036	1,095,721	1,163,268	1,241,398	110,494
US GAAP AMOUNTS(5):

Total stockholders’ equity	63,171	260,768	361,168	439,491	562,059	50,028
Weighted average units outstanding(10)	5,100	6,367	7,000	7,000	7,000	7,000

CHANGE IN FINANCIAL POSITION: MEXICAN GAAP:
Resources provided by operating activities	377,195	333,980	345,263	169,291	103,819	9,241
Resources (used in) received from financing activities	(263,465)	(156,158)	(140,812)	(131,519)	(12,269)	(1,092)
Resources used in investing activities	(141,951)	(100,337)	(116,226)	(181,793)	(133,936)	(11,921)

CASH FLOW DATA: US GAAP:
Cash flow provided by operating activities	151,481	153,415	198,239	61,647	54,214	4,825
Cash flow used in investing activities	(142,858)	(96,441)	(108,884)	(176,959)	(133,936)	(11,921)
Cash flow (used in) provided by financing activities	(78,933)	53,875	(56,355)	(166,872)	(35,706)	(3,178)
Effect on inflation accounting	36,536	(37,449)	46,020	150,677	75,527	6,722
OTHER DATA: MEXICAN GAAP:
Depreciation and amortization	166,051	153,515	152,430	160,054	175,645	15,634
Capital expenditures	(141,950)	(100,341)	(116,226)	(181,793)	(133,936)	(11,921)
Working capital	664,780	731,001	(103,196)	604,852	599,319	53,344
EBITDA (11)	428,867	469,170	514,016	469,893	404,807	36,032
OPERATING INFORMATION:
Gross profit margin (7)	35.29%	36.62%	37.20%	36.98%	34.70%	34.70%
Operating profit margin (7)	8.90%	10.39%	11.39%	9.48%	6.69%	6.69%
EBITDA (7)	14.52%	15.44%	16.19%	14.38%	11.82%	11.82%
Personnel at period end	3,811	3,381	3,127	3,089	3,045	3,045

AVERAGE EXCHANGE RATES (8) YEAR END EXCHANGE RATE	9.55 9.50	9.47 9.61	9.33 9.19	9.75 10.39	10.85 11.235

Notes:

(1)        In thousands, except for net income per Unit and operating information.

(2)        The equity in results of associated companies reflects the participation of the Company in the earnings of certain non-consolidated affiliates. See Note 1(g) to the Financial Statements.

(3)        See Note 9 to the Financial Statements.

(4)        Calculated by dividing majority net income by the weighted average Units outstanding for the respective period.

(5)        See Note 13 to the Financial Statements.

(6)        Includes bank loans and the current portion of long term debt. See Note 5 to the Financial Statements.

(7)        Expressed as a percentage of net sales.

(8)        Average Interbank Rate at the end of month during each period. At June 4, 2004, the Interbank Rate was Ps 11.42 to US $1.00. For the six months from December 2003 through May 2004, the high and low exchange rates were as follows:

Month	High	Low
December 2003	11.390	11.167
January 2004	11.235	10.817
February 2004	11.170	10.940
March 2004	11.225	10.930
April 2004	11.470	11.167
May 2004	11.710	11.415

(9)        Solely for the convenience of the reader, figures as of December 31, 2003 have been translated into Dollars as the rate of Ps 11.235 to US $1.00, the Interbank Rate at December 31, 2003.

(10)      The weighted average Units outstanding is calculated under US GAAP under which only the fixed portion of stockholders’ equity is taken into account.

(11)      EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of performance under either US GAAP or Mexican GAAP and should not be considered a substitute for cash flow from operations, net earnings or other measures of performance as defined by US GAAP, or as a measure of profitability or liquidity. EBITDA does not give effect to the cash that must be used to service debt or to pay income taxes and thus does not reflect the funds actually available for capital expenditures or other discretionary uses. The presentation of EBITDA used by the Company may not be comparable to other similarly titled captions of other companies due to differences in the methods of calculation. It is included herein to provide additional information with respect to the Company’s ability to meet its consolidated debt service obligations and its capital expenditure and working capital requirements. It is also included because it is used as a measure in a financial covenant contained in the Company’s primary loan agreement. The calculation of EBITDA is as follows:

	YEAR ENDED DECEMBER 31,
	1999	2000	2001	2002	2003	2003
	IN THOUSANDS OF PESOS AS OF December 31, 2003(1)					Thnds. of Dollars(9)
Majority net income	236,287	159,173	204,180	93,007	32,217	2,868
Reconciliation to EBITDA
Comprehensive financing (cost) income	(26,722)	67,879	26,666	168,266	111,923	9,962
Other income, net	26,887	30,565	5,358	12,830	8,690	773
Equity in results of associated companies (2)	(389)	0	(1,426)	450	(488)	(43)
Income and asset tax	17,282	16,750	18,244	20,852	21,105	1,879
Deferred income tax	0	39,453	31,770	(9,024)	25,726	2,290
Employee profit sharing (3)	3,475	2,652	3,701	3,798	0	0
Minority net income (loss)	5,996	(816)	24,940	19,660	29,989	2,669
Depreciation and amortization	166,051	153,515	152,430	160,054	175,645	15,634

EBITDA	428,867	469,170	514,016	469,893	404,807	36,032

              B. Capitalization and Indebtedness

              Not applicable.

              C. Reasons for Offer and Use of Proceeds

              Not applicable.

              D. Risk Factors

              There are certain risk factors that are specific to Interceramic, its industry and its business. These may include the following:

Risks Relating to Developments in Mexico and Other Emerging Market Countries

Mexican political, social, and economic conditions and might adversely impact our sales and profitability

              Over 75 percent of our assets are located in Mexico, and on average about 50 percent of our sales each year are achieved in Mexico. As a result, demand for our products and our selling prices may decline as a result of adverse general economic and social conditions in Mexico, Mexican political developments, devaluation of the Peso and inflation and high interest rates in Mexico.

Mexico has experienced adverse economic conditions that make our profitability vulnerable to factors beyond our control

              Since 2001, Mexico has experienced a prolonged period of slow-growth, with the gross domestic product or “GDP” growing at the rate of 0.3 percent, 0.9 percent and 1.16 percent in 2001, 2002 and 2003, respectively. If the Mexican economy falls into a recession, our business, financial condition and results of operations may suffer materially for a number of reasons, including lack of consumer demand for our products, declining selling prices and increased cost of the materials, supplies and services we need in Mexico to make our products.

Policies of the Mexican government could adversely effect the value of your investment in our company

              The Mexican government has exercised and continues to exercise a significant influence over many aspects of the Mexican economy. With the improving economic stability in recent times, the government has materially loosened its control over the economy, however in deteriorating economic circumstances the government could be expected to reinsert itself into the economy which could result in governmental controls on prices, currency exchange rates and inflation. Accordingly, Mexican government actions concerning the economy could have a significant effect on us and other private sector entities and on market conditions and the prices and returns on Mexican equity securities, including our equity securities.

Political considerations in Mexico can adversely impact our operations and the value of your investment in our company

              Political events in Mexico may significantly affect our business conditions, financial condition and results of operations as well as the price of our securities. In recent years, political and social unrest and disturbances have adversely impacted the Mexican securities markets. In 2000, the citizens of Mexico elected Vincente Fox President of Mexico, the first opposition candidate to win the Presidency since 1929. Mr. Fox, a member of the National Action Party, ran for office on a program advocating reform of the political process in Mexico. However, the Institutional Revolutionary Party, which had held the presidency since 1929, maintains a majority, together with the Partido de la Revolución Democrática in both houses of the Mexican Congress and conflict between the President and the Congress has made it very difficult for Mr. Fox to accomplish the reforms he had advocated during his campaign. Continued conflict between the two branches of government could lead to political paralysis in Mexico which could adversely effect operations and the price of our securities.

Depreciation or fluctuation of the Peso relative to the Dollar could adversely affect our financial condition and results of operations

              All of our debt and a material amount of our revenues and expenses are denominated in Dollars. Accordingly, we are affected by fluctuations in the value of the Peso against the Dollar. During periods when the Peso devalues against the Dollar, we recognize foreign exchange losses on our financial statements, while exchange gains are recognized during periods that the Peso strengthens against the Dollar. For example, while in 2001 the Company recognized foreign exchange gains of Ps 52.8 million as the Peso appreciated against the Dollar, in 2002 the opposite was true and the Company recognized foreign exchange losses of Ps 115.8 million. In 2003 the Company registered a foreign exchange loss of Ps 91.5 million. Currency fluctuations are likely to continue to have an effect on our financial position, results of operations and cash flows in future periods.

              Severe devaluation or depreciation of the Peso may also result in disruption of international foreign exchange markets and limit our ability to convert Pesos into Dollars for purposes of paying our debt as well as other obligations that we incur in Dollars. Although the Mexican government does not currently restrict the ability of persons to convert Pesos into Dollars or otherwise export currencies out of Mexico, it has done so in the past and it could institute restrictive policies which might adversely affect our ability to convert Pesos into Dollars in the future.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

              Even though we are currently experiencing the lowest interest and inflation rates in decades, Mexico has historically experienced high interest rates and high levels of inflation. Measured by changes in the National Consumer Price Index, inflation in Mexico for 2001 was 4.40 percent, 5.70 percent for 2002 and 3.97 percent for 2003. High rates of inflation can adversely affect the Company’s results of operations or a variety of reasons, including the inability to always match the pace of inflation in the prices of goods and services needed to make products with the price the Company can obtain in the markets for the sale of its products. During periods of high inflation in Mexico, domestic interest rates have increased significantly. During 2002, the interest rate of the 28-day Mexican government securities called “Cetes” averaged 7.08 percent. During 2003, the interest rate of the 28-day Mexican government securities called “Cetes” averaged 6.23 percent. While these recent interest rates represent a considerable change from interest rates in excess of ten percent less than a decade ago, these low levels may not be maintained. High interest rates not only would increase our cost of borrowing money in Mexico, but also might make it more difficult to borrow or acquire goods and services on credit, thereby impairing our ability to manufacture our products as and when needed to service consumer demand.

Adverse developments in other emerging market countries may lower the value of your investment in our company

              The market value of the securities of Mexican companies is periodically subject to economic, social and political developments in other emerging market countries. Although economic conditions in other countries may differ materially from those in Mexico, and although many of these other countries may have immaterial connections to the Mexican economy, investors’ reactions to developments in other countries, particularly in emerging market economies, may result in a decrease in the market value of our securities.

Risks relating to us and our business generally

The construction business is cyclical and a decrease in demand for tile products may lower our sales

              A recession or decline in the construction industry in Mexico or in the United States could result in decreased demand for our products and lower price levels. The tile industry is highly dependent on construction activity—including new construction and remodeling—which is cyclical in nature and is significantly affected by changes in general and local economic conditions. These changes include employment levels, financing availability, interest rates, consumer confidence and housing demand. Further, material unanticipated fluctuations in the demand for ceramic tile products could result in increases in inventories which may not be readily saleable by us at profitable prices.

We use significant amounts of natural gas in our production process and increased natural gas prices will adversely effect our profitability

              Energy accounts for on average around 15 percent of our production cost, the largest component of which is for purchases of natural gas. Increases in the price of natural gas cannot easily be recovered from the prices of our products, and thus a significant increase in the price of natural gas is likely to have a detrimental effect on our gross profit. With the current uncertainty in the Middle East and the protracted conflict in Iraq, natural gas prices have been increasing over recent months, currently is almost 25 percent more expensive than it was at this time in 2003. In the past, we have entered into fixed price contracts or other arrangements to limit our exposure to unfavorable fluctuations in energy prices, but we have none of these arrangements in place in 2004.

We are highly leveraged and disruptions in cash flow may impair our ability to fund operations

              Although we have been decreasing our debt in recent years, we are still relatively highly leveraged, with consolidated indebtedness of US $99.4 million and a total debt to equity ratio of 0.65 to 1 as of March 31, 2004. Substantially all of our physical assets have been pledged to secure repayment of our debts. Because a substantial portion of our cash provided by operations is needed to pay our debts, funds available for operations and for needed capital expenditures have been reduced in recent periods, and our ability to generate sufficient cash flow to adequately fund operations and capital expenditures in future periods may be impaired. Additionally, our highly leveraged position makes us more vulnerable to adverse economic conditions than less leveraged competitors. Furthermore, the discretion of our management with respect to certain business matters is limited by covenants contained in some of our loan agreements.

We may not generate enough cash flow to pay substantial debt amortizations in coming periods

              In June of 2002, we entered into a Credit Agreement with an international consortium of lenders, pursuant to which we borrowed US $100.0 million to refinance our then-maturing $90.0 million notes and for other general working capital purposes. Although the Credit Agreement is on generally favorable terms, it provides for significant amortization of principal, with US $13.1 million due in 2004, US $20.0 million due in 2005, US $22.5 million due in 2006 and the remaining US $25.0 million due in 2007. We also have US $6.1 million in short-term debt due in 2004. These significant debt service obligations may materially impact our cash flow and impede our ability to fund operations. In 2002 and 2003, our cash flow was substantially reduced over prior periods. In the event we are unable to generate sufficient cash flow to service debt obligations when due, we will be required to either renegotiate the terms of our debt obligations or replace them on conditions that are more favorable than currently. If we were unable to do so, it could impair our ability to fund operations and adversely impact our profitability.

We face significant competition in all markets and pricing pressures may decrease our profitability

              Significant competition generally is reflected in lower prices for our products, and any further decreases in our selling prices could decrease our profitability and impair our cash flow. The markets for our products in both Mexico and the United States are highly competitive. In Mexico, we compete for market share primarily with domestic manufacturers and independent distributors of ceramic tile, many with greater resources than we possess. We dedicate significant resources to advertising, marketing and product presentation strategies in Mexico in order to generate and maintain consumer interest in our products. A failure of one or more of our strategies could result in decreased sales in Mexico. In the United States, we face significant competition, primarily from Italian and Spanish producers. Much of our competition in the United States is against products similar to ours and pricing pressures are significant. Although the recent weakness of the Dollar against the European common currency, or “Euro,” has increased the cost of products of many European competitors, most of these competitors still retain a pricing advantage over us due to generally lower costs of production.

Import tariffs in the United States provide some competitors with pricing advantages that put us at a competitive disadvantage

              United States tile manufacturers can charge less for their products than we do because they are not subject to import tariffs, making our products less competitive and adversely effecting our sales revenues. Mexico, the United States and Canada are parties to the North American Free Trade Agreement, or NAFTA, created to establish a “free trade” zone and to eliminate import duties, tariffs and barriers among the three countries. However, under NAFTA tariffs on ceramic tile imported from Mexico into the United States were not eliminated and are to be phased out over a period of 15 years (the current NAFTA tariff rate for substantially all of our products is 5.00 percent). United States producers are not subject to any tariffs in the United States markets and thus enjoy a competitive advantage against importers like us. The benefits of NAFTA to us may only be realized gradually with increased access to the United States market and increased sales in the United States as the tariffs are reduced. It is also possible that European or United States manufacturers may locate or expand production facilities in Mexico to take advantage of reduced tariff levels, resulting in increased competition not only in the United States market but in the Mexican market as well.

              The United States is also a party to the General Agreement on Tariffs and Trade, or GATT. Under GATT, the United States currently imposes a tariff on products like ours from non-NAFTA countries at a rate of 8.50 percent. The reduction of tariff rates under GATT may result in increased competition within the United States ceramic tile markets from European and other foreign producers of ceramic tile products.

Risks relating to our controlling shareholders and our capital structure

Our controlling shareholders may cause us to take actions that may not be in the best interest of other shareholders

              Over half of our general voting securities are held or controlled by members or associates of the Oscar Almeida Chabre family of Chihuahua, Chihuahua, México. This controlling group may have objectives for our company that differ from those of minority shareholders on a variety of issues, including for example business strategies, product development and capital investment. Because of this, the value of your investment is subject in many respects to the decisions of management over which you are unable to exercise any control. By virtue of its ownership, this group has the effective power to designate a majority of the Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of the Series D Shares and the Series L Shares. Further, under Mexican law, you may have less protection as a minority shareholder than you do under the laws of the United States. See the discussion under the heading “Item 10. Additional Information–B. Memorandum and Articles of Association” contained in this annual report.

A change in our control may result in management changes and defaults under loan agreements that could result in acceleration of significant debt obligations

              As a result of shareholdings and certain agreements, the Almeida Family currently controls a majority of our general voting securities. The Almeida Family has controlled the senior management of our company since its inception, and a loss of control could result in a loss of experienced executive and other management personnel which might harm our ability to competitively operate our business. Also, most of our loan agreements contain provisions that would allow our lenders to accelerate our debts if the Almeida Family ceases to own a certain percentage of the Company. If all or even a portion of our debts were accelerated, we may be unable to pay or refinance them. The Almeida Family is not obligated to maintain their holdings in our securities, however, and if they chose to dispose of all or a portion of their Series B Shares the control of Interceramic could change.

              On December 7, 2004, the then outstanding Series L Shares will automatically convert to Series B Shares. As a result, the Almeida Family will, based upon their current ownership, cease to own or control over 50 percent of our general voting securities.

Your ability to recover damages from or enforce a judgment against us may be limited

              We are organized under the laws of Mexico and all of our officers and all but two of the members of our board of directors reside in Mexico. Also, more than 75 percent of our assets are located in Mexico. As a result, if you were to have a claim against us, whether predicated upon the civil liability provisions of the federal securities laws of the United States or otherwise, it may not be possible for you to effect service of process within the United States upon our management or to enforce the payment by us or our management of damages that might be awarded to you by courts in the United States.

 ITEM 4.           Information on the Company

              A. History and Development of the Company

              Interceramic was founded on February 17, 1978 as a closely held a limited liability company with variable capital (sociedad anónima de capital variable) by certain members and associates of the Almeida Family. Although Interceramic conducts business in Mexico under the “Interceramic” trade name, its charter name is “Internacional de Cerámica, S.A. de C.V.,” which translates roughly as “Ceramics International.” The current prescribed duration of Interceramic is to February 28, 2053. Interceramic became a publicly traded company in Mexico in 1987 and in 1994 completed an initial public offering of securities in the United States. American Depositary Receipts (“ADRs”) evidencing five of Interceramic’s “Limited Voting Units,” which are securities comprised of one Series D Share and one Series L Share, are listed on the New York Stock Exchange, Inc. (the “NYSE”). Both Limited Voting Units and “Common Units,” which are securities comprised of two Series B Shares, are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”).

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

              In its early history, Interceramic manufactured glazed ceramic floor tile from one production facility located in Chihuahua, Mexico, primarily for sale in the Mexican markets through independent distribution. In 1989, it added another production facility in Mexico, which has almost since inception been owned as a “joint venture,” initially of Interceramic and Armstrong World Industries, Inc. (“Armstrong”), but currently with Dal-Tile International, Inc. (“Dal-Tile”), as successor to Armstrong’s interest in the venture. Also in the late 1980's, Interceramic commenced distribution of selected products in the United States. While its initial sales into the United States were through independent distributors, the Company has been steadily increasing a network of Company-owned distribution in the United States. The same holds true in Mexico, where independent distribution gave way in the 1994-1995 period to a mixed network of Company-owned distribution and an extensive, exclusive “Interceramic” franchise web throughout the country. The Company added a new production facility in Chihuahua in 1995, while also opening a manufacturing facility in the United States, in both cases for the production of glazed ceramic wall tile. The Company also manufactures for sale in Mexico grouts and certain adhesives for the installation of ceramic tile products. For the last several years, the Company has focused its efforts in Mexico and the United States on maximizing its profitability and market share through innovation, promotion and marketing. See the discussions under B, C and D below.

              In late 2000, Interceramic concluded a private placement of 3,636,363 Common Units to Kohler Co. (“Kohler”), a leading international producer of bathroom and kitchen fixtures and related products. As a result, Kohler acquired a 6.28 percent stake in the then aggregate outstanding capital stock of the Company and an 11.06 percent ownership of the Series B Shares outstanding at that time, although as a result of subsequent stock issuances Kohler’s stake in the Series B Shares has decreased to 7.50 percent. In the 2000 transaction, Kohler paid a price of US $3.30 for each new Common Unit, which was in excess of twice the then market price for a Common Unit on the Mexican Stock Exchange.

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

              As was the case in both 2001 and 2002, during the course of 2003 the Company did not undertake any material capital projects, and most of its capital expenditures during the year were attributable to development and implementation of the Oracle supply chain management system, the installation of two new technologically advanced kilns in substitution of older kilns, the redisign and automation of the selection and packaging areas in all of the plants and the creation and implementation of a new image for the Company’s wholly-owned stores in the United States, as well as for the routine upgrades of and improvements to existing equipment and facilities.

              Aggregate capital expenditures during 2003 were Ps 133.9 million, while in 2002, the Company’s capital expenditures were Ps 181.8 million and in 2001 capital expenditures were Ps 116.2 million. During the course of 2004, the Company expects to incur capital expenditures of approximately Ps 480.0 million, primarily in connection with the recently completed purchase from the Almeida Family of two franchisee distributors in Mexico and on the construction and equipment of a new state-of-the-art production facility to be located in the Mexican city of Chihuahua (the “New Plant”).

              B. Business Overview

 General

              The Company is engaged in the manufacture and distribution of glazed ceramic floor and wall tile and related products, primarily in Mexico and the United States. The Company produces a broad selection of high quality glazed ceramic floor and wall tile for residential and commercial uses. Products manufactured in its Mexican facilities are marketed by the Company throughout Mexico under the “Interceramic” brand name, using a national network of exclusive franchise stores as well as a number of Company-owned stores in the important Mexico City, Guadalajara, Monterrey and Chihuahua markets. In the United States, the Company effects sales under its own brand names, using its sales subsidiary, Interceramic, Inc. (“Interceramic USA”), which sells through independent distributors and a network of wholesale/retail stores owned and operated by Interceramic USA. Operated for many years under the name Ceramic Tile International, during the course of 1993 the Company changed the trade name for these stores to “Interceramic Tile and Stone Galleries” (“ITS”). Current ITS locations are in Anaheim, California; Dallas, San Antonio, Houston, Fort Worth, Plano, Austin and El Paso, Texas; the Atlanta, Georgia, area; Albuquerque, New Mexico; Las Vegas, Nevada; Phoenix and Scottsdale, Arizona; and Tulsa and Oklahoma City, Oklahoma. The Company also sells certain of its Mexican production to Dal-Tile for resale in the United States under Dal-Tile brand names. Through Interceramic USA, the Company also manufactures glazed ceramic wall tile in the United States and distributes the production in the United States using the independent distributors and the ITS network. In addition, the Company imports ceramic floor and wall tile, primarily from Italian and Spanish manufacturers, for distribution and sale in the United States and Mexico and manufactures and distributes grouts and adhesive materials in Mexico to complement the Company’s ceramic tile product lines.

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

              ●        The Company’s second production facility (the “RISA Plant”) is owned and operated by Recubrimientos Interceramic, S.A. de C.V. (“RISA”), a company owned 50.01 percent by the Company and 49.99 percent by Dal-Tile, and accounts for 25.00 percent of the Company’s current installed capacity. The RISA Plant was constructed in 1989, and has a production capacity of 66.0 million square feet. All production of the RISA Plant is currently glazed ceramic floor tile. As successor to Armstrong under contracts entered into between the Company and Armstrong, Dal-Tile has the right to purchase up to 50 percent of the production of the RISA Plant, all in first quality, for sale in the United States.

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

              In addition, at a facility (the “First ABISA Plant”), located adjacent to the ICSA Plant and owned and operated by a subsidiary of the Company, Adhesivos y Boquillas Interceramic, S. de R.L. de C.V. (“ABISA”), the Company manufactures and develops grouts and adhesive materials used in the installation of ceramic tile. In 2001 ABISA opened a second grout and adhesive facility (the “Second ABISA Plant”) in the central Mexican town of Huichapan. The Second ABISA Plant more than doubled ABISA’s capacity and allows the Company to reduce the shipping costs associated with these high-weight but low-cost products to franchisees in the southern part of Mexico. Custom Building Products of California, Inc. (“Custom”), a United States producer of similar products, owns 49.00 percent of ABISA’s equity.

              In 1998, the Company organized a wholly-owned subsidiary, Distribución Interceramic, S.A. de C.V. (“DISA”), to own and operate wholesale/retail locations throughout the Mexico City area. Additionally, in 1999, the Company organized Interacabados de Occidente, S.A. de C.V. (“Occidente”), another wholly-owned subsidiary, to acquire the operations of the Company’s franchisee in the Guadalajara area. In March 2004, the Company purchased all of the issued and outstanding capital stock of Grupo Comercial Interceramic, S.A. de C.V. (“GISA”) and Materiales Arquitectónicos Decorativos, S.A. de C.V. (“MASA”). GISA operates the Company’s franchises in the city and state of Chihuahua, while MASA is the owner of the franchise stores in the Monterrey area. GISA was purchased from the Almeida Family and MASA was purchased from the Almeida Family and an associate of the family.

Production Capacity

              At the end of 2003, the Company had a total annual installed capacity of 264.0 million square feet, of which 190.3 million square feet is allocated to the production of glazed ceramic floor tile and 73.7 million square feet is dedicated to the production of glazed ceramic wall tile. For the past four years, all of the Company's plants have been operating at full capacity. The New Plant is expected to increase the Company's production capacity by approximately 25 percent. The production capacities of the respective facilities, expressed in millions of square feet per annum, are:

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

              In addition to its core business of providing tile for the higher end of the market, the Company also manufactures limited amounts of strategic products for the lower end of the ceramic tile market in Mexico, primarily as a means of introducing potential customers to the higher-end offerings available in the franchise stores. Over the past couple of years, the Company has out-sourced the manufacture of certain of the more basic, or “commodity-type,” products in order to focus its own manufacturing efforts on higher end products, and during 2003 sold 6.4 million square meters of third party products compared to sales of 27.9 million square meters of its own products. The Company has adopted a strategy in Mexico to de-emphasize the distinctions between commodity and other tile products, instead focusing on a broad “Interceramic” product mix at its franchise stores in order to meet virtually every consumer demand for glazed ceramic tile products.

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

              Glazed ceramic tile consumption by product volume increased by a compounded average of 11.31 percent per year in Mexico between 1997 and 2003 and 10.60 percent per year in the United States over the same period. In Mexico, double-digit growth has been fueled by increased construction spending associated with economic recovery since the Peso devaluation in 1994 and by rising personal income levels. Growth in the United States reflects increased consumer preference of ceramic tile vis-à-vis other floor covering alternatives and economic expansion of the 1990’s. Furthermore, ceramic tile products have benefitted from declining prices associated with improvements in manufacturing technology resulting in a more competitively priced package and narrowing the price gap against other floor covering alternatives.

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

Markets

              General

              The Company markets its products throughout Mexico, as well as in the United States and Canada and in the past, to a very limited extent, Central America. The vast majority of its sales are in Mexico and the United States, which over the past five years have combined for 99.85 percent of the Company’s consolidated sales. Sales in Mexico are made through an extensive franchise network, which includes Company-owned points of sale in the major markets of Mexico City, Guadalajara, Chihuahua and Monterrey, while in the United States, Interceramic USA effects sales through independent dealers and ITS stores. In Canada, most sales are made through one distributor located in Toronto who then makes further distribution throughout the country. The chart on the following page summarizes the Company’s consolidated sales by markets.

[Chart on Following Page]

Historical Mix of Company Sales by Market
	2000	2001	2002	2003
Mexico
Revenues*	1,729.5	1,880.1	1,842.0	1,920.5
Percent of Consolidated Sales	56.91	59.23	56.37	56.07

United States
Revenues*	1,307.6	1,292.8	1,424.4	1,503.4
Percent of Consolidated Sales	43.02	40.73	43.60	43.91

Other (Primarily Canada and Latin America)
Revenues*	2.0	1.3	1.0	1.0
Percent of Consolidated Sales	0.07	0.04	0.03	0.02
Totals
Revenues*	3,039.1	3,174.2	3,267.4	3,424.9
Percent of Consolidated Sales	100.00	100.00	100.00	100.00

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

              Mexico

              The Company believes, based on industry sources, that Mexico’s market for glazed ceramic tile in 2003 was at least 1,514 million square feet, divided into two main sectors: floor and wall tile. In 2003, floor tile represented approximately 1,141 million square feet and wall tile represented approximately 373 million square feet of the Mexican market. Total consumption of glazed ceramic tile products by volume in Mexico has increased at an estimated compound annual growth rate of 12.23 percent over the last eight years. The estimated 1,514 million square feet of sales for 2003 represents a modest increase of 3.92 percent over an estimated market of about 1,457 million square feet during 2002, a year which showed a much higher consumption increase of 10.00 percent over the preceding year. However, in 2001 growth over 2000 was just 3.47 percent.

              The chart on the following page indicates growth in ceramic tile consumption, the construction industry in general and the Mexican gross domestic product, indexed to 1993 as the base year:

[Chart on Following Page]

	Index of Ceramic Tile Consumption, Construction and GDP in Mexico(1)
Year	Ceramic Tile Growth Index(2)	Construction Growth Index(3)	GDP Growth Index(3)

1993	100.00%	100.00%	100.00%
1994	104.64	108.43	104.46
1995	79.58	82.99	97.96
1996	91.18	91.10	103.00
1997	108.32	99.55	109.98
1998	128.65	103.76	115.37
1999	138.10	108.94	119.69
2000	151.48	113.51	127.56
2001	143.49	107.07	127.40
2002	144.54	108.41	128.33
2003	150.69	112.09	130.00
CAGR(4)	4.19	1.15	2.66

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

              Prior to the last major economic crisis in Mexico, a significant share of the ceramic tile market in Mexico, estimated by the Company to be approximately 10.37 percent during 1994, was held by imports, primarily from Spain and Italy. The Peso devaluation had a significant adverse effect on ceramic tile imports in Mexico, decreasing import participation in the domestic markets by almost 90 percent. Since the Mexican economy stabilized late in the 1990's imports have slowly regained market share and at an estimated nine percent of the market in 2003 have virtually recovered their pre-devaluation market share. Prior to the devaluation the Company had imported a substantial amount of product for resale in Mexico, but for a number of years the Company imported no foreign tile products for sale in Mexico. Starting late in 2002, the Company resumed imports of foreign product, substantially all of which is aimed at the lower-end of the markets to enable the Company to focus its limited production capacity on higher-end products while offering the consumer a broad spectrum of products.

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

              United States

              Based on statistics compiled by the United States Department of Commerce (the “Commerce Department”) and estimates and projections reported in a 2003 study of the United States ceramic tile industry by Economic Industry Reports, Inc. (the “2003 Study”), the ceramic tile industry in the United States was relatively flat for a number of year until the last decade. Consumption in the United States increased dramatically over the period, increasing by 211.40 percent over 1992 to an estimated market in 2003 of 2,595.5 million square feet compared to 833.4 million square feet in 1992. Similar to Mexico, 2000 saw substantial growth of 11.66 percent over the preceding year while 2001 saw much slower growth, with the market increasing by only 3.47 percent over 2000–in the latter case most likely greatly attributable to the uncertainty sparked by the events of September 11, 2001. The market rebounded considerably in 2002, increasing by 10.00 percent over 2001, an increase of more than 133 million square feet. In 2003, growth slowed again, and ceramic tile consumption increased by only 3.92 percent over 2002. The Company believes that the key to growth in ceramic tile consumption in the United States has been and will continue to be ceramic tile gaining market share over other types of floor and wall coverings. According to the publication “Specialists in Business Information,” in the period 1993 through 1998 the market for ceramic tile grew at a compound annual rate of 10.7 percent while carpet grew at 2.4 percent, hardwood at 6.2 percent, resilient sheet and tile at 4.1 percent and rubber flooring at 5.8 percent. While somewhat dated, and while the study also did not include the figures for “laminate” flooring, a fairly recent and fast growing entrant into the flooring markets, the Company considers the trends identified in this study to remain generally sound and confirms the Company’s belief that ceramic tile demand is increasing faster than demand for most other types of floor products.

              Although the overall market for glazed ceramic floor and wall tile in the United States, according to the 2003 Study, increased during the time period from 1990 to 2003 at an average annual rate of 9.16 percent, during the same period, however, the price obtained per unit has been generally decreasing. The average price per unit for glazed ceramic tile products of domestic producers dipped $0.07 per square foot in 2001 over 2000, and declined further by $0.02 to an estimated $1.10 per square foot in 2002. The trend continued in 2003 as prices decreased by $0.05 per square foot over 2002. Imports continue to lag behind domestic production in pricing however–having reached a peak of $0.96 per square foot in 1989, the average price for imported glazed ceramic tile products stood at $0.79 per square foot at the end of 2003. Imported products in the United States thus trade at an average 28.18 percent discount over domestic products. While glazed ceramic tile prices have slipped, other types of ceramic floor and wall tile have achieved modest price gains over the same periods. For both domestic and foreign producers, the reduction in price per unit is primarily due to competition and reduced production costs. As manufacturers have realized cost savings through technological advances and as a result of competitive pressures in the marketplace, the savings have tended to be passed on to the consumers. Because over half of the United States market is composed of imports, the Company believes that the United States ceramic tile market is representative of global ceramic tile markets. As most of the competitive and technological pressures and advances have already occurred at global pricing levels, the Company expects that prices of glazed ceramic tile in the United States will be substantially the same for the foreseeable future.

              In the United States, the Company competes with several domestic producers, as well as imports from Italy, Spain, Mexico and other countries. However, the Company’s sales in the glazed ceramic floor and wall tile market in the United States have grown significantly, from approximately US $14.8 million in 1989 to US $134.6 million in 2003. Based upon information contained in the 2003 Study, the Company estimates that its share of the glazed ceramic floor tile market in the United States was 6.33 percent at the end of 2003, slightly less than an estimated market share of 6.78 percent in 2002. This reflects not only the burgeoning growth of the ceramic tile markets in the United States over the years but also a slight erosion in the Company’s market share from around eight percent in the late 1990's.

              Although the Company sells its products in other Central and Latin American countries, as well as in Canada, 99.93 percent of International Sales are to the United States. Of the total International Sales by volume during 2003, 57.58 percent consisted of sales of glazed ceramic floor and wall tile manufactured by the Company and the remaining 42.42 percent consisted of tile imported by the Company or purchased by Interceramic USA from United States or foreign producers. The significant increase in sales of non-Company products–they accounted for only 17.76 percent of sales in 2002–resulted from the Company’s decision to purchase substantial amounts of product from third-party suppliers in order to allow the Company to dedicate more of its own production capacity to higher margin products. Of the total International Sales for 2003, 25.69 percent consisted of sales through independent distributors and 68.62 percent consisted of sales through ITS stores, with the remainder being sold through Dal-Tile and customers in Central and Latin America.

              In the United States, the Company sells to ITS, as well as to independent distributors, usually one for each major metropolitan area in the United States other than those in which an ITS store is located. The distributors then sell to floor covering dealers, builders, general contractors, floor covering contractors and the installer trade located in their respective sales areas. The usual customers for the Company’s products in the United States are contractors for new residential and commercial construction and, to a lesser degree, industrial construction. In addition, a significant percentage of sales is made in connection with home and office remodeling and renovation, both to the professional contractor, architect and interior decorator, as well as, to a much more limited extent than in Mexico, to the retail consumer.

 Strategy

              General

              For a variety of reasons, including vastly differing economic conditions and income levels, differences in consumer and cultural preferences and disparate climatic conditions, the ceramic tile markets in Mexico and the United States differ from each other in many material respects. Accordingly, the Company has developed focused business strategies for each market. However, with all of the Company’s production facilities currently running at full capacity, the Company is pursuing a basic strategy in both markets to increase its gross margins by focusing its product mix on the higher end segments of the market and gaining market share in these segments. In order to do so, the Company is concentrating on the development of new, innovative and first-class products for sale in both Mexico and the United States. For example, during 2003 the Company introduced 40 new product lines, including a number of highly-sought “porcelain” products. At the same time, the Company believes it extremely important to maintain a full array of product offerings for the complete range of consumer tastes and budgets. To avoid erosion of its market share by producing insufficient quantities of products, during the course of 2002, the Company established a number of “private label” programs with third party manufacturers in order to be able to meet product demand as well as to focus its own manufacturing capacity on higher end products. The products developed under the private label programs are aimed at the lower, less expensive segments of the market in order to provide a full-line of ceramic tile product offerings to its customers as well as to enable the Company to dedicate all of its own production capacity to the more innovative, more expensive products.

              The New Plant, a new production facility located in Chihuahua, Mexico, is currently under construction and slated to open early in the second quarter of 2005. The New Plant will increase the Company’s overall capacity by about 25 percent and should reduce need for some of the third party production.

              The Company also continues to pursue strict control over operating expenses and further efficiencies in the production process in order to increase margins as much as possible within the limits imposed by current production capacity.

              Mexico

              Since the substantial recovery of the Mexican economy in the later years of the 1990’s, the Company’s central strategy has been increasing market share, primarily through the improvement of the selling prices for its products. This strategy has continued with the Company concentrating on improving its product mix to obtain higher margins on virtually the same volume of product by square meter. The Company has focused on improving its margins by obtaining a better product mix in its franchise stores and is directing its efforts towards obtaining real price increases. This has been achieved to a great extent over the past few years, and will continue to be the Company’s prime strategy. The existence of the exclusive franchise stores makes it easier for the Company to introduce new products into the market, without having to develop entirely new distribution systems and networks. Further, with Company-owned distribution in the two dominant domestic markets of Mexico City and Guadalajara, joined in March 2004 by the acquisition of the Company’s franchisees in Chihuahua and Monterrey, the Company is able to obtain additional margin on sales–a strategy that has proven valuable through the ITS distribution network in the United States.

              In 1994, the Company terminated its relationships with poorer distributors and converted the remaining core of its existing distributors into exclusive, franchise distributors. This conversion resulted in several benefits for the Company, including increased time and sales efforts of distributor personnel with respect to the Company’s products, increasing the level of promotions and advertising for the Company’s products and improving the exhibition of the Company’s products in ceramic tile showrooms. The Company believes that presentation of its wide mix of products at exclusive stores prominently bearing the “Interceramic” name has been a major factor in its ability to increase market share since the devaluation. By the end of 1994, all distributors had been either terminated or converted into franchises and at the end of 1995, the Company had 126 franchise stores operating in 73 different Mexican cities. Additional franchises have been opened since then and the entire network consolidated, reviewed and strengthened, and at December 31, 2003, the Company had 200 franchise stores operating in more than 114 Mexican cities.

              Since 1997, the Company has owned its own distribution in the Mexico City area and has devoted considerable energies towards establishing its presence in Mexico City through advertising campaigns and opening of new, “Interceramic” stores. At the end of 2003, the Company owned 21 stores in Mexico City. In keeping with the Company’s desire to own distribution directly in important markets, in 1999 the Company acquired the operations of its franchisee in the city of Guadalajara, one of the largest markets in Mexico, and was operating 13 stores in the area at the end of 2003. In 2002, the Company increased its presence in both the Mexico City and Guadalajara area markets by purchasing the operations of two existing franchisees, resulting in the acquisition of four stores in Toluca, near Mexico City, and three more stores in Morelia, a center on the main route between Mexico City and Guadalajara. By the end of 2003, the Company had five stores each in the Toluca and Morelia areas. By the acquisition of MASA and GISA at the end of March 2004, the Company further expanded its Company-owned network in Mexico into the major markets of Chihuahua and Monterrey. The acquisition resulted in the Company owning 19 stores throughout the northern Mexican state and city of Chihuahua and nine stores in the Monterrey area, a heavily industrialized city in northeastern Mexico.

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

              In keeping with its position in the Mexican markets as a supplier of a complete line of ceramic tile products, the Company also manufactures glazed ceramic wall tile in a number of formats. In Mexico the Company has focused on the high end wall tile market, which for years had been dominated by European imports; and the Company has been able to stay largely out of the extremely price-sensitive commodity wall tile segment. With its distribution network and its ability to outperform imports in price, product offering and service, the Company believes it has made a material impact on the Mexican ceramic wall tile market, estimating that its share of the Mexican glazed ceramic wall tile market has gone from about three percent in 1992 to approximately 19 percent at the end of 2003.

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

              A pillar of the Company’s United States strategy has been to develop and expand its distribution network, not only through independent distributors, but in particular through the expansion of the ITS store network. At the beginning of 1993, Interceramic USA operated a total of three stores, and by the end of 2003, it operated 19. Focusing on the southern United States, where ceramic tile is more in demand, at December 31, 2003, ITS stores were located in Dallas, Fort Worth, Plano, Houston, San Antonio, Austin, Spring and El Paso, Texas; the Atlanta, Georgia area; Las Vegas, Nevada; Phoenix and Scottsdale, Arizona; Albuquerque, New Mexico; Anaheim, California and Tulsa and Oklahoma City, Oklahoma. A new store is to open in the second quarter of 2004 in San Diego, California. The Company consistently records higher sales volumes and better profit margins in the United States through ITS sales as opposed to independent distributors, and will continue to add new ITS stores in the United States when opportunities present themselves, including the possible acquisition of existing ceramic tile stores owned by other parties.

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

 Competition

              General

              In addition to the competition that the Company faces from other ceramic tile producers, the Company’s products compete with numerous other floor coverings for residential, commercial and industrial uses. Among such coverings are carpet, the popular laminates, vinyl, stone products (such as marble, granite, slate and limestone tile) and unglazed tile (such as terra cotta and porcelain). Ceramic tile products are typically more expensive than carpeting, laminate and vinyl coverings, and are generally cheaper than stone products. The cost of installation of tile products, including ceramic tile, is significantly higher than the cost of laying carpet, laminates or vinyl. In general, however, glazed ceramic tile products offer longer wear-time periods and superior resistance to corrosives then do other coverings.

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

              Mexico

              The Company’s production capacity expanded significantly over its first 15 years of operation. However, the Company has not increased production capacity since 1996, other than a trim line added at the Garland Plant and periodic increases in production capacity achieved through improved efficiencies in its existing production processes. For example, during 2000 the Company’s ability to increase its percentage of first class production added almost two million square feet of salable production capacity. The Company estimates its current market share of glazed ceramic floor and wall tile to be approximately 19 percent by Dollar sales volume. The Company believes that it is the premier cost-efficient producer of first quality ceramic floor and wall tile in Mexico and that ceramic tile sold under the “Interceramic” name may be sold at premium prices because of its reputation for quality and high brand-name loyalty. The Company believes that its tightly-knit, national network of exclusive Interceramic franchises is a major competitive advantage. In addition, the Company believes that its ownership of the stores in the Mexico City and Guadalajara markets is materially beneficial to the Company’s penetration of and presence in those important markets. The recent acquisition of the franchises in Chihuahua and Monterrey should also prove very beneficial to the Company, as these franchises were among the most successful in the country-wide network.

              In Mexico, the Company competes with a limited number domestic manufacturers of ceramic tile, including Porcelanite, Vitromex, Lamosa and, to a lesser extent, a Mexican affiliate of Dal-Tile. Although there are other domestic producers as well as foreign manufacturers which import tile in the Mexican market, the market is dominated by the four largest producers (including the Company), who collectively account for almost 80 percent of the market. The Company believes that the Mexican market for ceramic tile can be broken down into two broad segments, high quality tile (which comprises approximately one-third of the market) and commodity tile (which comprises approximately two-thirds of the market). High quality tile is distinguished from commodity tile on the basis of strength, durability, innovation and aesthetic design. Selection is also greater at the higher end, with a wider variety of colors, styles and sizes. In the high end segments, quality, selection, innovation and customer service are important aspects of a product’s position in the market. Historically, the Company has focused on the medium to high end of the tile market, where initially it faced competition mainly from European imports, and in more recent years, Vitromex and Porcelanite. While following the Peso devaluation competition from imports decreased materially, imports have recovered most of their pre-devaluation market share and may prove to be more of a factor in coming years if the Mexican economy continues to grow and stabilize.

              As a result of the Company’s belief that it needs to supply lower-end, strategic products to provide a complete product offering to effectively compete against other domestic producers and attract all types of potential consumers to its stores, the Company also manufactures lower-end products. At the lower-end market segment, however, profit margins are smaller and competition is almost totally based on price. Particularly in light of its current capacity constraints, the Company redirected its strategy to out-source the production of strategic products as well as to present them as part of a comprehensive Interceramic line available at its exclusive franchise stores, rather than directing sales at specific low-end markets. This has assisted the Company in concentrating its production on higher margin products as the Company has pursued a strategy of developing more innovative, high design products in order to take advantage of the higher selling prices and margins available to the higher quality products. This strategy has proven valuable for several reasons, including helping the Company differentiate its products from the competition as well as keeping the Company largely out of the price wars that have been waged in the low end market segments. The success of the strategy has been demonstrated by the fact that the Company’s prices are on balance about 20 percent higher than those of the Mexican ceramic tile industry in general.

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

              United States

              The United States floor covering market in general, and the ceramic tile industry in particular, is highly competitive in terms of price, service and quality of products. The Company, through Interceramic USA, competes with several domestic manufacturers, such as the domestic market leader Dal-Tile, as well as numerous foreign producers of ceramic tile whose products are sold in the United States at very competitive prices. According to the 2003 Study, there were 33 companies manufacturing glazed ceramic floor and wall tile in the United States at the end of 2003–a dozen more than at the end of 1998–yet 79.4 percent by product volume and 73.7 percent by sales volume of the glazed ceramic floor and wall tile market in 2003 was held by imports. Management believes that Interceramic USA has been successful in penetrating the more mature, highly competitive United States glazed ceramic floor tile market. Innovative products, strong distribution, aggressive marketing and competitive pricing have all contributed significantly to the Company’s market penetration in the United States. See “–Markets” above.

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

              Generally, making ceramic floor tile requires three types of high quality clay–including green body, red body and grey body clays. Substantially all supplies of clay for floor tile production used in the Mexico operations are obtained from the Company’s own mines, which are estimated to have sufficient reserves to supply the Company’s projected needs for manufacture of ceramic floor tile for at least the next 60 years. These mines are located approximately 20 miles from the Company’s production facilities in Chihuahua.

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

              Although the Company believes that most of its competitors have access to sufficient sources of raw materials, the Company believes that its clays are of generally higher quality than that of most competitors, resulting in the production of a clay body with lower porosity and water absorption than bodies formed from many other clays. Further, with the exception of the white clays needed for wall tile production, the Company owns the full range of clays needed for all types and grades of ceramic tile produced by it.

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

 Product Lines

              The Company manufactures and sells glazed ceramic and porcelain floor and wall tile, as well as grouts and adhesives for applying these products. Additionally, under the Kohler Agreement and the American Standard Agreement, in Mexico the Company markets various sanitary fixtures, faucets, bathroom accessories and related products and hardware in its franchise stores. Kohler products are directed at the high-end market while the American Standard products are geared more towards the mid- and low-end markets. The Company believes that providing a broad product mix is important, particularly in Mexico where customers traditionally expect it and where some of the Company’s significant competitors maintain full product lines. See “–Strategy” above.

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

              In 1999, the Company launched new products using a “rectified” technique which produces ceramic tile with marble- and granite-like patterns and textures. These relatively expensive products have been very well received in the markets, particularly in Mexico. During 2000 the Company launched a coordinated series of floor and wall tile, manufactured in Mexico and in Garland, which provides wall and floor tile in larger formats and with similar features giving the appearance of natural stone. This series is complemented by trim wall and floor pieces produced to match with the exact same design, making perfect match coordinates. Also in 2000, the Company introduced a new line of marbled tile with fine design and high definition, resulting in a look practically like natural marble.

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

              Interceramic USA also imports, primarily from Spain, Italy and Brazil, and purchases from other United States manufacturers, other ceramic tile products such as glazed ceramic wall tile in a variety of styles, shapes, colors and glazes, as well as glazed and unglazed ceramic floor tile, stone and marble products. Interceramic USA also distributes marble and granite floor tile produced by third-party manufacturers, and sells through the ITS network a significant amount of products produced by third parties. For example, ITS’s sales for 2003 of US $92.4 million were comprised of 39.20 percent ceramic tile manufactured by the Company with the balance consisting of products manufactured by other foreign and domestic companies.

              Beginning in 2002, the Company commenced imports of strategic products into both the Mexican and United States markets, primarily from Italy and Spain, in its “private label” program in order to ensure sufficient quantities of these lower-end products in its customer offerings as well as to allow the Company to dedicate its own production capacity to the higher-end products.

 Distribution and Marketing

              Distribution

              The Company believes that its continued strength is highly dependent upon its strong and modern distribution channel throughout North America that emphasizes its commitment to the final consumer. In Mexico, the Company effects sales solely through its system of independent franchise distributors and its Company owned stores in the Mexico City, Guadalajara, Chihuahua and Monterrey areas. As of December 31, 2003, this network consisted of 28 distributors with 200 outlets located throughout Mexico, each prominently displaying the Interceramic name. Due in part to the prominence of the franchise stores and a series of eye-catching advertising campaigns, market presence is strong throughout all areas of Mexico. The Company is continually monitoring its franchise network, dropping poor performing distributors or store locations and replacing or substituting as necessary. In late 1997, the Company terminated its relationship with its then franchisee in Mexico City, resulting in the loss of 31 points of sale. However, the Company aggressively pursued a strategy to establish a stronger presence in the Mexican capitol city through the opening of flagship, Company owned stores. The first store opened early in 1998, and by the end of 2003, the Company had 21 stores operating in Mexico City. With the acquisition and expansion of the Toluca franchise, the Company has five more stores to add to its Mexico City area presence.

              Early in 1999, the Company acquired the business of its franchisee in the Guadalajara, Mexico area through a negotiated transaction under which the Company’s Occidente subsidiary took possession of the eight locations in Guadalajara and substantially all of the assets and inventory used at those locations. At the end of 2003, the Company had 13 stores in the area. Three more Guadalajara-area stores were added to this total in early 2002 with the purchase of the Morelia franchise. Since the acquisition, the Company has added two additional stores in the Morelia area.

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

              Sales to the United States and Canada are effected through Interceramic USA, which sells to a network of 79 independent distributors with a combined 180 locations, as well as to the 19 ITS locations. The Company has found that sales through ITS stores of Company products are typically much greater than through independent distributors, and the Company intends to continue the development of the ITS network in the United States, particularly in areas where existing distributors are not meeting the market potential. Additionally, Dal-Tile markets floor tile produced at the RISA Plant through its distribution network in the United States. Interceramic USA distributes substantially all Company products sold throughout the United States from its facilities in the Dallas, Texas area. Interceramic USA’s facilities in Dallas are headquartered in the Garland Plant, and also include separately leased distribution warehouses.

             Marketing

              Advertising and marketing are important to the Company’s business strategies, and the Company expends significant amounts annually in respect of advertising and marketing. Because the Mexican and International markets vary in several material respects, the Company takes a different approach in its marketing efforts in the two markets.

              In Mexico, the Company promotes brand-name recognition and sales by advertising to the general public in the print and radio media, and has periodically conducted aggressive, nation-wide print and television media advertising campaigns, designed to heighten name recognition and product visibility. Advertising strategy has shifted more to the point of sale, with distinctive, high-profile stores and vignette displays and other materials promoting the Company and its products in the exclusive franchise stores. This involves working closely with its franchise network in creating product display strategies, by arranging product seminars to educate distributors as to product lines and new product introductions as well as by obtaining marketing feedback from distributors as to the success of particular product introductions and market strategies. This careful branding strategy has been demonstrably successful. Interceramic has for several years conducted an annual survey among female heads of household in Mexico, which has demonstrated a marked recognition of Company products. In the 2003 survey, and consistent with recent years, approximately 52 percent of respondents mentioned Interceramic when asked to recite unaided brands of ceramic tile–almost four times the mentions of any other tile producer, and 46 percent of all respondents mentioned the “Interceramic” brand first.

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

RISA Sales to Dal-Tile

Year	Million Square Feet	Percentage of Production

1996	25.4	39.2
1997	21.5	33.2
1998	24.2	37.2
1999	14.7	23.3
2000	13.8	20.9
2001	16.0	22.9
2002	24.3	37.1
2003	19.2	25.4

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

              In connection with the Dal-Tile Agreement, certain additional agreements were entered into relating to, among other things (i) supplies of clay at favored prices to RISA to satisfy its production needs; (ii) furnishing the Company’s production know-how and technical, production and planning support to RISA and licensing the Company’s trademarks and tradenames to RISA; and (iii) certain events pursuant to which Dal-Tile or the Company, as the case may be, would have certain rights of first refusal, preemptive rights and call rights in certain circumstances including upon certain changes in or dispositions of Dal-Tile’s or the Company’s ownership of the capital stock of RISA. The Company terminated the clay supply agreement during 1998, although it continues to supply clay to RISA at market rates.

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

              C. Organizational Structure

              Interceramic, the reporting company, is not only an operating company, but a holding company as well. The following chart describes Interceramic’s subsidiaries:

Name of Company	Jurisdiction of Organization	Interest

Interceramic Holding Company, Inc.*	Nevada	100.00%
Adhesivos y Boquillas Interceramic, S. de R.L. de C.V.	Mexico	51.00%
Interceramic Trading Company	Texas	100.00%
Recubrimientos Interceramic, S.A. de C.V.	Mexico	50.01%
Materiales en Proceso, S.A. de C.V.	Mexico	100.00%
Distribución Interceramic, S.A. de C.V.	Mexico	100.00%
Intercabados del Occidente, S.A. de C.V.	Mexico	100.00%
Interceramic de Occidente, S.A. de C.V.	Mexico	100.00%
Operadora Interceramic de México, S.A. de C.V.	Mexico	100.00%
Holding de Franquicias Interceramic, S.A. de C.V.	Mexico	100.00%
Servicios Administrativos Interceramic, S.A. de C.V.	Mexico	100.00%
Intercabados del Centro, S.A. de C.V.	Mexico	100.00%

*    Interceramic Holding Company, Inc. (“Interceramic Holding”) was organized in 2003 for the sole purpose of owning all of the issued and outstanding capital stock of Interceramic USA.

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

              The ICSA Plant, located on several combined tracts of land located in the Mexican city of Chihuahua and owned by Interceramic, was subject at December 31, 2003 to a first mortgage lien in favor of Scotiabank Inverlat, S.A., as Administrative Agent (“Scotia”), securing at December 31, 2003 a principal loan balance of US $85.0 million under the secured term loan facility (the “Term Loan”) that the Company consummated in July 2002. See “Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” below.

              The RISA Plant is located on a tract of land, also in Chihuahua, of 2,567,895 square feet, or 59 acres, and is owned by RISA. The real estate is divided into two parcels, “Lot A” of 743,477 square feet is subject to a first mortgage lien in favor of Banco Nacional de México, S.A. (“Banamex”) securing a principal loan balance of US $6.0 million at December 31, 2003. The current annual production capacity of the RISA Plant is 66.6 million square feet of glazed ceramic floor tile.

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

              The First ABISA Plant and the Company’s central warehouse facility are located adjacent to the ICSA Plant on a parcel of land containing 1,389,826 square feet, which is owned by the Company, and as of December 31, 2003 is subject to a first mortgage lien in favor of Scotia securing the Term Loan that is also secured by the ICSA Plant and the Azulejos Plant, as discussed above. The ABISA Plant is used for the manufacture of grouts, mortars and adhesives for ceramic tile installation.

              The Second ABISA Plant is located in the central Mexican town of Huichapan, Hidalgo. The Second ABISA Plant is also used for the manufacture of grouts, mortars and adhesives for ceramic tile installation.

              Most of the clay mines owned and operated by the Company are located near the community of Aldama, Chihuahua. Other Company owned mines are located near the Chihuahua communities of Guerrero and Jimenez. At December 31, 2003 the mining properties were subject a mortgage lien in favor of Scotia to secure the Term Loan. These properties cover an aggregate of 75,593,903 square feet, or 1,735 acres.

              Interceramic USA has pursued a strategy of leasing all of its manufacturing, warehousing and sales locations. Accordingly, Interceramic USA leases its properties pursuant more than 20 different real estate leases. Most of the properties occupied by Interceramic USA are commercial warehouse and retail facilities leased for terms generally not in excess of ten years. Although Interceramic USA owns substantially all of its production machinery and operating assets, the land and building constituting the Garland Plant is being leased by Interceramic USA from Catellus Development Corporation (“Catellus”) under a build to suit industrial lease (the “Garland Lease”) entered into in 1993. The Garland Lease has an initial term of 15 years, with extensions at the option of Interceramic USA for up to 20 additional years. Annual base rent under the Garland Lease currently is approximately US $1.0 million, and increases by approximately US $60,000 in the 14th years of the initial term. Adjacent to the Garland Plant is a 270,000 square foot facility that Interceramic uses for warehousing and some corporate functions. This property is also leased by Interceramic USA from Catellus under a build to suit lease (the “Garland Warehouse Lease”). In connection with the execution of the Garland Warehouse Lease, the term of the Garland Lease was extended by agreement to coincide with the 15 year initial term of the Garland Warehouse Lease. The Garland Warehouse Lease is substantially similar to the Garland Lease, providing for rental payments based upon a yield factor applied against the cost of the facility. Annual base rent under the Garland Warehouse Lease is currently US $896,472 and increases to US $941,460 in 2008.

              The annual aggregate lease payments made by Interceramic USA during 2003 for its properties in the United States was US $5.0 million.

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

Expansion Plans

              After a number of years with no significant capacity expansion, in March of 2004 Interceramic completed an offering of equity securities that provided it with substantially all the funds necessary to construct a new manufacturing facility. Groundbreaking on the New Plant, also to be located in the city of Chihuahua, occurred in May of 2004 and the facility is expected to be in production during the second quarter of 2005. The cost of the New Plant is estimated to be approximately US $25.0 million and, upon completion, the facility will increase the Company’s production capacity by about 25 percent.

ITEM 5.           Operating and Financial Review and Prospects

             A. Operating Results

Overview

             The Company is engaged in the manufacture and distribution of high-quality glazed ceramic floor and wall tile for residential and commercial uses, primarily in Mexico and the United States. In addition, the Company imports ceramic floor and wall tile, primarily from Italian and Spanish producers, for distribution and sale in the United States and Mexico. In Mexico, the Company manufactures and sells grouts and adhesives and sells bathroom and kitchen fixtures to complement its ceramic tile offerings.

             After several years of its production facilities running at full capacity, the Company has been pursuing a basic strategy in both Mexico and the United States to increase its gross margins by focusing its product mix on the higher end segments of the market and gaining market share in these segments. The Company’s strategy in Mexico is to de-emphasize the distinctions between commodity and other tile products, and instead focus on a broad “Interceramic” product mix at its franchise stores to meet consumer demand for all glazed ceramic tile products. The Company’s fundamental strategy in the United States is to increase market share in a climate of significant growth in ceramic tile consumption in the United States.

             Over the past couple of years, the Company has purchased ceramic tile products from third party producers under “private label” programs in order to meet consumer demand for all kinds of tile products. Most of these third party purchases are of lower to middle end products, enabling the Company to concentrate its own production capacity on higher margin, high-quality products. The Company has started construction on a new tile production facility located in Chihuahua, Mexico, which is expected to be in production in the second quarter of 2005. This new facility will increase the Company’s total capacity by almost 25 percent.

             The Company’s operations in 2003 were influenced by the general global economic down turn, lower pricing pressures and a major slip in the value of the Peso against the European and United States currencies–the latter resulting in a 20 percent devaluation from March 2002 to March 2003. In response, the Company focused its efforts on maintaining product sales levels and pricing, and improving operating efficiencies. Results of these efforts were generally positive, with the year ending up more or less on par with results in 2002. Consolidated sales of Ps 3,424.9 million for the year represented an increase of 4.82 percent compared to 2002 sales of Ps 3,267.4 million. Sales in Mexico for 2003 were up 4.27 percent from 2002 at Ps 1,920.5 million. International Sales for 2003 were Ps 1,504.4 million, up 5.54 percent from Ps 1,425.4 million in 2002. Slightly higher cost of sales and higher selling and administrative expenses depressed operating income in 2003, decreasing by 26.08 percent to Ps 229.0 million in 2003 compared to Ps 309.8 million in 2003.

Certain Financial Information

             The following discussion should be read in conjunction with the Financial Statements. The Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. Note 13 to the Financial Statements provides a description of the principal differences between Mexican GAAP and US GAAP as they relate to the Company, and a reconciliation to US GAAP of net income and total shareholders’ equity. In certain parts of the following discussion, reference is made to Peso amounts translated into “nominal” Dollars. Unlike the convenience translations contained in the Financial Statements, which convert Peso amounts into Dollars based upon the Interbank Rate at December 31, 2003, translations into nominal Dollars are made at the end of each month during the period, using the Interbank Rate at the end of each applicable month, and adding the aggregate of such translated amounts for the entire period. Translations of results for prior periods in nominal Dollars are not adjusted for subsequent changes in the exchange rate.

US GAAP Reconciliation.

             During the years ended December 31, 2003 and 2002, the Company had net income under US GAAP of Ps 209.6 million and Ps 63.8 million, respectively. Compared to Mexican GAAP, net income under US GAAP was 550.6 percent greater in 2003 but 41.80 percent lower in 2002.

             There are several differences between Mexican GAAP and US GAAP that significantly affect the Company’s net income and stockholders’ equity, including in particular how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, the Company restates its fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under US GAAP, the Company uses the Mexican inflation rate. The primary differences between Mexican GAAP and US GAAP that affected net income in 2003 and 2002 relate to interest on assets under construction, and deferred income tax and employee profit sharing. The differences in stockholders’ equity under Mexican GAAP and US GAAP reflect these differences as well. For a discussion of the principal differences between Mexican GAAP and US GAAP, see Note 13 to the Financial Statements.

Use of Estimates in Certain Accounting Policies.

             In preparing the Financial Statements, the Company makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and the formation of estimates involves the Company’s best judgments based on the information available to the Company. In the discussion below, the Company has identified its estimation of the useful lives of property, plan and equipment as the primary matter for which the financial presentation would be materially affected if either (i) different estimates could reasonably have been used or (ii) in the future, changes might be made to the estimates in response to circumstances about uncertain matters that are reasonably likely to occur. There are many other areas in which the Company uses estimated about uncertain matters, but the reasonably likely effect of a change of the use of different estimates is not material to the financial presentation.

             The Company estimates the useful lives of particular classes of property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expenses is a significant element of cost and expenses in the Financial Statements. See Note 4 and Note 13 to the Financial Statements.

             The estimates are based on historical experience with similar assets, anticipated technological changes and other factors. The Company reviews estimated useful lives each year to determine whether they should be changed, and at times the estimated useful lives have been changed for particular classes of assets. The estimated useful life of an asset class may be changed in response to technological changes, changes in market or other developments. The shortening of the useful life of an asset results in increased depreciation expense.

Allowance for Doubtful Accounts

             The Company determines its allowance for doubtful accounts based on an evaluation of the aging of its receivables portfolio and on a qualitative analysis as well. The amount of the allowance contemplates the Company’s historical loss rate on receivables and the economic environment on which it operates. In Mexico part of the Company’s sales are realized to the Company’s franchise distribution network where collection is very secure, and the other part of sales realized through Company-owned stores are mainly realized in cash not giving rise to doubtful accounts.

             In the United States operations allowance for doubtful accounts is based on a number of factors, including an historical loss rate, experience, review of specific account balances and business and economic conditions.

Reserve for Obsolete and Slow-Moving Inventories

             This reserve is determined based on an evaluation of the Company’s inventories, an historical loss rate and a number of qualitative factors such as aging, discontinued lines of products and slow moving inventories.

Inflation

             Although the annual rate of inflation in Mexico has trended strongly downwards since 1996, Mexico experienced relatively high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI were 4.40 percent, 5.70 percent and 3.97 percent for the years 2001, 2002 and 2003, respectively.

             The IMCP has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” which outline the inflation accounting methodology that is mandatory for all Mexican companies reporting under Mexican GAAP. Bulletin B-10 requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The presentation of financial information in constant Pesos is intended to recognize certain effects of inflation on the financial statements and to permit comparisons between comparable periods in comparable monetary units. The result of this adjustment is that growth rates between periods are stated in “real” terms, eliminating the general effects of inflation. Except where otherwise indicated, financial data for all periods in the Financial Statements and throughout this Annual Report have been restated in constant Pesos with purchasing power as of December 31, 2003. References in this Annual Report to “real” amounts are to inflation-adjusted numbers and to “nominal” amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in real terms.

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

             Bulletin B-10 also requires that the Company restate nonmonetary liabilities using the NCPI and restate the components of shareholders’ equity using the changes in the NCPI. The fifth amendment to Bulletin B-10 no longer permits restatement of machinery and equipment based on appraisals. Accordingly, the Company’s imported machinery and equipment are restated on the basis of the devaluation of the Peso against the currency of origin and applying a factor for inflation in the applicable foreign country. Domestic machinery and equipment are restated based only on the NCPI.

             Because the Company has significant operations in the United States, for the fiscal year which commenced January 1, 1998 it was required to comply with IMCP Bulletin B-15, “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.” Bulletin B-15 requires the application of a factor to the Financial Statements which reflects a weighing of the Company’s operations in the United States and Mexico, and applying to each the rate of inflation in the country to which the operations are attributable as well as the currency exchange rate of the currency applicable to the operations. In this respect, Bulletin B-15 is inconsistent with the requirements of Rule 3-20(e) of Regulation S-X promulgated by the SEC with respect to filings under the 1933 Act and the 1934 Act, and is treated as a reconciling item in the Financial Statements. See Note 1(a) and Note 13 to the Financial Statements. As applied to the Company, the effect of Bulletin B-15 on the Financial Statements causes certain results for prior years to be different in certain respects than reported previously.

Results of Operations

             The following table sets forth selected results of operations data for the Company for each of the years ended December 31, 2001, 2002 and 2003, as a percentage of net sales.

	Year Ended December 31,
	2001	2002	2003
Net sales	100.00%	100.00%	100.00%
Cost of sales	(62.80)	(63.02)	(65.30)
Gross profit	37.20	36.98	34.70
Selling and administrative expenses:
Selling expenses	(16.47)	(18.36)	(19.15)
General and administrative expenses	(8.47)	(8.45)	(8.24)
Research and development	(0.87)	(0.70)	(0.62)
	(25.81)	(27.51)	(28.01)
Operating income	11.39	9.48	6.69
Comprehensive cost of financing:
Interest income	0.21	0.24	0.24
Interest expense	(4.67)	(3.51)	(2.33)
Exchange (loss) gain	1.66	(3.54)	(2.67)
Net monetary effect	1.96	1.66	1.49
	(0.84)	(5.15)	(3.27)
Other expenses, net	(1.64)	(0.41)	(0.25)
Equity in results of associated companies	0.04	(0.01)	0.01
Income before income tax and employee profit sharing	8.91	3.91	3.18
Income and asset tax	(0.57)	(0.64)	(0.62)
Deferred income taxes	(1.00)	0.28	(0.75)
Employee profit sharing	(0.12)	(0.12)	0.00
Consolidated net income	7.22	3.43	1.82
Minority net income	0.79	0.60	0.88
Majority net income	6.43	2.83	0.94

 Net Sales

              2003 v. 2002

              Net sales increased 4.82 percent during 2003 to Ps 3,424.9 million from Ps 3,267.4 million in 2002. Ceramic tile sales represented 80.55 percent of net sales in 2003 compared to 81.37 percent in 2002. Measured in nominal Dollars, net sales increased by 2.14 percent to US $306.4 million from US $300.0 million in 2002. Ceramic tile sales by volume of product sold increased in 2003 as well, to 306.4 million square feet from 285.8 million square feet in 2002, an increase of 7.19 percent. The increase in both value and volume of sales is a result of the continued efforts of the Company to refurbish and modernize its distribution network in both Mexico and the United States, offering the consumer a wide range and variety of products, focused to meet all demands.

              The Company’s volume sold in Mexico during 2003 increased by 17.54 percent over 2002, to 198.2 million square feet from 168.6 million square feet. The net average selling price for the Company’s ceramic tile products in Mexico for 2003 decreased by 7.79 percent to Ps 7.71 per square foot from the Ps 8.37 per square foot achieved in 2002. Much of the decrease was from the introduction by the Company of lower priced, imported products into the franchise network.

              The Company experienced an increase in its average selling prices in the International markets by 14.03 percent in 2003 over 2002,and International Sales of Ps 1,504.4 million for 2003 registered an increase of 5.54 percent over International Sales of Ps 1,425.4 million in 2002. Volume sold in these markets decreased by 7.70 percent to 108.1 million square feet in 2003 from 117.2 million square feet in 2002. In these markets, the Company focused significant attention on the introduction of higher priced, natural stone type products, sacrificing some of the volume of middle- to low-end products in the process and obtaining a better product mix.

              2002 v. 2001

              Net sales increased 2.94 percent during 2002 to Ps 3,267.4 million from Ps 3,174.2 million in 2001. Ceramic tile sales represented 81.37 percent of net sales in 2002 compared to 84.35 percent in 2001. Measured in nominal Dollars, net sales increased by 4.15 percent to US $300.0 million from US $288.0 million in 2001. Ceramic tile sales by volume of product sold increased in 2002, to 285.8 million square feet from 282.9 square feet in 2001, an increase of 1.03 percent.

              The Company’s volume sold in Mexico during 2002 decreased by 4.58 percent over 2001, to 168.6 million square feet from 176.7 million square feet. Continuing a trend linked to the events of September 11, 2001, the net average selling price for the Company’s ceramic tile products in Mexico for 2002 decreased by 1.69 percent to Ps 8.62 per square foot from the Ps 8.77 per square foot achieved in 2001.

              While the Company experienced a decrease in its average selling prices in the International markets by 14.59 percent in 2002 over 2001, International Sales of Ps 1,425.4 million for 2002 registered an important increase of 10.15 percent over International Sales of Ps 1,294.1 million in 2001. Volume sold in this markets increased by 10.38 percent to 117.2 million square feet in 2002 from 106.1 million square feet in 2001.

 Cost of Sales

              The Company’s cost of sales consists of production costs of products manufactured by the Company and, to a much lesser extent, costs of products, principally imported ceramic and other types of floor tile, which the Company buys for resale. Production costs consist mainly of costs of raw materials, labor, depreciation, energy and other overhead expenses, the proportionate amounts of which have been fairly consistent in both Mexico and the United States. During 2003, 27.75 percent of the production costs in Mexico was for raw materials, 20.59 percent for labor, 8.08 percent for depreciation, 15.69 percent for energy and the remaining 27.89 percent attributable to other overhead expenses such as maintenance, spare parts and water usage fees. In the United States, the Company’s production costs have been proportionately somewhat different from those in Mexico. In 2003, the production costs of the Garland Plant consisted of 23.91 percent for raw materials, 32.23 percent for labor, 14.47 percent for depreciation, 11.53 percent for energy and the remaining 17.86 percent for other overhead expenses.

              2003 v. 2002

              Cost of sales increased by 8.62 percent during 2003 to Ps 2,236,4 million from Ps 2,059.0 million in 2002 resulting from the combined effect of the Company’s increased sales and greater cost of products sold, the latter mainly attributable to generally unfavorable exchange rates impacting the cost of the Company’s private-label outsourcing program. As a percentage of sales, cost of sales represented 65.30 percent in 2003 as compared to 63.02 percent in 2002, an increase of 2.28 percentage points. As was true in 2002, the difference is also attributable to a slightly poorer mix of products sold.

              2002 v. 2001

              Cost of sales increased by 3.29 percent during 2002 to Ps 2,059.0 million from Ps 1,993.3 million in 2001, and represented 63.02 percent of sales in 2002 as compared to 62.80 percent in 2001. As a percentage of sales, cost of sales represented 63.02 percent in 2002 as opposed to 62.80 percent in 2001, a decrease of 0.22 percentage points, caused mainly by a slightly poorer mix of products sold.

 Gross Profit

              2003 v. 2002

             Gross profit for 2003 was Ps 1,188.6 million as compared to Ps 1,208.4 million in 2002, a decrease of 1.64 percent, mainly due to a greater increase in the cost of sales as compared to the increase in sales registered. The Company’s gross margin for the year decreased to 34.70 percent from a gross margin of 36.98 percent in 2002, a 2.28 percentage point reduction. This arose primarily from a slightly poorer mix of products sold as well as higher costs of products.

             2002 v. 2001

             Gross profit for 2002 was Ps 1,208.4 million as compared to Ps 1,180.8 million in 2001, an increase of 2.33 percent. The Company’s gross margin for the year decreased however, to 36.98 percent from a gross margin of 37.20 percent in 2001, a 0.22 point reduction. While gross profit increased, a greater increase in the cost of sales compared to the increase in sales for the period led to the decrease in gross margin.

Operating Expenses

             2003 v. 2002

             Operating expenses during 2003 increased by 6.77 percent over operating expenses in 2002, to Ps 959.4 million from Ps 898.6 million. As a percentage of sales, operating expenses represented 28.01 percent in 2003 compared to 27.50 percent in 2002, an increase of 0.51 percentage points. As was the case in 2002, most of the increase is attributable to the expansion of its Company-owned stores in Mexico and the United States and preparations for the movement of greater amounts of product through its distribution network, which included among other things the implementation of the new Oracle supply chain manager software and the installation of strategic warehouses for the more efficient distribution of products.

             2002 v. 2001

             Operating expenses during 2002 increased by 9.68 percent over operating expenses in 2001, to Ps 898.6 million from Ps 819.3 million. As a percentage of sales, operating expenses represented 27.50 percent in 2002 compared to 25.81 percent in 2001, an increase of 1.69 percentage points. Most of the increase is attributable to heavy investment in the expansion of its Company-owned stores in Mexico and the United States and preparations for the movement of greater amounts of product through its distribution network as the “private label” program was initiated late in 2002.

Comprehensive Financing Cost

             Comprehensive financing cost can significantly impact the financial statements of a company in periods of high inflation. Income statements for companies reporting under Mexican GAAP are required to present all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, all effects relating to financing are listed under comprehensive financing cost and include (i) interest earned on cash and temporary investments and interest paid on borrowed funds; (ii) foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and (iii) losses or gains resulting from holding monetary assets exposed to inflation net of gains or losses resulting from having monetary liabilities adjusted for inflation. To the extent a company has monetary liabilities that exceed its monetary assets in a period of inflation, the company will generate a gain from monetary position, and to the extent a company has monetary assets that exceed its monetary liabilities in a period of inflation, the company will generate a loss from monetary position. The Company’s foreign exchange position is affected by its assets or liabilities denominated in foreign currencies. The Company records a foreign exchange gain or loss if the exchange rate of the Peso to the currency in which the monetary assets or liabilities are denominated fluctuates.

             2003 v. 2002

             Comprehensive financing cost for 2003 was Ps 111.9 million compared to Ps 168.3 million in 2002. This decrease was mainly due to a reduced foreign exchange loss of Ps 91.5 million in 2003 compared to losses of Ps 115.8 million in 2002, as the Peso depreciated against the Dollar less over the course of the year than in 2002. The monetary gain for 2003 was Ps 51.2 million compared to a monetary gain of Ps 54.3 million in 2002. In 2003 the Company reaped the benefit of an entire year of interest savings as a result of the 2002 Term Loan financing, and interest expense decreased by 30.44 percent over 2002. Interest income for 2003 also increased over 2002, by 3.76 percent.

             2002 v. 2001

             Comprehensive financing cost for 2002 was Ps 168.3 million compared to Ps 26.7 million in 2001. This increase was mainly due to a foreign exchange loss of Ps 115.8 million resulting from exchange rate changes during the year, as during 2001 the Company recognized foreign exchange gain of Ps 52.8 million. Monetary gain for 2002 was Ps 54.3 million compared to monetary gain of Ps 62.3 million in 2001. The replacement of the Company’s outstanding, relatively high-rate Eurobonds during 2002 with the significantly lower cost Term Loan resulted in a decrease in interest expense by 22.55 percent over 2001. Interest income for 2002 also increased over 2001, by 22.26 percent.

Other Income or Expenses

             2003 v. 2002

             Other expenses in 2003 further decreased over the year, down to Ps 8.2 million compared to the Ps 13.3 million recorded in 2002.

             2002 v. 2001

             Other expenses in 2002 were down significantly to Ps 13.3 million compared to Ps 52.1 million recorded in 2001, in which year the Company wrote-off the value of certain obsolete machinery and equipment.

Provision for Income and Asset Tax and Deferred Taxes

             Effective January 1, 1999, the corporate income tax rate in Mexico was increased from 34 percent to 35 percent. However, corporate taxpayers have the option of deferring a portion of the tax so that the tax payable will represent 30 percent of taxable income (32 percent for 1999). Starting with the 2003 tax year, there will be a one percentage point reduction in the income tax rate per year until the rate reaches 32 percent. The earnings on which there is a deferral of taxes must be identified and maintained on the Company’s books in a “net reinvested tax profit” account (“CUFINRE”). This is to ensure that the earnings on which the taxpayer has chosen to defer taxes remains clearly identified for later periods. The annual asset tax rate of 1.8 percent is payable individually by Interceramic and each of its Mexican subsidiaries. The asset tax is levied on the average value of most assets, net of certain liabilities.

             2003 v. 2002

             In 2003 the Company’s provision for income and asset tax and deferred income taxes was Ps 46.8 million, an increase of 295.93 percent over the provision of Ps 11.8 million recorded in 2002. Provision for income and asset tax and deferred income taxes represented 42.95 percent of income before the provisions and employee profit sharing in 2003 compared to 9.22 percent in 2002. This increase in the provision for income and asset tax and deferred income tax is mainly due to an increase in the valuation allowance for deductible expenses as well as a decrease in the effect of reductions in the Mexican income tax rate applicable to the Company.

             2002 v. 2001

             In 2002 the Company’s provision for income and asset tax and deferred taxes was Ps 11.8 million, a decrease of 76.35 percent over the provision of Ps 50.0 million recorded in 2001. Provision for current income and asset tax and deferred taxes represented 9.22 percent of income before these provisions and employee profit sharing in 2002 compared to 17.68 percent in 2001.

Employee Profit Sharing

             The Company is required under Mexican law to pay to employees, in addition to their agreed compensation and benefits, profit sharing in an amount equal to ten percent of pretax income, determined for statutory employee profit sharing purposes, on an unconsolidated basis. These amounts are payable on a per-company basis, so that subsidiaries calculate and pay the accrued liability separately. In accordance with Bulletin D-4, deferred employee profit sharing should be recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

             The Company’s statutory employee profit-sharing obligation, on a consolidated basis, has historically been lower than ten percent of pretax income as reported on the Company’s financial statements in accordance with Mexican GAAP. In 2002 and 2001, this provision was Ps. 3.8 million and Ps 3.7 million, respectively. A higher level of deductible expenses for 2003 resulted in a loss for purposes of computing employee profit sharing, resulting in no employee profit sharing liability for the year.

Minority Net Income

             This account relates to the interest of Dal-Tile in RISA and Custom’s interest in ABISA.

             2003 v. 2002

             Minority net income in 2003 was Ps 30.0 million, compared to Ps 19.7 million in 2002. For 2003 minority net income represented 0.88 percent of sales while in 2002 it was 0.60 percent of sales. The difference was due to increased net income and operating margins for the year at both RISA and ABISA.

             2002 v. 2001

             Minority net income posted in 2002 was Ps 19.7 million, compared to Ps 24.9 million in 2001. For 2002 minority net income represented 0.60 percent of sales while in 2001 it was 0.79 percent of sales.

Majority Net Income

             This account consists of consolidated net income, less the portion attributable to Dal-Tile’s ownership interest in RISA and that of Custom in ABISA.

             2003 v. 2002

             Majority net income for 2003 decreased significantly by 65.36 percent to Ps 32.2 million from a majority net income of Ps 93.0 million in 2002. For 2003 majority net income represented 0.94 percent of sales compared to 2.85 percent in 2002. The increased provision for income and asset tax registered during the year adversely impacted the net income of the Company, resulting in the reduction against 2002.

             2002 v. 2001

             Majority net income for 2002 decreased significantly by 54.45 percent to Ps 93.0 million for a majority net income of Ps 204.2 million in 2001. For 2002 majority net income represented 2.83 percent of sales compared to 6.78 percent in 2001.

             B. Liquidity and Capital Resources

General

             With improved financial results and reducing debt levels the Company has generated more consistent positive cash flows in recent periods than in many preceding years. However, the Company has relied to a great extent upon short term borrowings for liquidity in the years covered by the Financial Statements and while management considers cash generated from operations sufficient for the Company’s working capital needs in the short term, any material unexpected increase in operating expenses could result in the need for further borrowing by the Company. The US $100.0 million in debt incurred by the Company in connection with the Term Loan has already been amortized to US $80.6 million, and the balance is to amortize completely over the remaining three years of the term of the Term Loan–unlike the Eurobonds, which paid interest only until their maturity date of August 1, 2002. The retirement of US $80.6 million in debt over a three-year period will require substantial free cash generation by the Company, and any adverse development with respect to the Company’s cash flow could make it difficult for the Company to meet its payment obligations with respect to the Term Loan. See “–D. Trend Information” below.

             The Company has financed most of its capital improvements and expansions through long-term borrowing as well as equity and other securities offerings. Proceeds from securities offerings have also been used to reduce and to consolidate debt.

Securities Offerings

             In December of 1994, Interceramic consummated a capital restructuring and initial public offering of equity securities in the United States (the “1994 Offering”), pursuant to which its capital structure was reorganized into the Common Units, each comprised of two Series B Shares, and the Limited Voting Units, each comprised of one Series D Share and one Series L Share. In the 1994 Offering, 3,480,000 Limited Voting Units and 1,044,000 ADRs were sold in Mexico and the United States, respectively, resulting in net proceeds to the Company of Ps 384.8 million. The proceeds from the 1994 Offering were used in part to pay bank debt and trade obligations of the Company, as well as for maintenance of a general working capital reserve that greatly assisted the Company in the liquidity crisis that followed in the wake of the Peso devaluation.

             In May of 1996, Interceramic had a rights offering in Mexico (the “1996 Offering”) of 331,000 Limited Voting Units for the sole purpose of making Limited Voting Units available upon the exercise of options which may be granted to certain Mexican and United States employees of the Company pursuant to an incentive stock option plan which was approved by the Board and the shareholders of Interceramic on April 30, 1996 (the “SOP”). Under Mexican law, Interceramic was required to offer the securities intended for reservation under the SOP to existing securities holders first, before making them available to a trust organized by Interceramic for the purpose of holding the Limited Voting Units until options were exercised. Although Interceramic was not seeking, nor anticipating that existing holders would exercise any rights in the 1996 Offering, a total of 4,780 Limited Voting Units were subscribed for by existing holders, leaving 326,220 available for the SOP. In the 1996 Offering, the Company received Ps 92,864 from securities holders who exercised their preemptive rights. A similar offering was made in Mexico in May of 1997, when Interceramic’s capital was increased by 1,100,000 Limited Voting Units in order to allocate more securities to the SOP. As was the case in the 1996 Offering, a number of shareholders exercised their preemptive right, purchasing an aggregate of 126,063 Limited Voting Units. See “Item 6–Directors, Senior Management and Employees–E. Share Ownership–Stock Option or Other Incentive Plans,” below.

              In April of 1997, Interceramic completed a rights offering (the “1997 Offering”) which was registered with the SEC under the 1933 Act pursuant to which each holder of record of the Common Units and Limited Voting Units, including holders of ADRs, each evidencing five Common Units (“CU ADRs”), and ADRs, each evidencing Limited Voting Units (“LVU ADRs”), was given the right to subscribe for a certain number of additional Common Units and/or Limited Voting Units or, with respect to holders of ADRs, additional CU ADRs and/or LVU ADRs. An aggregate of 3,301,000 Common Units and 6,699,000 Limited Voting Units were available for subscription in the Rights Offering, and all Units were subscribed. The 1997 Offering resulted in net proceeds to the Company of Ps 148.0 million, substantially all of which were used to pay certain short-term debt and current maturities of long-term debt.

              In November of 2000, Interceramic made a public rights offering registered with the SEC under the 1933 Act (the “2000 Offering”) of Common Units to holders of record in the United States and in Mexico, primarily to enable Interceramic to make a private placement of certain of the unsubscribed Common Units to Kohler. Despite the price per Unit in the 2000 Offering being in excess of twice the then market price for a Common Unit on the Mexican Stock Exchange, 6,137 Units were subscribed for resulting in proceeds to Interceramic of Ps 232,331. Upon the close of the 2000 Offering and the deregistration of the unsubscribed Units under the 1933 Act, Interceramic was able to complete a private placement of 3,636,363 Common Units to Kohler (the “Kohler Placement”), resulting in proceeds to the Company of US $12.0 million. The proceeds received by the Company were used to pay down certain short-term indebtedness of Interceramic USA and to pay certain trade and account creditors of the Company.

              In March of 2004, Interceramic made another public rights offering registered with the SEC under the 1933 Act (the “2004 Offering”) of Common Units and Limited Voting Units to holders of record in the United States and Mexico. In the 2004 Offering, shareholders exercising rights purchased 15,738,245 Units per Unit, resulting in proceeds to Interceramic of US $21.0 million. Upon the close of the 2004 Offering and the deregistration of the unsubscribed Units under the 1933 Act, all 16,993,781 unsubscribed Units were sold in transactions exempt from registration under the 1933 Act to citizens and residents of Mexico resulting in further proceeds to the Company of US $22.7 million. Of these proceeds, the Company used US $15.8 million to acquire MASA and GISA and has allocated US $25.0 million to the construction of the New Plant. The remaining US $2.9 million was used to pay certain costs of the 2004 Offering and for other general corporate purposes of the Company.

 Outstanding Indebtedness

              At December 31, 2003, the Company had Ps 51.0 million of cash equivalents and Ps 1,358.4 million of indebtedness. Of the Company’s total indebtedness at December 31, 2003, Ps 972.4 million was long term and Ps 386.0 million was short term.

              At December 31, 2003, all of the Company’s indebtedness was denominated in Dollars, comprised of Ps 960.8 million of accrued interest on and principal amount of the Term Loan; an additional Ps 180.2 million of unsecured indebtedness; Ps 215.5 million of indebtedness secured by machinery, equipment, buildings and land, accounts receivable and inventory; and Ps 1.9 million represented by promissory notes due to suppliers and others.

              At December 31, 2002, the Company had Ps 93.4 million of cash equivalents and Ps 1,291.6 million of indebtedness. Of the Company’s total indebtedness at December 31, 2002, Ps 1,012.7 million was long term and Ps 278.9 million was short term.

              At December 31, 2002, all of the Company’s indebtedness was denominated in Dollars, comprised of Ps 1,117.4 million of accrued interest on and principal amount of the Term Loan; an additional Ps 101.3 million in unsecured indebtedness; Ps 67.7 million of indebtedness secured by machinery, equipment, buildings and land, accounts receivable and inventory; and Ps 5.2 million of financial instruments due to suppliers and others.

              At December 31, 2001, the Company had Ps 237.5 million of cash equivalents and Ps 1,354.0 million of indebtedness. Of the Company’s total indebtedness at December 31, 2001, Ps 263.4 million was long term and Ps 1,090.6 million was short term.

              At December 31, 2001, all of the Company’s indebtedness was denominated in Dollars, comprised of Ps 1,011.7 million of principal and accrued interest on the Eurobonds; an additional Ps 49.7 million of unsecured indebtedness; Ps 284.3 million of indebtedness secured by machinery, equipment, buildings and land, accounts receivable and inventory; and Ps 8.3 million of financial instruments due to suppliers and others.

              In 2003 resources provided by operations was Ps 103.8 million compared to Ps 169.3 million in 2002. Inventories increased by 13.78 percent during 2003 over 2002 to Ps 942.0 million from Ps 827.9 million at the end of 2002.

              In 2002 resources provided by operations was Ps 169.3 million compared to Ps 345.3 million in 2001. Inventories increased by 19.39 percent during the year over 2001 to Ps 827.9 million in 2002 from Ps 698.4 million at the end of 2001.

              In 2001 resources provided by operations was Ps 345.3 million compared to Ps 334.0 million in 2000. Inventories decreased by 17.31 percent during the year over 2000 to Ps 698.4 million in 2001 from Ps 844.6 million at the end of 2000.

              In 2003, Ps 468.9 million of debt was paid with resources generated by new borrowings of Ps 512.3. The Company also paid Ps 79.9 million in interest charges during the year from operating cash flow and from resources provided by borrowings.

              In 2002, Ps 1,463.7 million of debt was paid by (i) Ps 102.3 million from cash flow form operations and (ii) Ps 1,361.4 million in new borrowings. The Company also paid Ps 114.8 million in interest charges during the year from operating cash flow.

              In 2001, Ps 111.6 million principal amount of debt was paid by (i) Ps 31.4 million from cash flow from operations and (ii) Ps 80.2 million in new borrowings. The Company also paid Ps 148.2 million in interest charges from operating cash flow.

              Debt increased during 2003 by 5.17 percent over 2002, primarily because cash flow generated from operations was absorbed by increases in inventories, including significant third-party products. Because all of the Company’s debt is denominated in Dollars, the foreign exchange rate between the Peso and the Dollar can have a material effect on the Company’s financial reporting. The effect is recognized on the Company’s income statements where it was reported for 2003 as a net loss of Ps 91.5 million, for 2002 a net loss of Ps 115.8 million and for 2001 a net gain of Ps 52.8 million. The operating effect of any exchange rate losses is offset to some extent by the fact that the Company generates significant Dollar-denominated revenues. As all of the Company’s debt is Dollar denominated, it does not effect inflation accounting on the Company’s financial statements.

              The Company’s primary objective is to reduce its debt levels through application of available cash generated from operations. The rapid amortization of the Term Loan will, in the absence of further borrowings in the interim, reduce the Company’s indebtedness to virtually nothing in the coming three-year period. In order to generate the excess cash needed to reduce its debt, the Company has focused on the reduction of expenses and improvement in selling prices. The construction of the New Plant with the proceeds received from the 2004 Offering and the acquisition of the franchise stores in Chihuahua and Monterrey are expected to assist the Company in the generation of cash in future periods, the franchise stores immediately and the New Plant when it commences production in the second quarter of 2005.

 Financing Arrangements

              Prior to the Eurobonds, the Company had financing relationships with more than 13 lenders. As a result of the completion of the Eurobond and the prepayment of most of these relationships, the Company’s debt structure became much more manageable with fewer lending relationships, freeing management from much of the time that had been spent in monitoring and managing these relationships. At December 31, 2001, the Company’s outstanding indebtedness consisted of US $90.0 million of the Eurobonds and an additional US $35.6 million in other indebtedness, while at December 31, 2002, the Company’s outstanding indebtedness consisted of US $100.0 million of the Term Loan and an additional US $16.4 million in other indebtedness. At December 31, 2003, the Company’s outstanding indebtedness consisted of a US $80.6 million balance of the Term Loan and additional indebtedness of US $40.3 million.

              The Eurobonds were replaced in July of 2002 with the Term Loan in an aggregate principal amount of US $100.0 million. The Term Loan has two tranches, the “Term A Loan” in the amount of US $40.0 million, which generally bears interest at a LIBOR rate plus between 1.70 and 2.20 percent, depending upon the Company’s leverage ratio from time to time, and amortizes in quarterly payments which commenced on July 31, 2003 and continue until July 31, 2005, when the Term A Loan is to be paid in full. The first two principal installments on the Term A Loan were US $6.25 million each, the next four installments are US $3.125 million each and the final installments are US $5.0 million each.

              The “Term B Loan” tranche of the Term Loan is in the amount of US $60.0 million, and generally bears interest at a LIBOR rate plus between 2.30 and 2.80 percent, again depending upon the Company’s leverage ratio. The Term B Loan amortizes in quarterly payments which commenced on July 31, 2003 and continue until July 31, 2007, when the Term B Loan is to be paid in full. The first ten principal installments on the Term B Loan are US $1.25 million each, the next four installments are US $5.625 million each and the final installments are US $8.333 million each.

              The Term Loan is secured by certain of the Company’s assets, including most real property and equipment as well as accounts receivable and inventory of the Company located in Mexico, the production machinery and equipment of Interceramic USA located in the United States and Interceramic’s stock in RISA. Under the Credit Agreement, the value of collateral pledged to secure the Term Loan must at all times equal or exceed 1.4 times the principal balance of the Term Loan outstanding from time to time. Further, the payment of the Term Loan and the performance of the Company’s obligations under the provisions of the Credit Agreement is guaranteed by Interceramic Holding, Interceramic USA and the Occidente and DISA subsidiaries in Mexico.

              The Company also had five lines of credit available as of December 31, 2003 for short-term cash flow borrowings. The first is a US $25.0 million facility provided to Interceramic USA by Wells Fargo Bank Texas, N. A. (“Wells Fargo”), of which US $19.0 million was drawn down at December 31, 2003. The second line available to the Company at year end 2003 is a US $6.0 million line of credit from Banamex to RISA, of which at December 31, 2003 none was drawn down. The remaining three lines of credit at December 31, 2003 were provided to Interceramic by Banamex, BBVA Bancomer, S.A. (“Bancomer”) and Banco Mercantil del Norte, S.A. (“Banorte”) in the respective amounts of US $6.0 million, US $5.0 million and US $5.0 million. All of these lines were drawn down to the full available amount at the end of 2003.

              In most of its loan documentation, the Company is required to observe standard covenants with respect to major transactions, mergers and combinations, disposition of assets, information reporting requirements and other matters, including (i) agreements with respect to the maintenance of the Controlling Group’s ownership of the Company and its continuing control of the management of the Company and (ii) limitations on incurring additional indebtedness, creating liens on the Company’s assets, paying dividends and intercompany indebtedness, making capital expenditures and incurring or permitting certain loans, investments or guaranties. Substantially all of the Company’s long term debt loan documentation contains cross default provisions to other Company debt.

              Under the Credit Agreement applicable to the Term Loan, as amended, the Company is required to observe several financial ratios, requiring a (i) consolidated leverage ratio for the fiscal year 2003 of less than 3.50; (ii) a fixed charge coverage ratio of at least 1.10; (iii) an interest coverage ratio of at least 3.00 for the fiscal year 2003; and (iv) a current ratio of at least 1.50. At December 31, 2003 the Company was in compliance with each of these covenants. The leverage ratio changes to 3.25 for 2004, 2.75 for 2005 and to 2.50 thereafter, while the interest coverage ratio changes to 4.00 in 2005.

              The Wells Fargo loan documentation also has a number of financial covenants applicable to Interceramic USA, including (i) a fixed charge coverage ratio of at least 1.5; (ii) a tangible net worth of at least US $29.5 million (increasing by a factor of net income for years after 2003); (iii) a leverage ratio of no more than 1.75; and (iv) maximum capital expenditures of US $4.0 million on an annual basis. At December 31, 2003, Interceramic USA was in compliance with these covenants.

              Under the terms of the US $ 6.0 million long term credit agreement with Banamex, RISA is required to maintain (i) a debt service coverage ratio of greater than 3.00; (ii) a current ratio of at least 1.30; and (iii) and a leverage ratio of less than 3.00 and, at December 31, 2003, RISA was in compliance with its financial covenants under this agreement.

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

              In 2003, the Company had research and development expenditures of Ps 21.2 million, while in 2002 and 2001 the expenditures for research and development were Ps 22.8 million and Ps 27.5 million, respectively.

              D. Trend Information

              The following discussion is based primarily upon unaudited financial information for the first quarter of 2004 provided by the Company. The actual financial results of the Company for the first quarter of 2004 could differ significantly from the results discussed below. Peso amounts provided below may be converted into Dollars at an exchange rate of Ps 11.197 to US $1.00, the Interbank Rate as of March 31, 2004.

              Sales in the first quarter of 2004 at Ps 857.0 million grew by 1.01 percent over sales of Ps 848.4 million in the first quarter of 2003. Sales for the quarter broke down to Ps 470.2 million in Mexico–down 2.16 percent over the same period last year–and Ps 386.8 million in the International markets, a 5.16 percent increase over the first quarter of 2003. In both markets the Company sold about five percent more product than it did during the first quarter of 2003. Higher cost of sales and operating costs attributable primarily to investment in selling infrastructure and higher natural gas prices impacted operating income, and at Ps 48.6 million was 33.69 percent behind operating income of Ps 73.3 million in the same period of 2003. The Company’s EBITDA for the period did not lag quite so much, at Ps 96.2 million compared to Ps 116.0 million in the first quarter of 2003, a decrease of 17.07 percent. The Company also ended the period with a debt service coverage ratio of 5.4 and a debt to EBITDA ratio of 2.9.

              E. Off-Balance Sheet Arrangements.

              During the year ended December 31, 2003 and at the date of this Annual Report, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that could be considered to be material.

              F. Tabular Disclosure of Contractual Obligations.

              The following table presents a summary as of December 31, 2003 of the Company’s known contractual obligations:

Contractual Obligations	Payments Due by Period (1)
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years

Long-term Debt Obligations	1,178,244	205,825	691,450	280,969	0
Non-cancellable Operating Leases	723,961	91,516	237,091	229,765	165,589
Purchase Obligations	0	0	0	0	0
Other Long-term Liabilities (2)	0	0	0	0	0

Total	1,902,205	297,341	928,541	510,734	165,589

(1)         Thousands of Pesos.

(2)         As reflected on the balance sheet included with the Financial Statements under Mexican GAAP.

 ITEM 6.           Directors, Senior Management and Employees

              A. Directors and Senior Management

              The Board is composed of a minimum of 13 members and a maximum of 20 members, as determined by the shareholders at Interceramic’s annual general ordinary shareholder’s meeting. Under the Estatutos Sociales of Interceramic (the “Bylaws”), the holders of the Series D Shares are entitled to vote, as a class, on the election of two directors and their corresponding alternates and the holders of the Series L Shares are entitled to vote, as a class, on the election of two directors and their corresponding alternates. The holders of Series B Shares are entitled to elect all remaining directors. Additionally, the Bylaws provide that at least 25 percent of the members of the Board must be independent from the Company, as must be their respective designated alternates. The 13 current members of the Board were elected at shareholders’ meetings held on April 20, 2004, and will serve for the remainder of the year or until their successors are duly elected or qualified. The Board is responsible for the management of the business of Interceramic. Officers of Interceramic serve at the discretion of the Board. In addition to the Board and the officers of Interceramic, Interceramic has statutory auditors, who are elected annually at the general ordinary shareholders’ meeting. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of Interceramic and the presentation at a general ordinary shareholders’ meeting of a report of such examination.

 Board of Directors

              The following table sets forth the current directors of the Company, their ages, years of service as a director and their principal occupation (with the Company, unless otherwise specified):

Name (Age)                                                             Occupation                                             Years as a Director

Elected by Holders of the Series B Shares:

 Oscar Almeida Chabre (77)                 Chairman of the Board                                                               26

 Víctor D. Almeida García (45)           Vice Chairman of the Board and Chief Executive Officer               25

 Alfredo Harp Calderoni (34)               Director                                                                                       6

 David Kohler (37)                                Group President, Kohler Co.                                                      3

 Federico Terrazas Torres (71)             Chairman, Grupo Cementos de Chihuahua, S.A. de C.V.            15

 Norma A. de Champion (47)               President, Automobile Dealerships                                              20

 Diana E. Almeida (41)                         Director                                                                                      10

 Carlos Elias Terrazas (46)                   President, Comercial Corporativa del Norte, S.A. de C.V.            1

 Humberto Valles Hernandez (68)        Financial Consultant and Retired Partner of Mancera, S.C.             1

Elected by Holders of the Series D Shares:

 Sergio Mares Delgado (47)                  President, Grupo Futurama, S.A. de C.V.                                 1

 Augusto Champion Chapa (48)           Chairman, Arquitectura Habitacional e Industrial,

                                                              S.A. de C.V.                                                                            11

 Elected by Holders of the Series L Shares:

 Mark M. Blaugrund (62)                     President, RECON Real Estate Consultants, Inc.                     15

 Sylvia Almeida (43)                             President, Corporación Administrativa y Técnica,

                                                               S.A. de C.V.                                                                             9

              Oscar Almeida Chabre, Chairman of the Board. Mr. Almeida was the founder of the Company and has been Chairman of the Board since its inception. He is a graduate of the School of Banking and Accounting in Mexico City and has been a member of the board of directors of several Mexican banks. In addition, Mr. Almeida has been a member of the board of directors of banks in the United States and other industrial and commercial conglomerates in Mexico. He is also Chairman of Grupo Cencor, S.A. de C.V. (“Grupo Cencor”). Mr. Almeida is the father of Víctor D. Almeida García, Diana E. Almeida, Sylvia Almeida and Norma A. de Champion. Additionally, one other director, Augusto Champion Chapa, is a son-in-law of Mr. Almeida.

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

              Carlos Elias Terrazas. Mr. Elias is newly elected to the Board. He is president of Comercial Corporativa del Norte, S.A. de C.V. a Investment and Services company located in Chihuahua, Chihuahua. He graduated from Instituto Teconlogico y de Estudios Superiores de Monterrey in 1981 with a degree in Business Administration.

              Humberto Valles Hernandez. Mr. Valles is a retired partner of Mancera, S.C., A Member Practice of Ernst & Young Global. He practiced accounting for over 30 years in Chihuahua, Chihuahua, Mexico. He graduated from Instituto Teconologico y de Estudios Superiores de Monterrey.

              Sergio Mares Delgado. Mr. Mares is the President of Grupo Futurama, S.A. de C.V., in Chihuahua, Chihuahua, a discount and department store chain in the Northern Mexico. He graduated from Instituto Teconologico y de Estudios Superiores de Monterrey in 1980 with a degree in Mechanical Administration Engineering.

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

 Senior Management of Interceramic

              The following table sets forth the current executive officers of Interceramic, their ages, current position with the Company and years of service with the Company:

Name (Age)                                                             Occupation                                                 Years With Company

 Víctor D. Almeida García (45)               President and Chief Executive Officer                                 25

 Luis Ferreiro Maiz (46)                         Executive Vice President of Manufacturing                         21

 Humberto Maese Cordero (48)             Vice President of Innovation                                                25

 Jesús Barney (42)                                   Director of Franchise Subsidiaries                                        5

 Alfredo Hernández García (56)               Director of Sales and Marketing, Mexico                            17

 Felipe Matán Merino (46)                        Technical Director                                                                21

 Jesús Olivas Corral (41)                           Executive Vice President and Chief Financial Officer         19

 Norma A. de Champion (47)                   Secretary                                                                               20

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

              The following table sets forth the current officers of Interceramic USA, their ages, current position and years of service with the Company:

 Name (Age)                                            Occupation                                                                      Years With Company

 Víctor D. Almeida García (45)                 President and Chief Executive Officer                                25

 Jesús Olivas Corral (41)                           Executive Vice President and Chief Financial Officer         19

 Steve Belken (48)                                    Executive Vice President of United States Operations        5

 Jim Banks (53)                                         Vice President of Sales, United States                               12

 Mark E. Mendel (47)                               Secretary                                                                          16

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

              Jim Banks, Vice President of Sales, United States. Mr. Banks has been working for the Company since 1992, when he was named branch manager of an ITS store in Dallas, Texas. Advancing to the position of a regional manager for ITS, Mr. Banks oversaw ITS expansions in Fort Worth, Plano and Austin, Texas as well as supervised ITS locations in San Antonio, Texas. He became director of sales for all of ITS and was promoted to his current position in 1999, which gives him responsibility for the independent distribution throughout the United States and in Canada.

              Mark E. Mendel, Secretary. Mr. Mendel is an attorney and a partner in the El Paso, Texas firm of Mendel • Blumenfeld, LLP. Mr. Mendel is general United States counsel to the Company, and commenced his representation of the Company in 1985. He is a 1978 graduate of Washington & Lee University and a 1981 graduate of Texas Tech University School of Law.

              B. Compensation

              For the year ended December 31, 2003, the aggregate compensation paid by the Company to its directors, alternate directors and executive officers for services in all capacities was approximately Ps 34.8 million (approximately US $3.1 million using the Interbank Rate as of December 31, 2003). Options to acquire up to 166,000 Limited Voting Units were granted to certain of these individuals during 2003. See “–E. Share Ownership” below.

              C. Board Practices

              The Company has no employment agreements with any director, officer or employee, all such persons serving at the will of their respective superiors. On July 16, 2001, the Company entered into agreements with certain officers of Interceramic and Interceramic USA for the provision of benefits in the event of a change in control of Interceramic. These agreements, which expire on December 31, 2005, provide for (i) payment of bonuses to five current officers in an amount aggregating US $1.7 million upon a change in control of the Company and (ii) payment to the same five officers of certain amounts which, currently, range from US $230,00 to US $500,000, in the event of a change in control of the Company followed by the applicable officer either being terminated from the employment of the Company or leaving the Company with cause. Interceramic maintains an audit committee of its Board (the “Audit Committee”). For information on the directors and executive officers of the Company, see “–A. Directors and Senior Management” above.

              D. Employees

              As part of the Company’s efforts to reduce its cost of production and build a leaner, more efficient along the model of the premier European tile manufacturers, it has been working on reducing its workforce across the board. At the end of 2003, 2002 and 2001, the Company had 3,045, 3,098 and 3,127 employees, respectively. The following chart provides a breakdown of location and function of the Company’s workforce:

	2001	2002	2003

United States
Manufacturing	268	253	269
Sales and Administration	324	362	379
Total	592	615	648
Mexico
Manufacturing	1,779	1,602	1,509
Sales and Administration	726	844	859
Other	30	28	29
Total	2,535	2,474	2,397
Totals	3,127	3,098	3,045

             E. Share Ownership

Shareholdings of Directors and Senior Management

             The chart on the following page describes the shareholdings of members of the Board and senior management of the Company who own in excess of one percent of the applicable class:

Shareholder	Number of Common Units	Percent of Class	Number of Limited Voting Units	Percent of Class	Options Granted

Oscar E. Almeida	23,356,432	48.20	2,946,419	8.96	0
Victor D. Almeida	585,737	1.21	0	0.00	0
Alfredo Harp Calderoni	2,658,186	5.49	0	0.00	0

              The following members of the Board and senior management of the Company own less than one percent of the equity securities of Interceramic: Mark M. Blaugrund, Humberto Maese Cordero, Jesús Olivas Corral, Luis Ferreiro Maiz, Felipe Matán and Alfredo Hernández García.

 Stock Option or Other Incentive Plans

              On April 30, 1996, the SOP was approved, pursuant to which certain employees and executives of the Company may be granted options from time to time during its term to purchase an amount of Limited Voting Units per eligible employee as set by a committee of the Board. During 1996, an aggregate of 326,220 Limited Voting Units were available for purchase by employees under the SOP. Due to certain peculiarities of Mexican law, all of the shares allocable under the SOP were issued to and purchased by a trust established expressly for that purpose (the “ISOP Trust”). The purchases by the ISOP Trust were funded by contributions made by the Company, and, upon the exercise of a stock option by an employee, the employee in effect purchases the applicable shares directly from the ISOP Trust. In addition to termination by expiration, under the SOP options may terminate for certain other reasons, including death, disability or cessation of employment with the Company.

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

              At a meeting of the shareholders of Interceramic held on May 20, 1997, an increase in the capital of Interceramic by 1,100,000 Limited Voting Units was approved. Interceramic’s intention in connection with this capital increase was to dedicate the shares authorized by the increase for issuance during 1997, 1998 and 1999 pursuant to the SOP. However, although Interceramic was neither seeking nor expecting shareholders to exercise their statutory preemptive right to acquire the shares being made available in connection with the capital increase, an aggregate of 126,063 new Units were subscribed for and purchased by shareholders exercising their preemptive rights, resulting in Interceramic receiving proceeds of Ps 1.8 million on June 23, 1997. The remaining 973,937 Units remain available for purchase under the SOP. On June 11, 1997, the Company granted options to acquire a total of 333,000 Limited Voting Units to participants in the SOP (the “1997 Options”). The purchase price for Limited Voting Units subject to the 1997 Options is Ps 13.96 per Unit. Of the total 1997 Options (i) 33,000 were exercised on June 11. 2002; (ii) 159,000 lapsed due to the option holders leaving the employment of the Company; and (iii) 141,000 expired unexercised on June 11, 2002. are generally not exercisable until June 11, 1999, and expire if not exercised by June 11, 2002. On May 20, 1998, the Company granted options to acquire a total of 350,000 Limited Voting Units to participants in the SOP (the “1998 Options”). The purchase price for Limited Voting Units subject to the 1998 Options is Ps 12.30 per Unit. The 1998 Options may not, generally, be exercised until May 20, 2000, and expire if not exercised by May 20, 2003. Of the total 1998 Options (i) 10,000 were exercised in May 2003; (ii) 178,000 lapsed due to option holders leaving the employment of the Company prior to exercise; and (iii) 162,000 expired unexercised on May 20, 2003.

              On April 23, 1999, the Company granted options to acquire an aggregate of 360,000 Limited Voting Units to certain participants in the SOP (the “1999 Options”). The purchase price for Limited Voting Units subject to the 1999 Options is Ps 9.40 per Unit. The 1999 Units may not be exercised until April 23, 2001 and expire if not exercised by April 23, 2004.

              During 2000, the Company decided to cease granting options under the SOP, and terminated it for all purposes other than to govern options previously granted. However, in 2001, 2002 and 2003 the Board decided to reassign certain expired options under the SOP, and in July 2001 options to acquire an additional 570,000 Limited Voting Units (the “July 2001 Options”) were granted to certain officers of the Company at an exercise price of Ps 17.00 per Unit. In November 2001, additional options to acquire 77,000 Limited Voting Units (the “November 2001 Options”) were granted to certain officers of the Company at an exercise price of Ps 17.00 per Unit. In August 2002, additional options to acquire 177,000 Limited Voting Units ( the “August 2002 options”) were granted to certain officers of the Company at an exercise price of Ps 12.15 per Unit. In September 2003, additional options to acquire 166,000 Limited Voting Units (the “September 2003 Options”) were granted to certain officers of the Company at an exercise price of Ps 11.50 per Unit. Additionally, the Board decided to reduce the exercise price of the July 2001 and November 2001 options to Ps 12.15 per Unit. The September 2003, August 2002, July 2001 and the November 2001 Options represented reassignment of options to acquire Limited Voting Units that had either previously expired or lapsed.

              As of June 1, 2004, officers and directors of the Company, as a group, held options to acquire an aggregate 1,154,700 Limited Voting Units.

ITEM 7.           Major Shareholders and Related Party Transactions

             A. Major Shareholders

             The following table sets forth certain information concerning the ownership of the capital stock of the Company as of May 30, 2004 with respect to each shareholder of the Company known to the Company to be the beneficial owner of more than ten percent of either the Common Units or the Limited Voting Units, as well as the holdings of all directors and officers of the Company as a group.

	Shares Owned
	Common Units		Limited Voting Units		Aggregate Percentage
Identity of Owner	Number	% of Class	Number	% of Class	Outstanding Shares

Almeida Family (1)	24,876,009	51.34	2,956,419	8.99	34.22
Harp Family (2)	11,482,393	23.70	10,333,511	31.43	26.82
Roberto Hernandez	1,745,266	3.60	6,018,534	18.31	9.55
JayHawk (3)	0	0.00	3,820,590	11.62	4.70
Other Officers and Directors	404,664	0.84	125,379	0.38	0.65
Other Shareholders	9,944,984	20.52	9,624,313	29.27	24.06
Total	48,453,316	100.00	32,878,746	100.00	100.00

(1)        Owned directly by Oscar Almeida Chabre or members of his immediate family.

(2)        Shares owned beneficially by Alfredo Harp Helu and his three adult children and also shares held in a trust (the “Banamex Trust”) administered by Banamex. See “–The Harp Family and the Banamex Trust” below.

(3)        JayHawk is JayHawk Institutional Partners, an investment group from Kansas City, Missouri.

 The Harp Family and the Banamex Trust

              Alfredo Harp Helu has owned a substantial number of Common Units for several years. Over the course of 2003 and 2004, three adult children of Mr. Harp acquired equal numbers of Common Units. These three persons are also the beneficiaries of the Banamex Trust. Although these persons own the same number of Common Units and acquired their Units at substantially the same time, there is no agreement or other obligation among them to vote their shares in any particular way or to act in any concerted manner with respect to the acquisition, ownership or disposition of their respective Common Units.

              The Banamex Trust was initially formed in order to provide a controlling position in the Common Units (or Series B Shares) subsequent to the completion of the Kohler Placement in November of 2000. The control arrangement was required under certain of Interceramic’s loan documentation which requires that the Almeida Family retain effective voting control over Interceramic. However, upon the completion of the Kohler Placement, the Almeida Family owned only 48.6 percent of the Common Units. The Lenders agreed to the use of the Banamex Trust as a method for the Almeida Family to retain voting control over the Common Units, as pursuant to an agreement between the Almeida Family and the beneficial owners of the Banamex Trust, the Banamex Trust and the Almeida Family will vote their respective Common Units coincident with each other. As the result of some stock repurchases effected by the Company and purchases by the Almeida Family in the 2004 Offering, the ownership of Common Units by the Almeida Family currently exceeds 50 percent, and this arrangement is no longer necessary to ensure the required degree of control.

 Holdings in the United States

              Given the wide-spread nature of holdings of securities in book-entry form both in the United States and in Mexico, it is difficult for Interceramic to determine with any accuracy the extent of its holdings in the United States. However, at April 30, 2004 (i) 36.4 thousand, or 0.08 percent, of the outstanding Common Units were trading in the United States as ADRs and (ii) 6.2 million, or 18.79 percent, of the issued and outstanding Limited Voting Units were trading in the United States as ADRs. Interceramic does not believe that a material amount of the Common Units and Limited Voting Units trading on the Mexican Stock Exchange are beneficially owned by United States residents or citizens.

              B. Related Party Transactions

              Until their acquisition by the Company in 2004, GISA and MASA were owned and controlled by the Almeida Family and they accounted for approximately 15.29 percent of the consolidated unit sales of the Company in Mexico during 2003, representing 9.89 percent of the Company’s aggregate unit sales. The largest of these, GISA, accounted for sales of approximately 21.0 million square feet of ceramic tile (Ps 174.0 million), approximately five percent of consolidated sales, in that period, making it the second largest customer of the Company by unit volume, while MASA purchased approximately 9.3 million square feet of ceramic tile (Ps 83.2 million), less than three percent of consolidated sales, from the Company in that period, making it the fourth largest customer by unit volume. In 2002 and 2001, GISA and MASA accounted for Company sales in the respective amounts of (i) with respect to GISA, Ps 185.2 million and Ps 163.9 million, and (ii) with respect to MASA, Ps 77.7 million and Ps 85.3 million.

              The Company believes that sales to these affiliated customers have been on commercially reasonable terms, no less favorable to the Company than those conducted in comparable arms-length transactions with customers not affiliated with the Company.

              The Company contracts with Coratec for certain internal auditing services and computer programming for general accounts, accounts payable and receivables and other accounting services (charged according to program running time). In 2003, 2002, and 2001 the Company paid Coratec Ps 22.8 million, Ps 23.9 million, and Ps 26.1 million respectively, for their services.

              Coratec indirectly owns all of the stock of Corporación Aerea Cencor, S.A. de C.V. (“Coracen”), which provides air taxi services to the Company in order to accommodate some of the regional business travel requirements of the Company’s officers and directors as well as current and prospective customers and clients of the Company. The total value of the services provided by Coracen to the Company in 2003 of Ps 9.7 million was equal to 1.02 percent of the total operating expenses and equivalent to 0.28 percent of sales for such period. In 2002 and 2001, the cost of services provided by Coracen services were Ps 10.1 million and Ps 7.9 million, respectively.

              A director of the Company, Augusto Champion Chapa, owns a controlling interest in Arquitectura Habitacional e Industrial, S.A. de C.V. (“Arquitectura”), an architectural design and construction company based in the City of Chihuahua. Arquitectura has provided design and construction services on several of the Company’s projects in Mexico. Another director, Mark M. Blaugrund, owns a controlling interest in RECON Real Estate Consultants, Inc. (“Recon”), an El Paso, Texas based commercial real estate company. Recon has received real estate commissions from the Company in connection with numerous property leases for Interceramic USA, including with respect to the Garland Lease and the Garland Warehouse Lease.

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

              At December 31, 2003 and as of the date of this Annual Report, there are no loans outstanding from the Company to any officer or director of the Company or any member of the Controlling Group.

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

 ITEM 9.           The Offer and Listing

              A. Offer and Listing Details

 Price History

              In December of 1994, Interceramic completed the 1994 Offering, at which time the LVU ADRs commenced trading on the NYSE. The LVU ADRs are issued under the terms of a Deposit Agreement dated December 15, 1994, as amended (the “LVU Deposit Agreement”), among Citibank, N.A., as depositary (the “Depositary”), Interceramic and the registered holders from time to time of the LVU ADRs. At April 30, 2004, 1,235,758 LVU ADRs were outstanding and trading on the NYSE. The CU ADRs are issued under the terms of an Amended and Restated Deposit Agreement dated December 15, 1994, as amended (the “CU Deposit Agreement” and, collectively with the LVU Deposit Agreement, the “Deposit Agreement”), among the Depositary, Interceramic and the registered holders from time to time of the CU ADRs, and trade in the United States in an unrestricted program, but not on any established market. Historically, there has been extremely limited trading in the CU ADRs in the United States and the volume of Common Units in the program has decreased over the years. At April 30, 2004, approximately 7,276 CU ADRs were outstanding.

              High and Low Prices for Past Five Fiscal Years on the NYSE

              The table below shows the high and low sales prices in Dollars of the LVU ADRs on the NYSE for the preceding five fiscal years:

Year	High	Low

2003	7.80	5.10
2002	13.00	4.75
2001	10.13	6.90
2000	9.63	4.25
1999	6.68	2.69

              High and Low Prices by Quarter for Past Two Fiscal Years on the NYSE

              The table below shows the high and low sales prices in Dollars and the average daily trading volume in the LVU ADRs on the NYSE for the preceding two fiscal year periods:

	Dollars per ADR(1)		Average Daily Trading Volume in ADRs(1)
Period	High	Low

2002:
First Quarter	7.90	7.10	1,050
Second Quarter	11.95	7.80	2,334
Third Quarter	8.60	4.90	8,163
Fourth Quarter	7.00	4.75	3,550
2003:
First Quarter	7.10	5.75	1,397
Second Quarter	5.85	5.35	692
Third Quarter	5.65	5.10	356
Fourth Quarter	7.80	5.35	1,019

2004:
First Quarter	10.00	7.00	1,095
Second Quarter(2)	7.40	6.62	858

(1)        Source: NYSE; the Company.

(2)        To June 3, 2004.

             High and Low Prices by Quarter for Past Two Fiscal Years on the Mexican Stock Exchange

             The table below shows the high and low sales prices in nominal Pesos and the average daily trading volume in the Common Units and the Limited Voting Units on the Mexican Stock Exchange for the preceding two fiscal periods:

	Nominal Pesos per Common Unit(1)		Average Daily Trading Volume in Common Units(1)
Period	High	Low

2002:
First Quarter	16.20	16.20	0
Second Quarter	16.20	16.20	0
Third Quarter	13.77	11.00	26
Fourth Quarter	11.51	11.30	24,277

2003:
First Quarter	12.00	11.30	42,550
Second Quarter	12.00	12.00	0
Third Quarter	12.00	12.00	0
Fourth Quarter	11.50	11.10	2,103

2004:
First Quarter	12.01	12.00	377
Second Quarter(2)	17.51	16.50	2,067

(1)        Source: NYSE; the Company.

(2)        To June 3, 2004.

	Nominal Pesos per Limited Voting Unit(1)		Average Daily Trading Volume in Limited Voting Units(1)
Period	High	Low

2002:
First Quarter	15.3	12.60	1,132
Second Quarter	19.4	14.50	714
Third Quarter	16.5	11.00	13,847
Fourth Quarter	12.01	12.00	56,155

2003:
First Quarter	12.51	12.00	8,663
Second Quarter	12.80	11.17	25,937
Third Quarter	11.50	11.50	783
Fourth Quarter	11.75	11.15	84,790

2004:
First Quarter	11.15	11.15	0
Second Quarter(2)	17.00	16.40	3,342

(1)        Source: Mexican Stock Exchange.

(2)        To June 3, 2004.

             High and Low Prices for the Most Recent Six Months on the NYSE

             The table below shows the high and low sales prices in Dollars of the LVU ADRs on the NYSE for the seven preceding months:

	Dollars per ADR(1)
Period	High	Low

December, 2003	7.80	7.25
January, 2004	7.45	6.95
February, 2004	9.40	7.20
March, 2004	10.00	7.70
April, 2004	8.25	6.60
May, 2004	7.40	6.62
June, 2004(2)	7.26	7.26

(1)        Source: NYSE; the Company.

(2)        At June 3, 2004.

             B. Plan of Distribution

             Not applicable.

             C. Markets

New York Stock Exchange

             The LVU ADRs have been listed and trading on the NYSE since December of 1994 under the symbol “ICM.” The NYSE traces its origins back to 1792 and is arguably the best known securities exchange in the world. The NYSE registered as a national securities exchange with the SEC on October 1, 1934. The Governing Committee was the primary governing body of the NYSE until 1938, at which time the NYSE hired its first paid president and created a 33 member Board of Governors. The Board of Governors included NYSE members, non-member partners from both New York and out-of-town firms, as well as public representatives. In 1971 the NYSE was incorporated as a not-for-profit corporation. In 1972 the members voted to replace the Board of Governors with a 25 member Board of Directors, comprised of a Chairman and Chief Executive Officer, 12 representatives of the public and 12 representatives from the securities industry.

             On December 17, 2003, the SEC approved the amended and restated NYSE Constitution. The amendments had also been approved by the NYSE members on November 18, 2003. The changes to the NYSE Constitution created a new governance architecture, increasing transparency, the independence of its Board of Directors and strengthening the integrity of the NYSE self-regulatory function.

             The new structure created a Board of Directors (the “BoD”) comprised of independent directors and a Board of Executives (the “BoE”), comprised of approximately 20 constituent representatives, including public pension funds, institutional investors, listed companies, individual investors, broker-dealers, the trading floor and other members. The BoE is to engage with NYSE senior management as well as with the BoD in an ongoing review of NYSE performance, membership issues, listed company issues and public issues relating to overall market structure.

             Another key component in the new governance structure relates to the NYSE’s role as self-regulator. The Chief Regulatory Officer of the NYSE reports directly to an independent BoD committee, called the “Regulatory Oversight & Regulatory Budget Committee.” This functional separation of NYSE regulation from the exchange business is intended to ensure independence while retaining sufficient proximity to the marketplace to assure the market sensitivity that the NYSE believes is fundamental to effective regulation of the capital markets.

             The largest equities marketplace in the world, at the end of 2003, the NYSE was home to 2,750 companies worth US $17.3 trillion in global market capitalization. As of year-end 2003, the NYSE had 359.7 billion shares listed and available for trading and during the course of 2003 the NYSE handled US $9.7 trillion in trades. Over two-thirds of the roster of NYSE companies have listed within the last 12 years. These companies include a cross-section of leading United States companies, mid-size and small capitalization companies. Non-United States issuers play an increasingly important role on the NYSE. At the end of 2003, 467 non-United States companies were listed on the NYSE–more than triple the number five years ago.

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

              As of December 31, 2003, the shares of 176 Mexican companies, excluding mutual funds, were listed on the Mexican Stock Exchange. In 2003, the ten most actively traded equity issues represented approximately 67.40 percent of the total volume of equity issues traded thereon. There is no formal over-the-counter market for securities in Mexico. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors. Further information regarding the Mexican Stock Exchange may be found on its web page at www.bmv.com.mx.

              D. Selling Shareholders

              Not applicable.

             E. Dilution

              Not applicable.

             F. Expenses of the Issue

              Not applicable.

ITEM 10.         Additional Information

              A. Share Capital

              Not applicable.

              B. Memorandum and Articles of Association

              Interceramic was organized on February 17, 1978 by the establishment of Public Deed Number 4,347 given at the Office of the Public Notary Number 4 in the City of Chihuahua. This was followed by the filing of its Acta Constitutiva, or articles of incorporation (the “Articles”), with the Registro Público de Comercio del Distrito Morelos en la Ciudad de Chihuahua (the “Public Registry of Property and Commerce of the Morelos District of the City of Chihuahua” or the “Public Registry”) on March 16, 1978. The Bylaws contain most of the material provisions regarding the governance of Interceramic, and copies of the Bylaws have also been filed with, and can be examined at, the Public Registry. English translations of the Articles and Bylaws, each as amended to date, were filed as Exhibits to the Company’s Registrations Statement on Form F-3 filed with the SEC on January 12, 2004.

 Corporate Purposes

              Pursuant to Article 2 of the Articles, Interceramic’s corporate objectives and purposes include:

              •           the manufacture, purchase and sale of all types of tile and stone and related products;

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

              •           serve as economic and technical consultants to professionals, construction workers, construction companies and companies in general;

              •           serve as technical, economic and administrative consultants to subsidiary companies and third parties, as well as providing any other services to subsidiaries;

              •           provide qualified personnel to subsidiaries that so request;

              •           engage in exploration for and in the extraction, processing, production, use and sale of metals and other natural products;

              •           obtain, transfer, convey or otherwise deal in legal title or other interests in and to mining properties and mineral processing facilities;

              •           provide and obtain any services relating to any of the foregoing activities;

              •           employ personnel and obtain permits necessary to achieve any of the foregoing objectives; and

              •           realize and enter into any acts and contracts and any other commercial activities and operations allowed by applicable law.

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

 Outstanding Capital Stock

              The authorized capital stock of Interceramic consists of 162,800,072, shares, divided into three classes of stock without par value, the Series B Shares in the amount of96,906,632, the Series D Shares in the amount of 32,946,720 and the Series L Shares in the amount of 32,946,720, of which on April 30, 2004, 162,664,124 were issued and outstanding, consisting of 96,906,632 Series B Shares and 32,878,746 shares each of the Series D Shares and the Series L Shares. Pursuant to the Bylaws, until December 7, 2004 (the “Separation Date”), the Series B Shares are required to trade in pairs of two as Common Units, and the Series D Shares and the Series L Shares are required to trade in pairs of one share of each class as Limited Voting Units.

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

             •           extension of Interceramic’s existence beyond its prescribed duration of February 28, 2053;

             •           dissolution of Interceramic before February 28, 2053;

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

Dividends

             At each annual meeting of the holders of the Series B Shares, the Board submits the financial statements of Interceramic for the previous fiscal year, together with a financial report by the Board, to the holders of the Series B Shares for approval. The holders of the Series B Shares, once they have approved the financial statements, determine the allocation of Interceramic’s net profits for the preceding year. Holders of the Series B Shares are required by law to allocate at least five percent of the net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20 percent of Interceramic’s historical capital stock (before effect of restatement). Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of Interceramic’s shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. The Bylaws currently provide that, except to the extent of the Fixed Preference (as defined in the following paragraph), all shares outstanding and fully paid at the time a dividend is declared are entitled to share equally in any dividend. Shares which are only partially paid participate in a dividend in the same proportion that the shares have been paid at the time of the dividend.

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

Variable Capital and Withdrawal Rights

             Interceramic’s capital stock includes a variable capital portion, which can at a maximum equal ten times the fixed capital portion. An aggregate of Ps 8.0 million has been allocated on the records of Interceramic to fixed capital. The fixed portion of Interceramic’s capital stock cannot be withdrawn.

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

             C. Material Contracts

             Other than the American Standard Agreement and the Kohler Agreement, and the Credit Agreement, the Company has not entered into any contracts that could be considered material to the Company in the past two fiscal years. See “Item 4–Information on the Company–B. Business Overview–The American Standard Agreement” and “–The Kohler Agreement” and “Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” above.

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

             E. Taxation

United States Taxes

             General

             The following is a summary of the material United States federal income tax consequences of the ownership and sale of Units and ADRs, in each case, except as otherwise noted, by a US Holder (as defined below). The tax treatment of a holder may vary depending upon the particular situation of the holder. The following summary of United States federal income tax consequences is limited to holders who hold Units as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and whose “functional currency,” within the meaning of Code Section 985, is the Dollar. Certain holders (including without limitation insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, holders that are not US Holders, broker-dealers and beneficial holders of five percent or more of the voting power or value of the shares of Interceramic) may be subject to special rules not discussed below. The discussion below also does not address the effect of any United States state or local tax law on a holder. Additionally, the discussion is based upon United States federal income tax law as currently in effect, which is subject to change. As used herein, the term “US Holder” means any beneficial or record holder who is either an individual who is a citizen or resident of the United States, a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof, or an estate or trust that is subject to United States federal income taxation without regard to the source of its income.

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

Mexican Taxes

             General

             The following is a summary of certain anticipated Mexican tax consequences of the ownership and disposition of Units and ADRs, in each case, by a person that is not a resident of Mexico, as defined below.

             The summary is based upon the tax laws of Mexico as in effect on the date hereof, which are subject to change. Holders should consult their own tax advisors as to United States, Mexican or other tax consequences of the ownership and disposition of Units and ADRs.

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

             I. Subsidiary Information

             Not applicable.

ITEM 11.         Quantitative and Qualitative Disclosures about Market Risk

             The Company is exposed to market risk from changes in currency exchange rates and interest rates, in addition to the market risk inherent to material operations in economies of developing countries such as Mexico. The Company has identified its major sources of market risk, and in part chose to cause all of its indebtedness to be denominated in Dollars as a result. The Company is also exposed to market risk from changes in the price of natural gas, a material cost of production for the Company that historically has been subject to significant and rapid swings in price. In 2001, the Company entered into hedge agreements for the price of natural gas in order to reduce some of the market risk with respect to natural gas prices, but these agreements terminated on December 31, 2003, and the Company is currently paying for natural gas at applicable market prices.

Interest Rate Risk

             Interest rate risk exists principally with respect to the Company’s indebtedness that bears interest at floating rates. At December 31, 2003, the Company had outstanding approximately US $120.9 million of indebtedness, approximately 0.14 percent of which bore interest at fixed interest rates and approximately 99.86 percent of which bore interest at floating rates of interest. The interest rate on all of the Company’s variable rate debt is determined by reference to LIBOR. Fundamental to variable rate obligations is the risk that interest rates will increase, particularly if rates increase without corresponding economic and price growth in the Company’s operations.

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

             During the course of 2003, the Peso weakened considerably in value against the Dollar, going from Ps 10.39 to US $1.00 at December 31, 2002 to Ps 11.235 to US $1.00 at December 31, 2003. During the course of 2004, the Peso has continued to lose value against the Dollar, standing at Ps 11.423 to US $1.00 at June 4, 2004.

             At December 31, 2003 (i) approximately 43.9 percent of the Company’s consolidated revenues were denominated in Dollars; (ii) approximately 50.3 percent of the Company’s total assets were denominated in Dollars; (iii) all of the Company’s indebtedness was denominated in Dollars; (iv) approximately 69.0 percent of the Company’s total liabilities were denominated in Dollars; and (v) roughly half of the Company’s consolidated costs and operating expenses were denominated in Dollars. From an operating perspective, the Company believes that foreign exchange risk is substantially mitigated by the significant portion of its revenues that are denominated in Dollars, although weakening of the Peso against the Dollar can result and has in the past resulted in significant foreign exchange losses.

Commodity Price Risk

             In the Company’s Mexican operations, the cost of natural gas constituted approximately 8.01 percent of the cost of production in 2003, while in the United States natural gas purchases accounted for approximately 8.14 of the cost of production. The price of natural gas is subject to significant variations during the course of a year. For example, at January 1, 2000 the average price for natural gas to the Company was US $9.81 per MMBtu, on June 1, 2001 the same quantity of natural gas cost US $2.35 and at year end, the price stood at US $2.35 per MMBtu. As increases in natural gas prices can rarely be offset by correspondingly higher prices for the Company’s products, unusually large increases or decreases in the price of natural gas can have a significant impact on the Company’s operating profitability.

             To protect the Company against some of the market risk related to natural gas prices, in 2001 the Company entered into a fixed price contract for all of its natural gas requirements in Mexico with Petróleos Mexicanos (“Pemex”), the Mexican state oil and gas company, locking in the price of US $4.00 per MMBtu, plus an amount equal to the difference between certain market prices of United States gas companies. This arrangement was in effect until December 2003. The price for natural gas during the first half of 2004 has varied widely, from US $5.40 per MMBtu in January down to US $4.53 in March, increasing back up to US $5.32 in May. Given the rising energy prices and instability in the Middle East, prices are expected to remain volatile in the near future.

Sensitivity Analysis Disclosure–2003

             Interest Rates

             A hypothetical, instantaneous and unfavorable change of 250 basis points in the interest rate applicable to the Company’s variable rate indebtedness at December 31, 2003 would have resulted in additional interest expense of approximately US $3.0 million.

             Exchange Rates

             A hypothetical, instantaneous and unfavorable ten percent change in currency exchange rate of the Peso relative to the Dollar at the beginning of 2003 would have resulted in additional interest expense for the year of approximately Ps 8.0 million, reflecting the increased cost in Pesos of servicing the Company’s Dollar denominated indebtedness. Such a change would have also resulted in an estimated additional foreign exchange loss of approximately Ps 9.2 million, reflecting the increased value in Pesos of the Company’s Dollar denominated indebtedness.

             Natural Gas Prices

             A hypothetical, instantaneous and unfavorable ten percent change in the price of natural gas at the beginning of 2003 would not have resulted in any additional natural gas expense to the Company for the year given the Company’s fixed price contract with Pemex. In the event, during the course of 2003, the price of natural gas actually increased, with the result that for a large part of 2003 the Company was paying less than the market price under its contract with Pemex.

Sensitivity Analysis Disclosure–2002

             Interest Rates

             A hypothetical, instantaneous and unfavorable change of 250 basis points in the interest rate applicable to the Company’s variable rate indebtedness at December 31, 2002 would have resulted in additional interest expense of approximately US $2.9 million.

             Exchange Rates

             A hypothetical, instantaneous and unfavorable ten percent change in currency exchange rate of the Peso relative to the Dollar at the beginning of 2002 would have resulted in additional interest expense for the year of approximately Ps 11.5 million, reflecting the increased cost in Pesos of servicing the Company’s Dollar denominated indebtedness. Such a change would have also resulted in an estimated additional foreign exchange loss of Ps 11.6 million, reflecting the increased value in Pesos of the Company’s Dollar denominated indebtedness.

             Natural Gas Prices

             A hypothetical, instantaneous and unfavorable ten percent change in the price of natural gas at the beginning of 2002 would not have resulted in additional natural gas expense to the Company for the year given the Company’s fixed price contract with Pemex. In the event, during the course of 2002 the price of natural gas actually decreased substantially, with the result that for a large part of 2002 the Company was paying substantially more than the market price under its contract with Pemex.

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

ITEM 16A.      Audit Committee Financial Expert

             The Company has an “audit committee financial expert,” within the meaning of Form 20-F under the 1934 Act, serving on the Audit Committee. The person is Humberto Valles Hernandez, who qualifies as “independent,” within the meaning of Rule 10A-3 under the 1934 Act.

ITEM 16B.      Code of Ethics

             The Company has adopted a code of ethics (the “Code”) that applies to all of its officers, a copy of which is included as an Exhibit to this Annual Report.

ITEM 16C.      Principal Accountant Fees and Services

Audit Fees

             The aggregate fees billed for 2002 and 2003 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were Ps 2,472 and Ps 2,830, respectively.

Audit-Related Fees

             The aggregate fees billed for 2002 and 2003 for professional services rendered by the principal accountant for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s annual financial statements not disclosed above were Ps 310 and Ps 328, respectively. The services rendered in this regard included review of the Company’s annual reports on Form 20-F.

Tax Fees

             The aggregate fees billed for 2002 and 2003 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were Ps 27 and Ps 350, respectively.

Audit Committee Pre-Approval Policies

             The engagement of the Company’s independent auditors for each fiscal year, as well as the amount of audit fees, audit-related fees and tax fees of the auditors, are all subject to the prior recommendation of the Audit Committee to the Board. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of the auditors, the Audit Committee annually recommends to the Board a catalog of specific audit and non-audit services in the categories of audit service, audit-related service, tax services and other services that may be performed by the Company’s independent accountants and the maximum fees that the Audit Committee recommends be paid as compensation for each service in those categories. Any proposed services exceeding the maximum recommended fees require specific analysis and further recommendation by the Audit Committee.

PART III

 ITEM 17.         Financial Statements

              The Company has responded to Item 18 in lieu of responding to this Item.

 ITEM 18.         Financial Statements

             See Item 19(a) for a list of the Financial Statements filed under this Item.

 ITEM 19.         Exhibits

                                                                                                                                                               Page

(a)        List of Financial Statements:

Consolidated Statements of Income of the Company and subsidiaries for each of the three years in the periods ended December 31, 2001, 2002 and 2003. . . . . .. F-5

Consolidated Statements of Changes in Stockholders’ Equity of the Company

                        and subsidiaries for each of the three years ended

                        December 31, 2001, 2002 and 2003. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-6

Consolidated Statements of Changes in Financial Position of the Company

                        and subsidiaries for each of the three years ended

                        December 31, 2001, 2002 and 2003. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-8

Notes to Consolidated Financial Statements of the Company and subsidiaries. . .. .F-10

 (b)      Financial Statement Schedules:

SIGNATURES

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

 June 30, 2004.

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

               1.           I have reviewed this Annual Report on Form 20-F of the Registrant;

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

 DATED: June 30, 2004.

                                                                                __Víctor D. Almeida García_______________

Víctor D. Almeida García, President, Chief

 Executive Officer and Director

              I, Jesús Olivas Corral, certify that:

               1.           I have reviewed this Annual Report on Form 20-F of the Registrant;

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

 DATED: June 30, 2004.

                                                                                     Jesús Olivas Corral

Jesús Olivas Corral, Executive Vice President

 and Chief Financial Officer

Certification Pursuant to 18.U.S.C. Section 1350

 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

             In connection with the Annual Report of Internacional de Cerámica, S.A. de C.V. (the “Company”) on Form 20-F for the periods ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I the undersigned, being the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

              1.          The Annual Report fully complies with the requirements of sections 13(a) or 15(d) of the 1934 Act; and

              2.          The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 DATED: June 30, 2004.

                                                                                __Víctor D. Almeida García_______________

Víctor D. Almeida García, President, Chief

 Executive Officer and Director

Certification Pursuant to 18.U.S.C. Section 1350

 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

             In connection with the Annual Report of Internacional de Cerámica, S.A. de C.V. (the “Company”) on Form 20-F for the periods ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I the undersigned, being the Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

              1.          The Annual Report fully complies with the requirements of sections 13(a) or 15(d) of the 1934 Act; and

              2.          The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 DATED: June 30, 2004.

                                                                                     Jesús Olivas Corral

Jesús Olivas Corral, Executive Vice President

 and Chief Financial Officer

EXHIBITS

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2003

AND

FOR THE YEARS ENDED

DECEMBER 31, 2001, 2002 AND 2003

WITH REPORT OF INDEPENDENT AUDITORS

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Contents

Report of Independent Auditors.........................................................................................................................................................................1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2002 and 2003...................................................................................................................2

Consolidated Statements of Income for the years ended December 31,

2001, 2002 and 2003................................................................................................................................................................................................4

Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2001, 2002 and 2003........................................................................................................................................................................5

Consolidated Statements of Changes in Financial Position for the years ended
December 31, 2001, 2002 and 2003........................................................................................................................................................................6

Notes to Consolidated Financial Statements......................................................................................................................................................7

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Internacional de Ceramica, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Internacional de Ceramica, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the Standards of the Public Company Accounting Oversight Board (United States). Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Internacional de Ceramica, S.A. de C.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of operations, and changes in financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects with United States generally accepted accounting principals (see Note 13 to the accompanying consolidated financial statements).

C.P.C. José Antonio Reyes Cedeño Mancera, S.C. A Member Practice of Ernst & Young Global

Chihuahua, Chih., Mexico

February 9, 2004

[Except for Note 12, which is as of March 31, 2004]

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of Constant Mexican Pesos as of December 31, 2003)

	2002	December 31, 2003	2003
			Thousands of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	Ps. 93,435	Ps. 51,049	$ 4,544

Accounts receivable:
Trade	320,789	310,838	27,667
Related parties	63,231	47,706	4,246
Other accounts receivable	47,057	33,271	2,961
Less allowance for doubtful accounts	(27,646)	(21,611)	(1,924)
	403,431	370,204	32,950

Inventories, net	827,885	941,988	83,844
Prepaid expenses	24,737	22,679	2,019
Total current assets	1,349,488	1,385,920	123,357

Investment in affiliated companies	7,852	7,694	685

Property, plant and equipment	3,286,254	3,561,354	316,987
Accumulated depreciation	(1,438,279)	(1,595,181)	(141,983)
	1,847,975	1,966,173	175,004

Other assets	66,128	88,881	7,911

Total assets	Ps. 3,271,443	Ps. 3,448,668	$ 306,957

See accompanying notes to consolidated financial statements.

2002	December 31, 2003	2003
		Thousands of U.S. dollars
Liabilities

Current liabilities:
Notes payable to banks	Ps. 77,688	Ps. 180,144	$ 16,034
Current portion of long-term debt	201,248	205,825	18,320
Accounts payable to suppliers	303,113	257,476	22,917
Due to related parties	19,584	8,214	731
Accrued expenses	135,743	130,236	11,592
Income tax and employee profit sharing	7,260	4,706	419
Total current liabilities	744,636	786,601	70,013

Long-term debt	1,012,667	972,419	86,552
Labor obligations	4,698	5,627	501
Deferred income taxes	346,174	442,623	39,397
Total liabilities	2,108,175	2,207,270	196,463

Stockholders' equity

Common stock	724,810	720,190	64,102
Premium on common stock	1,259,883	1,259,883	112,139
Stock repurchase reserve	182,426	133,753	11,905
Retained earnings	293,229	325,446	28,967
Cumulative comprehensive income (loss)	(1,511,488)	(1,441,512)	(128,305)
Majority stockholders' equity	948,860	997,760	88,808
Minority stockholders' equity	214,408	243,638	21,686
Total stockholders' equity	1,163,268	1,241,398	110,494

Total liabilities and stockholders' equity	Ps. 3,271,443	Ps. 3,448,668	$ 306,957

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Income

(Thousands of Constant Mexican Pesos as of December 31, 2003,

except for per Unit amounts)

	Years ended December 31,
	2001	2002	2003	2003
Thousands of
U.S. dollars

Net sales	Ps. 3,174,154	Ps. 3,267,385	Ps. 3,424,926	$ 304,844
Cost of sales	(1,993,310)	(2,058,976)	(2,236,376)	(199,054)

Gross profit	1,180,844	1,208,409	1,188,550	105,790
Selling and administrative expenses	(819,259)	(898,570)	(959,388)	(85,392)
Operating income	361,585	309,839	229,162	20,398

Comprehensive financing cost:
Interest income	6,532	7,986	8,286	738
Interest expense	(148,246)	(114,802)	(79,854)	(7,108)
Foreign exchange (loss) gain, net	52,760	(115,770)	(91,527)	(8,147)
Gain on net monetary position	62,288	54,320	51,172	4,555
	(26,666)	(168,266)	(111,923)	(9,962)

Other expense, net	(3,932)	(13,280)	(8,202)	(730)
Write-off of assets	(48,152)	-	-	-
Income before provision for income tax and employee profit sharing	282,835	128,293	109,037	9,706

Income and asset tax	(50,014)	(11,828)	(46,831)	(4,169)
Employee profit sharing	(3,701)	(3,798)	-	-
Net income	229,120	112,667	62,206	5,537
Minority net income	24,940	19,660	29,989	2,669
Net income of majority stockholders	Ps. 204,180	Ps. 93,007	Ps. 32,217	$ 2,868

Weighted average number of Units outstanding ("Ceramic UB" and "Ceramic ULD" outstanding) (in thousands)	57,928	57,184	49,555	49,555
Net income per Unit	Ps. 3.52	Ps. 1.63	Ps. 0.65	$ 0.06

See accompanying notes to consolidated financial statements.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(Thousands of Constant Mexican pesos as of December 31, 2003)
	Common Stock	Premium on common stock	Stock Repurchase Reserve	Retained Earnings	Cumulative comprehensive income (loss) ( Note 8 )	Comprehensive Income	Majority stockholders' equity	Minority stockholders' equity	Total stockholders' equity
Balance at December 31, 2000	Ps. 730,103	Ps. 1,259,883	Ps. 28,001	Ps. 207,911	Ps. (1,455,971)		Ps. 769,927	Ps. 219,110	Ps. 989,037
Minority reduction of capital	-	-	-	-	-	-	-	(16,365)	(16,365)
Minority cash dividend	-	-	-	-	-	-	-	(7,402)	(7,402)
Comprehensive income (loss):	-	-	-	-	-	-	-	-	-
Net income	-	-	-	204,180	-	204,180	204,180	24,940	229,120
Result from holding nonmonetary assets	-	-	-	-	(62,946)	(62,946)	(62,946)	(7,847)	(70,793)
Result from translation of foreign subsidiaries	-	-	-	-	(27,876)	(27,876)	(27,876)	-	(27,876)
Comprehensive income	-	-	-	-	-	Ps. 113,358	-	-	-
Balance at December 31, 2001	Ps. 730,103	Ps. 1,259,883	Ps. 28,001	Ps. 412,091	Ps. (1,546,793)		Ps. 883,285	Ps. 212,436	Ps. 1,095,721
Increase of stock repurchase reserve	-	-	211,869	(211,869)	-	-	-	-	-
Repurchase of common stock	(5,293)	-	(57,444)	-	-	-	(62,737)	-	(62,737)
Minority cash dividend	-	-	-	-	-	-	-	(16,021)	(16,021)
Comprehensive income (loss):	-	-	-	-	-	-	-	-	-
Net income	-	-	-	93,007	-	93,007	93,007	19,659	112,666
Result from holding nonmonetary assets	-	-	-	-	8,977	8,977	8,977	(1,666)	7,311
Result from translation of foreign subsidiaries	-	-	-	-	26,328	26,328	26,328	-	26,328
Comprehensive income	-	-	-	-	-	Ps. 128,312	-	-	-
Balance at December 31, 2002	Ps. 724,810	Ps. 1,259,883	Ps. 182,426	Ps. 293,229	Ps. (1,511,488)		Ps. 948,860	Ps. 214,408	Ps. 1,163,268
Repurchase of common stock	(4,620)	-	(48,673)	-	-	-	(53,293)	-	(53,293)
Minority cash dividend	-	-	-	-	-	-	-	(16,151)	(16,151)
Comprehensive income ( loss):	-	-	-	-	-	-	-	-	-
Net income	-	-	-	32,217	-	32,217	32,217	29,989	62,206
Minimum pension liability	-	-	-	-	(1,024)	(1,024)	(1,024)	-	(1,024)
Result from holding nonmonetary assets	-	-	-	-	52,206	52,206	52,206	15,392	67,598
Result from translation of foreign subsidiaries	-	-	-	-	18,794	18,794	18,794	-	18,794
Comprehensive income	-	-	-	-	-	Ps. 102,193	-	-	-
Balance at December 31, 2003	Ps. 720,190	Ps. 1,259,883	Ps. 133,753	Ps. 325,446	Ps. (1,441,512)		Ps. 997,760	Ps. 243,638	Ps. 1,241,398
Thousands of U.S. dollars	$ 64,102	$ 112,139	$ 11,905	$ 28,967	$ (128,305)		$ 88,808	$ 21,686	$ 110,494

See accompanying notes to consolidated financial statements.

 F-5.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of Constant Mexican Pesos as of December 31, 2003)

	Years ended December 31,
	2001	2002	2003	2003
Thousands of U.S. dollars
Operating activities:
Net income of majority stockholders	Ps. 204,180	Ps. 93,007	Ps. 32,217	$ 2,868
Adjustments to reconcile net income to net resources provided by operating activities:
Depreciation	152,430	160,054	175,645	15,634
Write-off of assets	48,152	-	-	-
Deferred income tax	31,770	(9,024)	25,726	2,290
Minority net income	24,940	19,660	29,989	2,669
	461,472	263,697	263,577	23,461
Variations in operating assets and liabilities:
Accounts receivable	(51,115)	(34,232)	35,284	3,141
Inventories	67,117	(179,803)	(107,285)	(9,549)
Other assets	(8,633)	(16,314)	(21,144)	(1,882)
Accounts payable to suppliers	(50,509)	148,820	(45,637)	(4,062)
Other accounts payable	(73,069)	(12,877)	(20,976)	(1,868)
Resources provided by operating activities	. 345,263	169,291	103,819	9,241

Financing activities:
Repurchase of capital stock	-	(62,737)	(53,293)	(4,743)
Minority stockholders' refund	(16,365)	-	-	-
Minority stockholders' dividends	(7,402)	(6,411)	(25,761)	(2,293)
Proceeds from long-term debt and bank loans	80,217	1,361,428	512,259	45,595
Repayment of long-term debt and bank loans	(111,585)	(1,463,713)	(468,911)	(41,736)
Monetary gain from financing activities	(25,442)	(121,145)	(82,433)	(7,337)
Exchange (gains) losses generated by financing activities	(60,235)	161,059	105,870	9,422
Resources used in financing activities	(140,812)	(131,519)	(12,269)	(1,092)

Investing activities
Increase of property, plant and equipment, net	(116,226)	(181,793)	(133,936)	(11,921)
Resources used in investing activities	(116,226)	(181,793)	(133,936)	(11,921)
Net increase (decrease) in cash and cash equivalents	88,225	(144,021)	(42,386)	(3,772)
Cash and cash equivalents at beginning of year	149,231	237,456	93,435	8,316
Cash and cash equivalents at end of year	Ps. 237,456	Ps. 93,435	Ps. 51,049	$ 4,544

See accompanying notes to consolidated financial statements.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

1. Description of the business and significant accounting policies

Description of the business

Internacional de Ceramica, S.A. de C.V. ("Interceramic") and its subsidiaries Recubrimientos Interceramic, S.A. de C.V. ("Recubrimientos"), and Interceramic, Inc., which is located in Garland, Texas, are all engaged in the manufacture and marketing of ceramic floor and wall tile, the extraction of clay for use in the manufacture of ceramic tile and the marketing of bathroom fixtures. Interceramic's other subsidiaries, which are listed below under "Basis of consolidation," are engaged primarily in the marketing of ceramic tile in the Mexico City and Guadalajara metropolitan areas and in the United States and in the manufacture and marketing of adhesives and grouts in Mexico. Interceramic and its subsidiaries are hereinafter referred to collectively as the "Company."

Significant accounting policies

The consolidated financial statements of the Company have been prepared in Mexican Pesos ("Ps.") in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

The significant accounting policies and practices followed in the preparation of the consolidated financial statements are described below:

a. Basis of consolidation

The consolidated financial statements include the accounts of Interceramic and all of its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The subsidiaries included in the consolidated financial statements are as follows, along with corresponding ownership:
	Ownership interest at December 31,
	2002	2003
Interceramic Holding Company, Inc.	-	100.00
Interceramic, Inc.	100.00	(*)
Recubrimientos Interceramic, S.A. de C.V.	50.01	50.01
Adhesivos y Boquillas Interceramic, S. de R.L. de C.V.	51.00	51.00
Distribución Interceramic, S.A. de C.V.	100.00	100.00
Interacabados del Occidente, S.A. de C.V.	100.00	100.00
Interceramic Trading Co.	100.00	100.00
Materiales en Proceso, S.A. de C.V.	100.00	100.00
Interacabados del Centro, S.A. de C.V.	100.00	100.00
Interceramic de Occidente, S.A. de C.V.	100.00	100.00
Operadora Interceramic de México, S.A. de C.V.	100.00	100.00
Servicios Administrativos Interceramic, S.A. de C.V.	-	100.00

In April 2002, Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados del Noroeste, S.A. de C.V., wholly-owned subsidiaries of Interceramic, were merged into Interceramic.

(*) In October 2003, Interceramic Holding Company, Inc. was created and currently owns all the common stock of Interceramic, Inc.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

1. Description of the business and significant accounting policies (continued)

a. Basis of consolidation (continued)

The caption "Minority interest" refers to the interest of the minority stockholders in the Company's subsidiaries.

In conformity with Mexican Accounting Principles Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations," the Company translated the financial statements of its foreign subsidiaries as follows:

- The financial information reported by the foreign subsidiaries was first adjusted to conform with Mexican GAAP.

- The financial statements were restated at December 31, 2003, based on the Consumer Price Index (the "CPI") of the United States. The monetary effects for the years ended December 31, 2001, 2002 and 2003 were determined based on the annual inflation factor derived from the CPI for the respective year.

- Balance sheets were translated into Pesos at the prevailing exchange rate at the end of the year and income statement accounts were translated at the weighted average exchange rate for the year. Translation adjustments are reflected in a separate component of stockholders' equity entitled "Effect of translation of foreign subsidiaries."

Consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2002 and 2001 are presented in constant currency at December 31, 2003, using a common restatement factor determined based on the weighted average net sales in currencies included in the consolidated financial statements, taking into consideration the inflation rate of the foreign country and the exchange rates for those years. Such factors were 1.0983 and 1.0682 for 2001 and 2002, respectively.

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

c. Concentration of risk

The Company distributes its products through Company-owned and independent franchise locations in Mexico. The Company distributes its products in the United States and Canada mainly through its network of wholly-owned Interceramic Tile and Stone Galleries ("ITS") stores and a network of 79 independent distributors with a combined total of 180 locations. On a regular basis, the Company assesses the credit worthiness of its customers and distributors and typically obtains personal guarantees or liens to secure amounts due from its customers and distributors. No single customer accounted for more than 5% of the Company's consolidated net sales for the years ended December 31, 2001, 2002 or 2003.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

1. Description of the business and significant accounting policies (continued)

d. Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information." Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Pesos as of December 31, 2003.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

- The Company follows the specific-cost method to restate its inventories.

- Imported machinery and equipment was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index (the "NCPI").

- At December 31, 2002 and 2003, Common stock , Premium on common stock, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determinated based on the weighted average net sales in each currency.

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

All highly liquid investments with maturities of three months or less at the time of purchase are considered cash equivalents and are carried at cost that approximates their fair market value.

f. Inventories and cost of sales

Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value.

Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant Pesos at the end of the year.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

1. Description of the business and significant accounting policies (continued)

g. Investment in shares of affiliated companies

Investments in companies in which the Company has an ownership interest of between 10% and 50% and over which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

h. Property, plant and equipment

Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the Mexican National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to value the Company's property, plant and equipment.

At December 31, 2002 and 2003, this component was restated as follows:

- The appraised value of imported machinery and equipment as of December 31, 1996, as well as the cost of subsequent additions to such machinery, were restated based on the rate of inflation in the respective country of origin and then translated using the prevailing exchange rate at the balance sheet date (specific inflation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

- At December 31, 2002 and 2003, approximately 93% and 93% of machinery and equipment were restated based on specific factors and 7% and 7% were restated based on the NCPI.

- Depreciation is computed on the restated values, using the straight-line method based on the estimated useful lives of the assets as determined periodically by management based on technical studies.

i. Exchange differences

Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

j. Labor obligations

Under Mexican labor law, employees are entitled to a special compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations performed by an independent actuary, using the projected unit credit method and financial assumptions, net of the effects of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

1. Description of the business and significant accounting policies (continued)

k. Income taxes and employee profit sharing

Deferred income taxes are recognized for all temporary differences between balance sheet components for financial and tax reporting purposes, using enacted income tax rates.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, adjusts the related valuation reserve.

Employee profit sharing is a statutory obligation payable to employees that is determined in accordance with the provisions of both Mexican labor and income tax laws.

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

Asset tax, which is a minimum income tax, is payable based on the average value of most assets net of certain liabilities. Because income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

l. Long-lived assets

The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Due to ongoing profitable operations, no impairments of long-lived assets were recognized during 2001, 2002 or 2003.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

1. Description of the business and significant accounting policies (continued)

Effective January 1, 2004, the Company will be required to adopt Bulletin C-15 - "Impairment of Long-lived Assets" which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the Bulletin, an impairment loss of long-lived assets will be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company does not expect that the adoption of this new Bulletin will have a material effect on the financial position or results of operations of the Company.

m. Revenue recognition

The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

n. Net income per Unit

Net income per Unit is determined on the basis of the weighted average number of Units issued and outstanding. Units are comprised of two shares that are traded together as one Unit. A "UB" Unit is comprised of two Series "B" Shares and a "ULD" Unit is comprised of one Series "L" Share and one Series "D" Share.

o. Comprehensive income (loss)

Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to stockholders' equity.

p. Convenience translation

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States Dollars ("US $" or "Dollars") at the exchange rate of Ps. 11.235 per US $1.00, the rate of exchange at December 31, 2003. The translation should not be construed as a representation that the Peso amounts have been or could be converted into Dollars at this or any other rate.

q. Reclassifications

Certain amounts in the 2001 and 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

2. Related parties

In the normal course of business, the Company has transactions with related parties and affiliated companies. Affiliated companies are those in which the Company's principal stockholders have significant equity interests or control of management. The main transactions with these companies consist of ceramic tile purchases for resale in Mexico and in the United States. Such transactions are negotiated on terms and prices that management believes are comparable to similar transactions with non-related customers.

During the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions with related parties:
	2001	2002	2003
Sales of ceramic tile:
Affiliated companies
Grupo Comercial Interceramic, S.A. de C.V.	Ps. 163,828	Ps. 185,263	Ps. 174,029
Materiales Arquitectónicos y Decorativos, S.A. de C.V.	85,355	77,706	83,243

Joint venture
Dal-Tile International, Inc.	76,556	103,533	84,818
	Ps. 325,739	Ps. 366,502	Ps. 342,090
Inventory purchases:
Stockholders
Kohler, Co.	Ps. 90,830	Ps. 87,711	Ps. 96,912

Joint venture
Custom Building Products, Inc.	11,178	7,192	16,594
	Ps. 102,008	Ps. 94,903	Ps. 113,506

Fees paid for administrative services and other items:
Affiliated companies:
Corporación Administrativa y Técnica, S.A. de C.V.	Ps. 26,122	Ps. 23,875	Ps. 22,804
Corporación Aérea Cencor, S.A. de C.V.	7,875	10,076	9,743
	Ps. 33,997	Ps. 33,951	Ps. 32,547

Sales to joint venture partners consist of ceramic tile sold in the United States.

Purchases from stockholders and joint ventures consist of bathroom fixtures and adhesives, grouts and related products for resale in Mexico.

Fees paid for administrative services relate to management consulting, use of computer systems, maintenance of equipment and air-taxi services provided by related companies.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

2. Related parties (continued)

An analysis of amounts due to and from related parties at December 31, 2002 and 2003 is as follows:
	2002	2003
Trade receivables:
Grupo Comercial Interceramic, S.A. de C.V.	Ps. 30,658	Ps. 20,954
Materiales Arquitectónicos y Decorativos, S.A. de C.V.	10,187	9,042
Dal-Tile International, Inc.	21,901	17,519
Others	485	191
	Ps. 63,231	Ps. 47,706
Accounts payable:
Custom Building Products, Inc	Ps. 10,589	Ps. 404
Kohler, Co.	8,786	7,075
Others	209	735
	Ps. 19,584	Ps. 8,214

3. Inventories

Inventories at December 31, 2002 and 2003 consisted of the following:
	2002	2003
Finished goods	Ps. 659,337	Ps. 788,454
Work in process	28,483	33,085
Raw materials and supplies	78,896	89,489
Merchandise in transit	61,169	30,961
	Ps. 827,885	Ps. 941,989

The reserve for obsolete and slow-moving inventories is Ps. 69,583 and Ps. 65,389 at December 31, 2002 and 2003, respectively, and has been deducted from finished goods and raw materials and supplies.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

4. Property, plant and equipment

Details of property, plant and equipment at December 31, 2002 and 2003 were as follows:
	2002		2003
	Investment	Accumulated depreciation	Investment	Accumulated depreciation
Buildings	Ps. 775,337	Ps. 249,415	Ps. 783,183	Ps. 274,536
Machinery and equipment	1,989,150	998,397	2,256,079	1,094,633
Furniture and fixtures	217,141	143,807	232,420	165,385
Automotive equipment	59,173	46,660	79,155	60,627
	3,040,801	Ps. 1,438,279	3,350,837	Ps. 1,595,181
Land	144,354		141,053
Projects in progress	101,099		69,464
Total investment	Ps. 3,286,254		Ps. 3,561,354

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was Ps. 152,430,
Ps. 160,054 and Ps. 175,645, respectively.

Estimated useful lives at December 31, 2003 were as follows:
Buildings	25 years
Machinery and equipment	10 years
Furniture and fixtures	4 years
Automotive equipment	2 years

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

5. Bank loans and notes payable

Notes payable to banks and outstanding long-term debt at December 31, 2002 and 2003 were as follows:
	2002 M a t u r i t i e s
Type of loan	Total	Current portion	Long - term	Interest rates
Unsecured	Ps. 23,637	Ps. 22,834	Ps. 803	5.13% - 7.64%
Secured	67,688	1,098	66,590	4.71%
Syndicated loan	1,117,386	174,029	943,357	3.87%
Total bank loans	1,208,711	197,961	1,010,750
Notes due to supplier	5,204	3,287	1,917	5.00%
	Ps. 1,213,915	Ps. 201,248	Ps. 1,012,667
	2003 M a t u r i t i e s
Type of loan	Total	Current portion	Long - term	Interest rates
Secured	Ps. 215,542	Ps. 1,486	Ps. 214,056	2.94% - 7.52%
Syndicated loan	960,761	202,398	758,363	3.43%
Total bank loans	1,176,303	203,884	972,419
Notes due to supplier	1,941	1,941	-	5.00%
	Ps. 1,178,244	Ps. 205,825	Ps. 972,419

At December 31, 2002 and 2003, all bank loans were denominated in Dollars. All secured and syndicated bank loans are collateralized by property, plant and equipment, accounts receivable and inventory amounting to Ps. 1,908,806 and Ps. 1,993,901 at December 31, 2002 and 2003, respectively.

During 2003, the Company entered into a US $25,000 (Ps. 280,875) secured revolving line of credit with Wells Fargo available through May 2006. At December 31, 2003, the Company had US $19,014 (Ps. 213,632) outstanding under this agreement.

In August 2001, the Company obtained long term supplier financing from Oracle to purchase software in the amount of US $888 (Ps. 8,722). The agreement requires monthly payments of principal and interest through July 2004.

In June 2002, the Company entered into a syndicated loan agreement with several financial institutions and Scotiabank Inverlat, S.A., as administrative agent, for US $100,000 which was used to repay the US $90,000 Eurobond and the balance used for working capital purposes. The loan is divided into two tranches: "Term A Loans" for US $40,000 with a three-year maturity and interest at LIBOR plus from 1.70% to 2.20%, respectively, based upon certain ratios, and "Term B Loans" for US $60,000 with a five-year maturity and interest at LIBOR plus from 2.30% to 2.80%, based upon certain ratios. This loan is collateralized by land, buildings and equipment, accounts receivable, inventory and shares owned by the Company in a joint venture. The Company's subsidiaries Distribucion Interceramic, S.A. de C.V., Interacabados del Occidente, S.A.de C.V., and Interceramic, Inc., also provided certain guarantees.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

5. Bank loans and notes payable (continued)

In March 2002, the Company entered into a US $6,000 revolving line of credit agreement with Banamex. The term of the agreement is through March 2005. At December 31, 2003 no amount was outstanding under this facility.

At December 31, 2003, future maturities of long-term debt were as follows:
Maturities
2005	Ps. 224,882
2006	466,568
2007	280,969
Ps. 972,419

The syndicated loan and outstanding bank loan agreements establish certain financial ratios to be observed and impose obligations and restrictive covenants with respect to certain transactions including the payment of cash dividends, mergers and combinations, the disposal of fixed assets, information reporting requirements and others. Prior to September 30, 2003, the Company reached an agreement with the syndicated loan lenders on a series of amendments to the credit agreement which were completed as of October 31, 2003. These amendments consist basically of new covenant ratios and increased rates of interest payable on the loan, depending on the Company's ability to meet certain ratios.

At December 31, 2003, the Company was in compliance with all of its obligations and restrictions established by these agreements.

6. Foreign currency position

The Company had the following Dollar denominated assets and liabilities at December 31, 2001 and 2003:
	2002	2003
Current assets	US $ 52,980	US $ 50,464
Current liabilities	48,755	48,734
Long-term liabilities	91,245	86,553
Total liabilities	US $ 140,000	US $ 135,287
Net (short) long position	US $ (87,020)	US $ (84,823)

Dollar denominated assets and liabilities were translated to Pesos using the interbank rates at December 31, 2002 and 2003 of Ps. 10.390 and Ps. 11.235 per Dollar, respectively. The exchange rate at February 9, 2004 was Ps. 11.120 per Dollar.

Foreign currency denominated sales during the years ended December 31, 2001, 2002 and 2003 were Ps. 1,294,053 (US $117,420), Ps. 1,425,425 (US $130,871) and Ps. 1,504,400 (US $134,647), respectively (calculated using the interbank rate at the end of each month), and represented 40.8%, 43.6% and 43.9% of total net sales, respectively.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

6. Foreign currency position (continued)

Most of the Company's machinery and equipment is imported, primarily from Italy and Spain.

During the years ended December 31, 2001, 2002 and 2003, the Company imported inventory and machinery and equipment into Mexico totaling US $21,153, US $29,690 and US $47,788, respectively.

7. Labor obligations

The Company recognizes its liability for seniority premiums as services are rendered based on actuarial computations, using the projected unit-credit method. The following is a summary of consolidated financial data based on actuarial studies as of December 31, 2002 and 2003:

	2002	2003
Accumulated benefit obligation	Ps. 4,698	Ps. 5,216
Projected benefit obligation	5,291	5,216
Unrecognized transition obligations	(1,674)	(1,554)
Unrecognized net gain ( loss )	(165)	(509)
Net projected liability	3,452	3,153
Additional liability	1,246	2,474
Accrued liability	Ps. 4,698	Ps. 5,627
Intangible asset	Ps. 1,246	Ps. 1,450
Minimum pension liability	Ps. -	Ps. 1,024

The components of the net periodic pension cost during the years ended December 31, 2001, 2002 and 2003 were follows:
	2001	2002	2003
Change in benefit obligation:
Benefit obligation at January 1	Ps. 3,413	Ps. 3,526	Ps. 3,452
Pension cost:
Service cost	752	693	698
Interest cost	254	251	280
Amortization of transition liability	94	76	93
Amortization of actuarial losses	(14)	(10)	(9)
Curtailment losses	-	317	-
Inflation effects	360	(45)	(127)
Net Periodic Pension Cost	1,446	[,282	935
Benefits paid by Company	(2,266)	(1,356)	(1,264)
Adjustment for Actual Amount Expensed	933	-	30
Benefit obligation at December 31,	Ps. 3,526	Ps. 3,452	Ps. 3,153

The transition liability is being amortized over a period of 21 years.

During the year ended December 31, 2002, the Company adjusted its labor obligations liabilities due to employee terminations that occurred as a result of restructuring plans in prior years.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

7. Labor obligations (continued)

The significant assumptions considered in determining the net periodic pension cost during the years ended December 2001, 2002 and 2003 were:
	2001	2002	2003
Discount rate	5.50%	5.50%	5.50%
Rate of pay increases	2.50%	2.50%	1.50%
Effect of inflation	5.00%	5.00%	4.00%

The Company's subsidiary located in the United States has a defined contribution savings plan covering substantially all its employees. Total contributions for the years ended December 31, 2001, 2002 and 2003 were approximately Ps. 2,683 (US $292), Ps. 2,899 (US $279) and Ps. 2,797 (US $249), respectively.

8. Stockholders' equity

Interceramic's capital stock is variable with a fixed minimum of Ps. 216,831 (Ps. 7,000 nominal).

The capital stock consists of three different series of shares. Series "B" Shares are common, registered shares with no par value and full voting rights. They may be freely subscribed and for a period of ten years, ending on December 7, 2004, they are to be represented by Common Units, each consisting of two Series "B" Shares (traded as "Ceramic UB").

Series "L" Shares have limited voting rights, are registered shares with no par value and may be freely subscribed. Until December 7, 2004 they are represented by and may only be traded as Limited Voting Units, each consisting of one Series "L" Share and one Series "D" Share (traded as "Ceramic ULD").

Series "D" Shares are preferred, registered shares with limited voting rights, without par value and until December 31, 2004 they are represented by and may only be traded with the Series "L" Shares as Limited Voting Units. The Series "D" Shares are entitled to a minimum annual preferred dividend of Ps. 0.025 per share. In any given period in which no minimum preferred dividend is declared or is paid only partially, such dividend or unpaid amount shall accumulate for future periods. The accumulated minimum preferred dividends at December 31, 2002 and 2003 is Ps. 5,863 and Ps. 6,354.

On December 7, 2004, the Series "L" Shares will convert into Series "B" Shares, and thereafter the Series "L" Shares will cease to exist as a class of Interceramic's capital stock. At such time, all voting and other rights previously applicable to holders of Series "L" Shares will no longer exist, other than to the extent rights may be available under the Bylaws to holders of Series "B" Shares. After December 7, 2004 the Series "D" Shares will retain their minimum preferred dividend and limited voting rights.

In addition, after December 7, 2004, the pairing of Interceramic's shares into Units will cease, and each series of stock will trade separately.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

Stockholders' equity (continued)

An analysis of the authorized and outstanding capital stock as of December 31, 2002 and 2003 is as follows:
		2002 Number of		2003 Number of
Series	Units	Shares	Units	Shares	Units
"B"	"Ceramic UB"	63,179,030	31,589,515	57,906,632	28,953,316
"L"	"Ceramic ULD"	21,431,860	21,431,860	19,646,720	19,646,720
"D"		21,431,860	-	19,646,720	-
Number of outstanding shares		106,042,750	53,021,375	97,200,072	48,600,036
Number of authorized shares		124,571,150	62,285,575	124,571,150	62,285,575

In 1996, the Company established a Stock Option Plan (the "Plan"), pursuant to which certain employees and executives of the Company may be granted options from time to time during its term to purchase an amount of Limited Voting Units per eligible employee as set by a committee of the Board of Directors (the "Board"). An aggregate of 1,297,000 Limited Voting Units have been made available for purchase by employees under the Plan. Due to certain peculiarities of Mexican law, all of the shares allocable under the Plan were issued to and purchased by a Trust established expressly for that purpose. The purchases by the Trust were funded by contributions made by the Company, and, upon the exercise of a stock option by an employee, the employee in effect purchased the applicable shares directly from the Trust. In addition to termination by expiration, the Plan options may terminate for other reasons, including death, disability or termination of employment with the Company. At December 31, 2002 and 2003, the Trust held 1,211,000 and 1,203,000 Limited Voting Units, respectively. Amounts contributed to the Trust by the Company are included in the component entitled "other accounts receivable." At December 31, 2002 and 2003, the amount due from the Trust amounted to Ps. 16,261 and Ps. 13,933, respectively, and is net of proceeds received from employees who exercised their options during 2002 and 2003.

During 2000, the Company decided to cease granting options under the Plan, and terminated it for all purposes other than to govern options previously granted. However, in 2002 and 2003 the Board decided to reassign certain expired options under the Plan, and in July 2001 options to acquire an additional 570,000 Limited Voting Units (the "July 2001 Options") were granted to certain officers of the Company at an exercise price of Ps. 17.00 per Unit. In November 2001, additional options to acquire 77,000 Limited Voting Units (the "November 2001 Options") were granted to certain officers of the Company at an exercise price of Ps. 17.00 per Unit. In August 2002, additional options to acquire 177,000 Limited Voting Units (the "August 2002 Options") were granted to certain officers of the Company at an exercise price of Ps. 12.15 per Unit. In September 2003, additional options to acquire 166,000 Limited Voting Units (the "September 2003 Options") were granted to certain officers of the Company at an exercise price of Ps. 11.50 per Unit. Additionally, the Board decided to reduce the exercise price of the July 2001 and November 2001 Options to Ps. 12.15 per Unit. The September 2003, August 2002, July 2001 and November 2001 Options represented reassignment of options to acquire Limited Voting Units that had either previously expired or lapsed.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

8. Stockholders' equity (continued)

A summary of the changes in the outstanding options granted under the Plan during the years ended December 31, 2001, 2002 and 2003 is presented below:
	2001	2002	2003
	Number of Units
Options outstanding at beginning of year:	1,297,000	1,244,000	1,211,000

Exercised	(53,000)	(33,000)	(8,000)
Expired	(647,000)	(177,000)	(171,000)
Granted	647,000	177,000	166,000
Options outstanding at end of year	1,244,000	1,211,000	1,198,000
Options available for future grants	-	-	5,000
Weighted average price of outstanding options at December 31,	Ps. 14.43	Ps. 11.68	Ps. 11.58

Options exercisable at December 31,	597,000	387,000	208,000
Weighted average exercise price of exercisable options	Ps. 11.62	Ps. 10.69	Ps. 9.40

During the years ended December 31, 2001, 2002 and 2003, options to purchase 53,000, 33,000 and 8,000 Limited Voting Units were exercised, at an average price of Ps. 11.48, Ps. 13.96 and Ps. 12.30 per Unit, respectively.

The weighted exercise price of options that expired in 2001, 2002 and 2003, were Ps. 11.87, Ps.13.33 and
Ps. 12.27, respectively.

During 2002, the Company increased the reserve for repurchase of shares by Ps. 211,869 and repurchased the following numbers of shares during the years ended December 31, 2002 and 2003:
		2002 Number of		2003 Number of
Series	Units	Shares	Units	Shares	Units
"B"	"Ceramic UB"	2,561,400	1,280,700	5,272,398	2,636,199
"L"	"Ceramic ULD"	3,626,000	3,626,000	1,785,140	1,785,140
"D"		3,626,000	-	1,785,140	-
		9,813,400	4,906,700	8,842,678	4,421,339

In conformity with the Mexican Corporations Act, at least 5% of net income of each year must be allocated to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock issued and outstanding. As of December 31, 2003, the Company had a legal reserve of Ps. 34,520 included in retained earnings. At December 31, 2002, the Company had not allocated any of its retained earnings to the legal reserve.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

8. Stockholders' equity (continued)

An analysis of cumulative comprehensive income (loss) at December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003	2003
				Thousands of U.S. dollars
Cumulative effect of deferred income taxes	Ps. (319,986)	Ps. ( ; 319,986)	Ps. (319,986)	$ (28,481)
Minimum pension liability	-	-	(1,024)	(91)
Deficit from restatement of stockholders' equity	(1,278,021)	(1,269,044)	(1,216,838)	(108,308)
Effect of translation of foreign subsidiaries	51,214	77,542	96,336	8,575
Cumulative comprehensive income (loss)	Ps. (1,546,793)	Ps. (1,511,488)	Ps. (1,441,512)	$ (128,305)

9. Income taxes, asset tax and employee profit sharing

Interceramic and its subsidiaries in Mexico are each subject to the payment of income and asset tax. The Company's United States subsidiaries are subject to state and federal income taxes. These taxes are computed by Interceramic and each subsidiary separately and each files its own tax return.

An analysis of income and asset tax expense for the years ended December 31, 2001, 2002 and 2003 is as follows:
	2001	2002	2003
Current income tax and asset tax	Ps. 18,244	Ps. 20,852	Ps. 21,105
Deferred income tax expense (benefit)	31,770	(9,024)	25,726
	Ps. 50,014	Ps. 11,828	Ps. 46,831

An analysis of the deferred tax liabilities (assets) at December 31, 2002 and 2003 is as follows:
	2002	2003
Deferred tax liabilities
Inventories	Ps. 125,636	Ps. 175,429
Fixed assets	312,605	351,246
Foreign subsidiaries deferred tax liabilities and effect of translation	52,607	41,643
	490,848	568,318
Deferred tax assets
Allowance for doubtful accounts	2,047	856
Provisions	14,084	10,094
Tax loss carryforwards	195,376	183,540
Asset tax paid in prior years	46,514	50,124
	(258,021)	(244,614)
Less: valuation allowance	113,347	118,919
Net deferred income tax liabilities	Ps. 346,174	Ps. 442,623

A valuation allowance has been recorded due to the uncertainly of realizing a portion of the Company's tax loss and assets carryforwards, primarily from its operations in the United States.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

9. Income taxes, asset tax and employee profit sharing (continued)

The portion of deferred income taxes attributable to the excess of indexed costs over replacement cost and the effect of translation of foreign subsidiaries have an effect on deferred income taxes charged to income for the years ended December 31, 2001, 2002 and 2003 as analyzed below:
	2001	2002	2003
Change in deferred income tax liabilities	Ps. (37,555)	Ps. 10,816	Ps. 96,449
Less:
Effect of inflation, net monetary effect (1)	6,852	20,223	18,006
Change in deferred income taxes recorded in deficit from restatement of stockholders' equity	42,893	(26,336)	(56,084)
Change in deferred income taxes recorded in effect of translation of foreign subsidiaries	9,756	(10,510)	(21,952)
Change in deferred income taxes recorded in minority stockholders' equity	9,824	(3,217)	(10,693)
Deferred income tax expense (benefit) included in statements of income	Ps. 31,770	Ps (9,024)	Ps. 25,726

(1) Because current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from result from the monetary position result to deferred income tax expense of the year.

The Company incurred tax losses in prior years, which, in conformity with the current Mexican income tax law, may be carried forward, restated for inflation following the procedures defined in the law, and applied against taxable earnings generated in the next ten years.

The Company also has recoverable asset tax paid in prior years in excess of income tax. In conformity with current tax legislation, asset tax actually paid in a given year may be recovered, restated for inflation following the procedure defined in the law, by means of a refund mechanism in any of the succeeding ten years in which income tax exceeds asset tax. During the years ended December 31, 2001, 2002 and 2003, Interceramic was not required to pay any asset tax because it exercised the option of taking immediate deduction of its investments in fixed assets. Certain subsidiaries paid asset tax of Ps. 5,955, Ps. 5,244 and Ps. 4,847 in 2001, 2002 and 2003, respectively.

INTERNACIONAL DE CERAMICA, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

9. Income taxes, asset tax and employee profit sharing (continued)

An analysis of the available tax loss carryforwards and recoverable asset tax for the Company's Mexican subsidiaries at December 31, 2003, restated for inflation, is as follows:

Year of tax loss or payment of asset tax	Year of expiration	Tax loss carryforwards	Recoverable asset tax
1995	2005	Ps. 9,362	Ps. -
1996	2006	-	5,476
1997	2007	-	13,959
1998	2008	35,720	3,751
1999	2009	33,059	5,507
2000	2010	223	5,385
2001	2011	201	5,955
2002	2012	16,291	5,244
2003	2013	95,559	4,847
		Ps. 190,415	Ps. 50,124

Interceramic, Inc., the Company's United States subsidiary, has net operating loss carryforwards for federal income tax purposes, which if not utilized to offset future taxable income, will expire at various dates as summarized below:

Year of tax loss	Year of expiration	Tax loss carryforwards
1996	2011	Ps. 73,073
1997	2017	140,281
1998	2018	25,259
1999	2019	17,457
2000	2020	67,925
2001	2021	31,013
		Ps. 355,008

A reconciliation of the difference between income taxes computed at the statutory income tax rate and the Company's effective income tax rate for the years ended December 31, 2001, 2002 and 2003 is as follows:
	2001	2002	2003
Income tax expense at the statutory rate on income before income tax and employee profit sharing	Ps. 98,995	Ps. 44,904	Ps. 37,073
Inflationary effects	(18,824)	(177)	(569)
Non-deductible expenses	1,128	13,400	3,639
Other	(2,884)	40	1,634
Change in valuation allowance	(28,401)	(31,519)	5,615
Effect of change in income tax rates	-	(14,820)	(561)
Net income tax expense	Ps. 50,014	Ps. 11,828	Ps. 46,831

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

9. Income taxes, asset tax and employee profit sharing (continued)

In 2001, the income tax law was changed to reduce the statutory income tax rate for 35% in 2002 to 32% in 2005 through an annual one percentage point reduction in the statutory rate beginning in 2003.

At December 31, 2001, 2002 and 2003, the Company had the following equity account balances for income tax purposes:

	Balance of Restated Contribute	Balance of Net Tax	Reinvested Net Fiscal
	Capital Account ("CUCA")	Profit Account ("CUFIN")	Account ("CUFINRE")
2001	Ps. 2,128,285	Ps. 58,069	Ps. 34,125
2002	Ps. 1,954,491	Ps. 96,335	Ps. 19,861
2003	Ps. 1,767,223	Ps. 115,073	Ps. 1,743

Beginning in 1999 and through 2001, the income tax law allowed the option of deferring payments of part of income taxes due during those years. Deferral of said tax and related income is controlled through the Reinvested Net Fiscal Account ("CUFINRE"). Earnings distributed in excess of fiscal balances from CUFINRE and CUFIN, will be subject to enacted corporative income tax rate. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

10. Industry segment information

Financial information by geographical area as of and for the years ended December 31, 2001, 2002 and 2003 is as follows:
2001
	Mexico	United States	Eliminations and other adjustments	Consolidated
Net sales:
General customers	Ps. 1,957,931	Ps. 1,216,223	Ps. -	Ps. 3,174,154
Inter-area transfers	788,958	2,009	(790,967)	-
	Ps. 2,746,889	Ps. 1,218,232	Ps. (790,967)	Ps. 3,174,154
Interest expense, net of monetary effect	Ps. (86,775)	Ps. (10,455)	Ps. 11,272	Ps. (85,958)
Net income	Ps. 198,756	Ps. 7,208	Ps. (1,784)	Ps. 204,180

Depreciation	Ps. 110,298	Ps. 42,132	Ps. -	Ps. 152,430
Write off of assets	Ps. 48,152	Ps. -	Ps. -	Ps. 48,152
Capital expenditures	Ps. 102,478	Ps. 13,748	Ps. -	Ps. 116,226
Total assets	Ps. 3,632,736	Ps. 753,229	Ps. (1,257,469)	Ps. 3,128,496
Long-lived assets:
Property, plant and equipment	Ps. 1,448,679	Ps. 299,275	Ps. -	Ps. 1,747,954
Other assets	738,361	5,015	(686,954)	56,422
	Ps. 2,187,040	Ps. 304,290	Ps. (686,954)	Ps. 1,804,376

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

10. Industry segment information (continued)
2002
	Mexico	United States	Eliminations and other adjustments	Consolidated
Net sales:
General customers	Ps. 1,946,460	Ps. 1,320,925	Ps. -	Ps. 3,267,385
Inter-area transfers	879,319	9,521	(888,840)	-
	Ps. 2,825,779	Ps. 1,330,446	Ps. (888,840)	Ps. 3,267,385
Interest expense, net of monetary effect	Ps. (65,588)	Ps. 5,106	Ps. -	Ps. (60,482)
Net income	Ps. 21,530	Ps. 89,449	Ps. (17,972)	Ps. 93,007

Depreciation	Ps. 112,299	Ps. 47,755	Ps. -	Ps. 160,054
Capital expenditures	Ps. 152,487	Ps. 29,306	Ps. -	Ps. 181,793
Total assets	Ps. 3,976,021	Ps. 860,659	Ps. (1,565,237)	Ps. 3,271,443
Long-lived assets:
Property, plant and equipment	Ps. 1,543,929	Ps. 304,046	Ps. -	Ps. 1,847,975
Other assets	689,750	4,931	(620,871)	73,810
	Ps. 2,233,679	Ps. 308,977	Ps. (620,871)	Ps. 1,921,785

2003
	Mexico	United States	Eliminations and other adjustments	Consolidated
Net sales:
General customers	Ps. 2,006,162	Ps. 1,418,764	Ps. -	Ps. 3,424,926
Inter-area transfers	812,989	45,270	(858,259)	-
	Ps. 2,819,151	Ps. 1,464,034	Ps. #9; (858,259)	Ps. 3,424,926
Interest expense, net of monetary effect	Ps. ; (25,829)	Ps. ; (2,854)	Ps. -	Ps. (28,683)
Net income	Ps. 22,834	Ps. 7,282	Ps. 2,101	Ps. 32,217
Depreciation	Ps. 127,857	Ps. 47,788	Ps. -	Ps. 175,645
Capital expenditures	Ps. 116,784	Ps. 17,152	Ps. -	Ps. 133,936
Total assets	Ps. 4,060,780	Ps. 848,030	Ps. ; (1,460,142)	Ps. 3,448,668
Long-lived assets:
Property, plant and equipment	Ps. 1,676,361	Ps. 289,812	Ps. -	Ps. 1,966,173
Other assets	734,226	11,102	(650,204)	95,124
	Ps. 2,410,587	Ps. 300,914	Ps. 9; (650,204)	Ps. 2,061,297

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

10. Industry segment information (continued)

Geographical sales by customer location are as follows:
	Mexico	Unites States
	Total Domestic sales	Wholly owned distributors	Independent distributors	Others (*)	Total U.S. sales	Total sales
Net sales 2001	Ps. 1,880,102	Ps 781,647	Ps. 434,576	Ps. 77,829	Ps. 1,294,052	Ps. 3,174,154

Net sales 2002	Ps. 1,841,960	Ps. 921,360	Ps. 399,565	Ps. 104,500	Ps. 1,425,425	Ps. 3,267,385

Net sales 2003	Ps. 1,920,526	Ps. 1,032,256	Ps. 386,508	Ps. 85,636	Ps. 1,504,400	Ps. 3,424,926

(*) A small part of these sales did not occur in the United States.

11. Commitments and contingencies

The Company has entered into rental agreements for office space, manufacturing facilities and equipment used in its operations under non-cancelable operating leases. A summary of future minimum lease payments under these agreements at December 31, 2003 is as follows:
2004	Ps. 91,516
2005	81,652
2006	80,708
2007	74,731
2008	64,177
Thereafter	331,177
Total future minimum rental payments	Ps. 723,961

Rental expense incurred under operating leases for the years ended December 31, 2001, 2002 and 2003 was Ps. 57,374, Ps. 54,973 and Ps. 93,634, respectively.

Under certain lease agreements the respective monthly lease payments will increase annually in accordance with the NCPI.

The Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of management and the Company's independent lawyers, all such matters are without merit or are of such nature, or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position or results of operations of the Company.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

12. Subsequent events

On January 14, 2004, at a general stockholders meeting, Interceramic authorized a capital increase of 32,800,000 Units and it was thereafter determined by the Board to offer 32,732,026 of these Units for sale to its shareholders pursuant to statutory preemptive rights granted under Mexican law. Accordingly, Interceramic offered holders of record of Common Units the right to acquire 0. 0.6734980 new Common Units and holders of record of Limited Voting Units the right to acquire 0.6734980 new Limited Voting Units at the subscription price of US $1.3636 per Unit. The subscription period for this rights offering expires on March 30th 2004. Unsubscribed shares at the end of the offering period were offered to certain current shareholders in an extended offering.

At the same meeting, Interceramic approved a plan to acquire directly or indirectly, the companies Grupo Comercial Interceramic, S.A. de .C.V and Materiales Arquitectonicos Decorativos, S.A. de C.V. These companies are currently owned by the controlling stockholders of the Company.  The aggregate purchase price for these companies is US $15,800.  The purchase was completed on March 31, 2004.

At the completion of the rights offering and the extended offering, all of the offered shares were fully subscribed, resulting in net proceeds of US $44.7 million. Of this amount, US $15.8 million were used for the purchase of the two franchises mentioned above, US $25.0 million was reserved for the construction and equipment of a new manufacturing facility in Chihuahua, Mexico, and the remaining US $3.8 million reserved for other general corporate purposes.

13. Differences between Mexican and United States generally accepted accounting principles

The Company's consolidated financial statements are prepared in conformity with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP").

The Mexican GAAP consolidated financial statements reflect certain effects of inflation provided under Bulletin B-10, as amended, whereas financial statements prepared under US GAAP are presented on a historical-cost basis. The following reconciliation to US GAAP does not include the reversal of the adjustments required under Bulletin B-10, as its application represents a comprehensive measure of the effects of price-level changes as a result of inflation in the Mexican economy and is considered a more meaningful presentation than historical-cost based financial reporting for both Mexican and United States accounting purposes.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

The other principal differences between Mexican GAAP and US GAAP applicable to the Company's consolidated financial statements are discussed below and include a presentation of the effect on the Company's consolidated stockholders' equity and consolidated net income provided below.

Consolidated stockholders' equity and consolidated net income, adjusted for the effect of certain material differences between Mexican GAAP and US GAAP, are as follows:
	December 31,
Sub note	2001	2002	2003
Majority Stockholders' equity under Mexican GAAP	Ps. 883,287	Ps. 948,860	Ps. 997,760

US GAAP adjustments:
Translation of foreign subsidiaries	a)	(55,792)	(25,234)	-
Capitalization of interest, net of accumulated depreciation	b)	13,878	12,947	8,510
Valuation of fixed assets based on the NCPI	c)	298,492	280,859	122,609
Depreciation of fixed assets based on NCPI	c)	(80,597)	(97,927)	(101,549)
Deferred income taxes (1)	d)	(109,330)	(66,686)	(9,759)
Deferred employee profit sharing (1)	e)	(140,536)	(169,877)	-
Variable capital shares	f)	(493,345)	(488,192)	(483,637)
Employee stock purchase trust	g)	(15,861)	(14,527)	(14,007)
Minority interest of reconciling items	h)	51,453	44,749	32,613
Tax benefit of stock issuance cost	i)	9,519	9,519	9,519
Stockholders' equity under US GAAP		Ps. 361,168	Ps. 434,491	Ps. 562,059
		Year ended December 31,
	Sub note	2001	2002	2003
Net income under Mexican GAAP		Ps. 204,180	Ps. 93,007	Ps. 32,217
US GAAP adjustments:
Translation of foreign subsidiaries	a)	(12,895)	(2,473)	-
Capitalized interest, net of depreciation	b)	(2,868)	(931)	(4,437)
Depreciation of fixed assets based on NCPI	c)	(26,052)	(17,330)	(3,622)
Deferred income taxes (1)	d)	36,502	27,619	27,689
Deferred employee profit sharing (1)	e)	23,226	(29,341)	169,877
Minority interest in reconciling items	h)	(15,127)	(6,703)	(12,136)
Net income under US GAAP		Ps. 206,996	Ps. 63,848	Ps. 209,588

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

(1) Deferred income taxes and employee profit sharing are reflected net of the effect on net monetary position.

Consolidated statements of changes in stockholders' equity

Consolidated statements of changes in stockholders' equity, adjusted for the effect of certain material differences between Mexican GAAP and US GAAP, are as follows:
	2001	2002	2003
Stockholder's equity beginning of year under US GAAP	Ps. 260,780	Ps. 361,169	Ps. 434,491
Employee stock purchase trust	1,365	1,334	520
Repurchase of Common stock, net of variable capital	-	(55,935)	(48,739)
Comprehensive income:
Net income	206,966	63,848	209,588
Result of holding non-monetary assets	(84,610)	21,174	(106,044)
Minimum pension liability	-	-	(1,024)
Deferred income taxes resulting from the effect of holding non-monetary assets	43,188	(15,025)	29,238
Effect of translation of foreign subsidiaries	(66,521)	57,926	44,029
Stockholder's equity at end of year under US GAAP	Ps. 361,168	Ps. 434,491	Ps. 562,059

a) Translation of foreign subsidiaries

As explained in Note 1a, in conformity with Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations," the Company restated the financial statements at December 31, 2001 and 2002, using a common restatement factor determined based on the weighted average selling rate for each currency, taking into consideration the inflation rate of the foreign (non-Mexican) country and the exchange rates for those years. For US GAAP purposes, those financial statements would have been restated based on the NCPI. Factors derived from the NCPI, published by the Banco de Mexico, were 1.0570 and 1.0398 for 2001 and 2002, respectively.

b) Capitalized interest

The Company capitalizes the comprehensive financing cost related to specific borrowings on assets under construction in conformity with Mexican GAAP. Under US GAAP, interest must be considered an additional cost of constructed assets and capitalized and depreciated over the lives of the related assets. The amount of interest capitalized for US GAAP purposes totaled Ps. 1,382, Ps. 3,552 and Ps. 0, for the years ended December 31, 2001, 2002 and 2003, respectively. The depreciation of amounts previously capitalized under USGAAP amounted to Ps. 4,250, Ps. 4,483 and Ps. 4,437, for the years ended December 31, 2001, 2002 and 2003, respectively.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

c) Valuation and depreciation of fixed assets based on the NCPI

As explained in Notes 1d and 1h, in conformity with the Bulletin B-10, the Company restated the imported machinery using the alternative method (i.e., the rate of inflation in the country of origin and prevailing exchange rate at the balance sheet date) under Mexican GAAP. For US GAAP purposes, those assets would have been restated based on the NCPI.

At December 31, 2001, 2002 and 2003, net plant, property and equipment under US GAAP would be Ps. 1,869,313, Ps. 1,896,689 and Ps. 1,995,742, respectively.

Rates used to adjust prior year balances under Mexican GAAP were 1.1731 and 1.0682, compared to the rates of inflation in Mexico that were used to determine the above balances under US GAAP of 1.0990 and 1.0398 in 2001 and 2002, respectively.

d) Income taxes and employee profit sharing

For purposes of the reconciliation to US GAAP, the Company has applied Statement of Financial Accounting Standards No. 109, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

Mexican Accounting Bulletin D-4, "Deferred Income Tax," became effective on January 1, 2000. Under Bulletin D-4, all deferred income taxes, including those arising from recurring temporary differences between book and taxable income, and the tax effects of tax loss carryforwards, have been recognized in the financial statements for the years ended December 31, 2001, 2002 and 2003. Such deferred income taxes have been calculated under the assets and liability method that compares the book and tax values of the Company's assets and liabilities. From this comparison temporary differences are determined based on enacted tax rates.

Deferred employee profit sharing expense or benefit is calculated in a manner similar to deferred income taxes under US GAAP, however, employee profit sharing expense would be considered as a component of operating expenses.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

The portion of deferred taxes attributable to the excess of indexed costs over replacement cost and the effect of translation of foreign subsidiaries have been reflected as an adjustment to the deficit from restatement of stockholders' equity. As a result, under US GAAP deferred income taxes (benefit) charged directly to the deficit from restatement of stockholders' equity was Ps. 43,242, Ps. (15,025) and Ps. (29,238) for the years ended December 31, 2001, 2002 and 2003, respectively.

Income before income taxes under US GAAP for the Company's domestic and foreign operations was as follows:

	2001	2002	2003
Income before income taxes:
Domestic	Ps. 186,933	Ps. 50,074	Ps. 51,575
Foreign	7,191	27,009	7,278
	Ps. 194,124	Ps. 77,083	Ps. 58,853
Current provision for income and asset taxes:
Domestic	Ps. 16,654	Ps. 19,265	Ps. 21,105
Foreign	439	1,032	-
	Ps. 17,093	Ps. 20,297	Ps. 21,105
Deferred income tax expense (benefit):
Domestic	Ps.(6,739)	Ps.(36,403)	Ps. (1,963)
Foreign	-	-	-
	Ps.(6,739)	Ps.(36,403)	Ps. (1,963)

Total income tax expense (benefit)	Ps. 10,354	Ps. (16,106)	Ps. 19,142

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

The material components of the net deferred income tax liabilities at December 31, 2001, 2002 and 2003 under US GAAP consisted of the following:
	2001	2002	2003
Deferred income tax liabilities:
Inventories	Ps. 128,766	Ps. 122,295	Ps. 175,429
Property, plant and equipment	397,933	370,979	361,005
Foreign subsidiaries deferred tax liabilities and effect of translation	24,530	51,207	41,643
Total deferred income tax liabilities	551,229	544,481	578,077
Deferred income tax assets:
Tax loss carryforwards	214,268	190,180	183,540
Asset tax paid	40,589	45,277	50,124
Other	20,959	15,701	10,950
Total deferred income tax assets	275,816	251,158	244,614
Valuation allowance	(149,049)	(110,333)	(118,919)
Total deferred income tax assets	126,767	140,827	125,695
Net deferred income tax liabilities under US GAAP	424,462	Ⓕ,656	452,382
Less:
Net deferred income tax liabilities under Mexican GAAP	(335,357)	(346,174)	(442,623)
Effect of translation of foreign Subsidiaries (1)	20,225	9,204	-
Adjustment to net deferred tax liabilities	Ps. 109,330	Ps. 66,686	Ps. 9,759
Current year adjustment to net deferred income tax liabilities to reconcile to US GAAP	Ps. 6,740	Ps.(42,644)	Ps. (56,927)
Less change in deferred income taxes recorded in deficit from restatement of stockholders' equity	(43,242)	15,025	29,238
Adjustment to deferred income tax expense (benefit) under US GAAP	Ps.(36,502)	Ps.(27,619)	Ps. (27,689)

(1) Represents the difference associated with the net deferred tax liabilities under Mexican (see sub note a)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

e) Employee profit sharing

Subsidiaries in Mexico with employees have a statutory obligation to pay their employees a share of their profits that is determined based on 10% of earnings determined in accordance with Mexican labor and income tax laws. Deferred employee profit sharing expense or benefit is calculated, under US GAAP, in a manner similar to deferred income taxes, however, employee profit sharing expense is considered a component of operating expenses. At December 31, 2001 and 2002, the net deferred employee profit sharing liabilities determined under US GAAP were Ps. 140,536 and Ps. 169,877, respectively.

In December 2003, Interceramic and its Mexican subsidiaries implemented a workforce restructuring plan that transferred all of their respective employees to service companies. There was no cost to the subsidiaries associated with the transfer of the employees to these service companies. As a result of this restructuring the Mexican companies that had previously recorded deferred employee profit sharing liabilities were able to reverse these liabilities because they no longer have any obligation to these formers employees with respect to employee profit sharing.

f) Variable capital shares

Under Mexican GAAP, the variable portion of Interceramic's common stock is classified as a component of stockholders' equity. Under US GAAP, the variable portion of the common stock is considered temporary equity and has been deducted from stockholders' equity to reflect the optional redemption available to the holders of these shares.

g) Employee stock purchase trust

Under Mexican GAAP, the amount contributed to the Trust established in connection with the Plan is carried as an asset in anticipation of repayment upon the exercise of the stock options by employees. Under US GAAP, this amount is deducted from stockholders' equity to reflect the subscription receivable due to the Company upon exercise of the options.

For purposes of Mexican GAAP, no compensation expense has been recorded by the Company with respect to these share transactions or with respect to the dividends on stock held by the trust. Under US GAAP, compensation expense is recognized for the difference, if any, between the exercise price of the shares and their market value, on the respective dates the options were granted and shares held by the trust were allocated to employees. The exercise price of each option is equal to the market prices of the Interceramic stock on the date of grant.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

In August 2002, the Company repriced options to acquire 647,000 Units from Ps. 17.00 to Ps. 12.15 per Unit. Under US GAAP, as a result of reducing the exercise price, the options are subject to variable accounting from the date of modification to the date the options are exercised, are forfeited or expire unexercised. Under variable accounting estimates of compensation expense are recorded based on the quoted market price of the stock at intervening dates and the vesting periods associated with the options. The estimated compensation expense may fluctuate because of changes in quoted market price of the stock. Therefore, the accounting for a variable plan requires the recomputation of estimated compensation expense until the measurement date. No additional compensation expense, however, would be recorded by the Company during the years ended December 31, 2002 because the market price of the Units at December 31, 2002 was less than the repriced exercise price.

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
	Years ended December 31,
	2001	2002	2003
Net income	Ps. 204,245	Ps. 62,965	Ps. 206,690
Net income per Unit	Ps. 3.53	Ps. 1.12	Ps. 4.17

The fair values of the options granted were determined using a Black-Scholes option-pricing method with the following assumptions:
	2001	2002	2003
Dividend yield	2.5%	2.5%	2.5%
Volatility	47%	32%	47%
Risk-free interest rate	7.44%	7.18%	7.44%
Expected life in years	3	5	5
Fair value per Unit	5.02	3.54	3.61

h) Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For US GAAP purposes, the minority interest is not included in stockholders' equity.

i) Tax benefit of stock issuance cost

In 1994, the Company charged costs relating to an issuance of equity directly to equity. The tax benefit of such costs would also be charged to equity under US GAAP.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

j) Earnings per share

Earnings per share ("EPS") are computed according to Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding, excluding stock option plan shares. Diluted EPS is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding, including stock-option shares that are potentially dilutive. Under Mexican GAAP Units subscribed and issued to the stock option Trust are considered outstanding for purposes of calculating earnings per Unit. For US GAAP purposes the basic weighted average number of Units outstanding excludes the average number of Units held by the Trust while the diluted weighted average number of Units outstanding includes the dilutive Units held by the Trust. Units held by the Trust have a dilutive effect only when the average market price of the Units during the year exceeds the exercise price of the options.

The computation of basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Numerator:
Net income under US GAAP	Ps. 206,966	Ps. 63,848	Ps. 209,588
Preferred stock dividends	(688)	(557)	(491)
Numerator for basic earnings per share	Ps. 206,278	Ps. 63,291	Ps. 209,097
Preferred stock dividends	688	557	491
Numerator for diluted earnings per share	Ps. 206,966	Ps. 63,848	Ps. 209,588
Denominator:
Basic weighted average Units outstanding (in thousands)	56,684	55,973	48,352
Employee stock options	1,144	32	-
Diluted weighted average Units outstanding (in thousands)	57,828	55,941	48,352
Basic net income per Unit	Ps. 3.65	Ps. 1.14	Ps. 4.31
Diluted net income per Unit	Ps. 3.65	Ps. 1.14	Ps. 4.31

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

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

The following methods and assumptions are used to estimate the fair value of financial instruments including:

Cash and cash equivalents carrying amounts approximate fair value because of the short maturity of such instruments.

The fair value of notes payable to banks and long-term debt is based on current rates offered for similar debt. At December 31, 2002 and 2003, the fair value of notes payable to banks and long-term debt was Ps 1,257,250 (US $116,378) and Ps. 1,178,244 (US $104,873), respectively.

Restrictions from debt obligations

The Company has certain restrictions from debt obligations on its capital stock and retained earnings such as limitations on its ability to declare or pay dividends or make distribution on or with respect to its capital stock, limitations on purchase, redemption or other wise retire or acquire for value capital stock, maintenance of certain financial ratios and restrictions on encumbrances of assets and creation indebtedness. At December 31, 2002 and 2003, the retained earnings not available for distribution amounted to Ps. 293,229 and
Ps. 325,446, respectively

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expenses charged to operations were approximately Ps. 55,636, Ps. 56,983 and Ps. 49,867 in 2001, 2002 and 2003, respectively.

Research and development expenditures

The Company had research and development expenditures of Ps 21,248 in 2003, while in 2002 and 2001 the expenditures for research and development were Ps. 22,193 and Ps. 25,689, respectively.

Write-off of assets and other expenses

In accordance with Mexican GAAP, the following costs and expenses were recorded in the components entitled "other expenses" or "write-off of assets" after operating income:
	For the years ended December 31,
	2001	2002	2003
Severance paid to employees	Ps. 7,385	Ps. 10,216	Ps. 7,995
Write off of assets	44,010	-	-
	Ps. 51,395	Ps. 10,216	Ps. 7,995

Under US GAAP, these costs and expenses would be included in operating expenses.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

Asset impairment

Long-lived assets to be held and used are recorded at cost. Management reviews long-lived assets and related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted, undiscounted net cash flows of the operation to which the assets relate to the carrying amount including associated long-lived assets of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, an impairment loss shall be reduce the carrying amount of long-lived assets on a pro-rata basis using the relative carrying amounts of those assets. For 2001, 2002 and 2003, due to ongoing profitable operations, no long-lived asset impairment evaluation was considered necessary.

Selected financial data under US GAAP

Summarized consolidated financial information, on a US GAAP basis, as of and for the years ended December

31, 2000 and 2001 after restatement to present all amounts in thousands of constant Pesos of equivalent purchasing power based upon the NCPI ( see sub note c ) as of December 31, 2003:
	2001	2002	2003
At December 31,
Current assets	Ps. 1,224,655	Ps. 1,299,072	Ps. 1,371,913
Non-current assets	1,931,740	2,074,935	2,101,836
Current liabilities	1,506,056	883,468	959,556
Non-current liabilities	1,142,643	1,892,114	1,741,109
Minority interest	147,569	163,956	211,025
Year ended December 31,
Sales	2,973,741	3,180,489	3,424,926
Cost of sales	1,947,772	2,032,695	2,252,430
Operating Income	258,438	273,120	213,108
Net income	206,996	63,848	209,588

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)

Cash flow information

Under US GAAP, a statement of cash flows is prepared based on the provisions of Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS No. 95") in lieu of a statement of changes in financial position required by Mexican GAAP. SFAS No. 95 establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and other non-cash items. This statement does not provide specific guidance for the preparation of cash flows for price level adjusted financial statements.

Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation or monetary items.

Below are the consolidated statements of cash flow prepared in accordance with US GAAP:

	Year ended December 31
	2001	2002	2003
Net income	Ps. 206,964	Ps. 63,848	Ps. 209,588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	142,802	155,797	175,645
Depreciation per NCPI	26,052	17,330	3,622
Write off of assets	45,113	-	-
Deferred income tax US GAAP Deferred Income Tax	(36,502) 29,763	(27,619) (8,784)	(27,689) 25,726
Deferred employee profit sharing	(23,226)	29,337	(169,856)
Minority net income (loss)	(4,750)	17,060	42,125
Exchange (loss) gain	(56,434)	156,776	105,871
Allowance for doubtful accounts	3,366	(1,098)	(5,664)
Inflation effect on financing activities	(58,354)	(52,875)	(51,172)
	274,794	349,772	308,196
Changes in:
Accounts receivable	Ps.(52,492)	Ps.(67,010)	Ps. 13,301
Inventories	9; 116,550	(333,280)	(182,126)
Other assets	(14,425)	(22,681)	(27,114)
Accounts payable to suppliers	(44,884)	162,533	(26,848)
Other accounts payable	(84,172)	(28,617)	(35,632)
Other	2,687	931	4,437
Total adjustments	(76,556)	(288,125)	(253,982)
Net cash provided by operating activities	198,239	61,647	54,214

Investing activities
Increase of property, plant and equipment	(108,884)	(176,959)	(133,936)
Net cash used in investing activities	(108,884)	(176,959)	(133,936)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of Constant Mexican Pesos as of December 31, 2003 and thousands of United States Dollars, except for number of shares and Units, minimum dividend per share,

market value per Unit and exchange rates, which are stated in Pesos)

13. Differences between Mexican and United States generally accepted accounting principles (continued)
	Year ended December 31
	2001	2002	2003
Financing activities
Repurchase of capital stock	Ps. -	Ps. (61,066)	Ps. (53,293)
Minority stockholders' refund	(15,331)	-	-
Minority stockholders' dividends	(6,935)	(6,241)	(25,761)
Proceeds from long-term debt and bank loans	68,120	1,325,221	512,259
Repayment of long-term debt and bank loans	(102,209)	(1,424,786)	(468,911)
Net cash (used) provided by financing activities	(56,355)	(166,872)	(35,706)
Effect of inflation accounting	46,020	150,677	75,527
(Decrease) increase in cash and cash equivalents	79,019	(131,507)	(39,901)
Cash and cash equivalents at beginning of year	143,439	222,458	90,950
Cash and cash equivalents at end of year (1)	Ps 222,458	Ps. 90,950	Ps. 51,049
Supplemental cash flow disclosures:
Interest paid	Ps. 123,350	Ps. 128,771	Ps. 64,400
Income taxes paid	Ps. 9,551	Ps. 36,240	Ps. 24,516

(1) Cash and cash equivalents at December 31, 2001 and 2002 do not agree with amounts under Mexican GAAP due to the effect of translation of foreign subsidiaries as discussed in Note 1a.

Report of Independent Auditors

on

Financial Statement Schedules

The Board of Directors

Internacional de Ceramica, S.A. de C.V. and Subsidiaries

We have audited the consolidated financial statements of Internacional de Ceramica, S.A. de C.V. and Subsidiaries (collectively, the "Company") as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003. and have issued our report thereon dated February 9, 2004 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 (the "Form 20-F'). Our audit also included the financial statement schedules listed in Item 19(b) of the Form 20-F. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit of the Company.

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

June 30, 2004

Schedule 1 - Condensed Financial Information of Registrant

Internacional de Cerámica, S.A. de C.V.

Condensed statements of income

(Thousands of Constant Mexican Pesos as of December 31, 2003)

                                                                                _____________________________________________

                                                                                                            Years ended December 31,

                                                                                            2001                             2002                                 2003

                                                                                ____________          ____________          ____________

Net sales                                                                Ps 1,434,115                 Ps  1,450,469                 Ps 1,415,016

Cost of sales                                                                (967,439)                    (1,002,264)                    (1,044,494)

9;

                                                                                ____________          ____________          ____________

9;

Gross profit                                                                    466,676                          448,205                         370,522

Selling and administrative expenses                         (228,626)                       (266,011)                      (223,074)

                                                                                ____________          ____________          ____________

Operating income                                                          238,050                          182,194                         147,448

Comprehensive financing cost:

    Interest income                                                            11,834                            11,434                             7,870

    Interest expense                                                        (119,011)                         (96,769)                        (71,259)

    Exchange gain (loss), net                                            51,930                         (157,155)                       (88,873)

    Net monetary effect                                                     46,677                             33,733                         36,582

                                                                                ____________          ____________          ____________

                                                                                             (8,570)                        (208,757)                     (115,680)

Write-off of assets                                                          (17,938)                                    -                                   -

Other expenses, net                                                            1,548                            (7,698)                         (3,190)

                                                                                ____________          ____________          ____________

                                                                                           213,090                          (34,261)                         28,578

Equity in earnings of subsidiaries                                  36,759                         122,586                          24,110

                                                                                ____________          ____________          ____________

    Income before income tax and

    employee profit sharing                                              249,849                          88,325                           52,688

    Income tax Benefit (expense)                                       (41,943)                          8,370                          (20,471)

    Employee profit sharing                                                 (3,726)                        (3,688)                                    -

                                                                                ____________          ____________          ____________

Net income                                                            Ps        204,180             Ps        93,007               Ps        32,217

Schedule 1 - Condensed Financial Information of Registrant

Internacional de Cerámica, S.A. de C.V.

Condensed Statements of Changes in Financial Position

(Thousands of Constant Mexican Pesos as of December 31, 2003)

                                                                                _____________________________________________

                                                                                                            Years ended December 31,

                                                                                              2001                           2002                             2003

                                                                                ____________          ____________          ____________

Total resources provided

by operating activities                                        Ps         308,721            Ps        (113,548)          Ps         230,166

Financing activities:

   Repurchase of capital stock                                                    -                           (62,735)                        (53,293)

   Increase in short and long-term debt                             9,538                       1,187,520                         154,640

   Payment of short and long-term debt                         (81,018)                    (1,115,765)                      (245,724)

   Inflation effects on financing

      activities                                                                       (21,797)                       (100,040)                        (78,036)

   Exchange gain (loss) generated by

      debt payments                                                            (49,174)                         132,933                           89,237

                                                                                ____________          ____________          ____________

Resources used in

      financing activities                                                   (142,451)                           41,913                       (133,176)

Investing activities:

Purchases of property, plant

      and equipment, net                                                    (80,836)                          (81,421)                        (98,160)

                                                                                ____________          ____________          ____________

Resources used in investing activities                        (80,836)                           (81,421)                        (98,160)

                                                                                ____________          ____________          ____________

Net increase (decrease) in cash and

      cash equivalents                                                         85,434                         (153,056)                           (1,170)

Cash and cash equivalents at

      beginning of year                                                        86,219                          171,653                            18,597

Cash and cash equivalents at

      end of year                                                      Ps       171,653               Ps         18,597               Ps         17,427

Schedule 1 - Condensed Financial Information of Registrant

Internacional de Cerámica, S.A. de C.V.

Condensed Balance Sheets

(Thousands of Constant Mexican Pesos as of December 31, 2003)

                                                                                                           December 31,

                                                                                               2002                              2003

                                                                                     ____________          ____________

Assets

Current assets:

Cash and cash equivalents                                     Ps            18,597           Ps           17,427

Accounts receivable:

   Trade - Net                                                                             109,969                       115,193

   Related parties                                                                      584,988                       360,878

   Other accounts receivable                                                    82,688                         39,443

Inventories - Net                                                                     310,640                       414,780

                                                                                     ____________          ____________

Total current assets                                                             1,106,882                       947,721

                                                                                     ____________          ____________

Investment in subsidiaries                                                     558,943                       599,442

Property, plant and equipment, net                                   1,021,161                    1,124,273

Long term related parties                                                         69,470                         56,175

Other assets                                                                              53,034                          68,655

                                                                                     ____________          ____________

Total assets                                                               Ps       2,809,490           Ps     2,796,266

Schedule 1 - Condensed Financial Information of Registrant

Internacional de Cerámica, S.A. de C.V.

Condensed Balance Sheets

(Thousands of Constant Mexican Pesos as of December 31, 2003)

                                                                                                            December 31,

                                                                                               2002                              2003

                                                                                     ____________          ____________

Liabilities and Stockholder's equity

Current liabilities:

Notes payable to banks                                           Ps           77,688            Ps         180,145

Current portion of long-term debt                                       199,768                          204,339

Related parties                                                                          18,489                           55,407

Other accounts payable                                                        319,342                         231,030

                                                                                     ____________          ____________

Total current liabilities                                                           615,287                         670,921

Long-term debt                                                                       945,274                         758,363

Labor obligations                                                                       3,731                                    -

Deferred income tax                                                               296,338                         369,222

                                                                                     ____________          ____________

Total liabilities                                                                     1,860,630                      1,798,506

                                                                                     ____________          ____________

Stockholders' equity

Capital stock                                                                           724,810                         720,190

Premium common stock                                                     1,259,883                       1,259,883

Stock repurchase reserve                                                     182,426                          133,753

Retained earnings                                                                  293,229                          325,446

Other comprehensive income (loss)                               (1,511,488)                    (1,441,512)

                                                                                     ____________          ____________

Total stockholders equity                                                    948,860                          997,760

                                                                                     ____________          ____________

Total liabilities and stockholders

      equity                                                                    Ps     2,809,490             Ps      2,796,266

Schedule 1 - Condensed Financial Information of Registrant

Internacional de Ceramica, S.A. de C.V.

Statements of Operations

(Thousands of constant Mexican pesos as of December 31, 2003)

	Common Stock	Premium on common stock	Stock Repurchase Reserve	Retained Earnings	Other comprehensive income (loss)	Comprehensive Income	Total stockholder' equity
Balance at December 31, 2001	Ps. 730,103	Ps. 1,259,883	Ps. 28,001	Ps. 412,091	Ps. (1,546,793)		Ps. 883,285
Increase of stock repurchase reserve	-	-	211,869	(211,869)	-	-	-
Repurchase of common stock	(5,293)	-	(57,444)	-	-	-	(62,737)
Comprehensive income (loss):	-	-	-	-	-	-	-
Net income	-	-	-	93,007	-	93,007	93,007
Result from holding nonmonetary assets	-	-	-	-	8,977	8,977	8,977
Result from translation of foreign subsidiaries	-	-	-	-	26,328	26,328	26,328
Comprehensive income	-	-	-	-	-	Ps. 128,312	-
Balance at December 31, 2002	Ps. 724,810	Ps. 1,259,883	Ps. 182,426	Ps. 293,229	Ps. (1,511,488)		Ps. 948,860
Repurchase of common stock	(4,620)	-	(48,673)	-	-	-	(53,293)
Comprehensive income ( loss):	-	-	-	-	-	-	-
Net income	-	-	-	32,217	-	32,217	32,217
Minimum pension liability	-	-	-	-	(1,024)	(1,024)	(1,024)
Result from holding nonmonetary assets	-	-	-	-	52,206	52,206	52,206
Result from translation of foreign subsidiaries	-	-	-	-	18,794	18,794	18,794
Comprehensive income	-	-	-	-	-	Ps. 102,193	-
Balance at December 31, 2003	Ps. 720,190	Ps. 1,259,883	Ps. 133,753	Ps. 325,446	Ps. (1,441,512)		Ps. 997,760

Schedule 1 - Condensed Financial Information of Registrant

Internacional de Cerámica, S.A. de C.V.

Notes to Condensed Financial Statements

(Thousands Constant Mexican pesos as of December 31, 2003)

1. Basis of presentation

The Company's investments in subsidiaries are valued using the equity method since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

2. Related Parties

In the normal course of business, the Company has transactions with affiliated companies. Affiliated companies are those in which the Company's stockholders have significant equity interest or control of management. The main transactions with these companies consist of ceramic tile sales for resale in Mexico and in the United States. Such transactions are negotiated on terms and prices comparable to similar transactions with other non-related customers.

In the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions with related parties:

                                                                                     ____________________________________________

                                                                                                2001                             2002                              2003 9;

                                                                                     ____________          ____________          ____________

Sales of ceramic tile:

         Affiliated companies:

         Grupo Comercial Interceramic,

         S.A. de C.V.                                                      Ps.      142,493              Ps.        172,179            Ps.        152,034

         Materiales Arquitectónicos y

         Decorativos, S.A. de C.V.                                           70,934                              69,099                            73,218 9;

         Subsidiary companies:

         Distribución Interceramic,

         S.A. de C.V.                                                                 233,664                            313,277                          311,499 9; 9;

         Interacabados del Occidente,

         S.A. de C.V.                                                                   88,578                           117,656                          118,404

         Interceramic, Inc.                                                        186,105                           165,036                          123,514

         Joint venture partner:

         Dal-Tile International, Inc.                                            8,722                               5,996                              6,414

                                                                                    Ps.      730,496               Ps.       843,243               Ps.      785,083

                                                                                     ____________________________________________

                                                                                              9; 9; 2001                               2002                              2003 9;

                                                                                     ____________          ____________          ____________

         Services provided                                            Ps.         72,145             Ps.         75,476             Ps.          68,655

         Inventory purchases                                       Ps.       113,816             Ps.         87,711             Ps.          96,912

         Fees paid for administrative services

              and other items                                            Ps.         23,742             Ps.         24,767             Ps.           24,012

Under agreements with its subsidiaries Recubrimientos Interceramic, S.A. de C.V. and Adhesivos y Boquillas Interceramic, S. de R.L. de C.V., the Company provides certain favorable terms and services regarding the sale of these subsidiaries' products through the Company's franchise distribution network in Mexico. In addition, the Company apportions certain sales, administrative and research and development expenses among these companies based upon comparative sales expressed in Pesos.

Fees paid relate to management consulting, the use of computer systems, maintenance of equipment and air-taxi service provided by related companies.

         An analysis of accounts due to and from related parties as of December 31, 2002 and 2003 is as follows:

                                                                                     ____________________________

                                                                                              2002                               2003 9;

                                                                                     ____________          ____________

         Trade:

         Grupo Comercial Interceramic,

              S. A. de C.V.                                                Ps          30,854              Ps          20,951 9;

         Materiales Arquitectónicos y

              Decorativos, S. A. de C. V.                                      10,187                              9,042 9;

         Dal-Tile International, Inc.                                              1,219                              1,423

         Interceramic, Inc.                                                          260,191                            31,203

         Distribución Interceramic,

              S.A. de C.V.                                                              213,502                          205,123

         Interacabados del Occidente, S.A. de C.V.                73,745                            70,647

         Recubrimientos Interceramic, S.A. de C.V.                  1,633                              9,999

         Adhesivos y Boquillas Interceramic,

              S. de R.L. de C.V.                                                       (8,550)                         (21,278)

         Servicios Administrativos Interceramic,

              S.A. de C.V                                                                         -                             31,195

         Others :

         Interceramic, Inc                                                                     -                               1,939

         Materiales en Proceso, S.A. de C.V.                             2,181                                 443

         Others                                                                                    26                                  191

                                                                                     ____________          ____________

                                                                                     Ps       584,988              Ps        360,878

                                                                                     ____________________________

                                                                                              2002                              2003 9;

                                                                                     ____________          ____________

         Long term related parties:

         Interceramic, Inc.                                              Ps        69,470              Ps          56,175

         Accounts payable:

         Interceramic, Inc.                                                             4,989                             6,181

         Recubrimientos Interceramic,

              S.A. de C.V.                                                                      10                                  55

         Adhesivos y Boquillas Interceramic,

              S. de R.L. de C.V.                                                             26                                  70

         Distribución Interceramic,

              S.A. de C.V.                                                                      49                                    -

         Kohler Co.                                                                        8,786                             7,075

         Materiales en Proceso, S.A. de C.V.                             3,821                               417

         Servicios Administrativos Interceramic.

         S.A. de C:V.                                                                             -                           39,911

         Others                                                                                  808                             1,698

                                                                                     ____________          ____________

                                                                                     Ps.        18,489              Ps.       55,407

3. Long term debt

Long term debt consisted of the following at December 31, 2002 and 2003:

         ____________________________________________________________________________________

                                                                                                            2002

                   Type of loan                             Amount             Current portion of                Long-term              Interest rates

                                                                                                     long-term debt

         ____________________________________________________________________________________

         Unsecured                                     Ps.          22,452           Ps.         22,452              Ps.                  -                         4.50%

         Secured                                                    1,117,386                        174,029                          943,357                       3.87%

                                                                 ____________          ____________          ____________

         Total bank loans                                    1,139,838                         196,481                         943,357

         Notes due to suppliers                                5,204                             3,287                             1,917                        9; 5.00%

                                                                 ____________          ____________          ____________

                                                                 Ps.    1,145,042             Ps.      199,768              Ps.      945,274

         _____________________________________________________________________________________

                                                                                                             2003

                   Type of loan                             Amount             Current portion of                Long-term              Interest rates

                                                                                                     long-term debt

         _____________________________________________________________________________________

         Syndicated                                    Ps.        960,761            Ps.       202,398             Ps.        758,363                        3.43%

                                                                 ____________          ____________          ____________

         Total bank loans                                        960,761                        202,398                          758,363

         Notes due to suppliers                                  1,941                           1,941                                     -                         5.00%

                                                                Ps.         962,702           Ps.        204,339             Ps.        758,363

At December 31, 2002 and 2003, all bank loans are denominated in United States Dollars. The syndicated loan and all secured loans are collateralized by property, plant and equipment with a value of Ps 1,158,352 and Ps 1,288,803 at December 31, 2002 and 2003, respectively.

In August 2001, the Company obtained long term supplier financing from Oracle to purchase software in the amount of Ps 8,165 (US $888). The agreement requires monthly payments of principal and interest through June 2004.

In June 2002, the Company entered into a syndicated loan agreement (the "Credit Agreement") with several financial institutions and Scotiabank Inverlat, S.A., as administrative agent, for US $100,000, US $90,000 of which was used to repay the Company's then-outstanding US $90,000 Eurobond and the remainder applied for working capital purposes. The loan is divided into two tranches: "Term A Loans" for US $40,000 with a three-year maturity and interest at LIBOR plus from 1.70% to 2.20%, based upon the level of certain financial ratios, and "Term B Loans" for US $60,000 with a five-year maturity and interest at LIBOR plus from 2.30% to 2.80%, also based upon certain ratios. This loan is collateralized by land, buildings and equipment, accounts receivable, inventory and shares owned by the Company in a joint venture. The Company's subsidiaries Distribucion Interceramic, S.A. de C.V., Interacabados del Occidente, S.A.de C.V., and Interceramic, Inc., also provided guarantees for this loan.

At December 31, 2003, future maturities of long-term liabilities were as follows:

                                                                    Years Ended

                                                                    December 31

                                                                ____________          ____________

                                                                          2005                    Ps        224,700

                                                                          2006                                252,788

                                                                          2007                                280,875

                                                                                                      ____________

                                                                                                      Ps        758,363

The syndicated loan and outstanding bank loan agreements establish certain obligations and restrictive covenants with respect to certain transactions including the payment of cash dividends, mergers and combinations, the disposal of fixed assets, information reporting requirements and others. In addition, the Company is required to maintain certain financial ratios. Prior to September 30, 2003, the Company reached agreement with its lenders on a series of amendments to the Credit Agreement which were completed as of October 31, 2003. These amendments consist basically in new covenant ratios and additional interest depending on the Company's ability to meet certain financial ratios.

At December 31, 2003, the Company was in compliance with all obligations and restrictions established by these agreements.

4. Stockholders' equity

During the years ended December 31, 2002 and 2003, options to purchase 33,000 and 8,000 Limited Voting Units were exercised, at an average price of Ps. 13.96 and Ps. 12.30 per Unit, respectively.

The weighted exercise price of options that expired in 2002 and 2003, was Ps.13.33 and Ps. 12.27, respectively.

5. Income taxes and employee profit sharing

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

Asset tax, which is a minimum income tax, is payable based on the average value of most assets net of certain liabilities. Because income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

Employee profit sharing is a statutory obligation payable to employees which is determined in accordance with the provisions of both Mexican labor law and the Mexican income tax law.

                                                                                                                          2001                     2002                       2003

         Current year income tax expense                                               Ps                -          Ps               -          Ps               -

         Deferred income tax expense (benefit)                                                 41,943                    (8,370)                   20,471

                                                                                                                 Ps       41,943         Ps      (8,370)        Ps       20,471

An analysis of the effects of temporary differences on deferred tax liabilities (assets) at December 31, 2002 and 2003 is as follows:

                                                                                         2002                              2003

                                                                                ____________          ____________

         Deferred income tax liabilities

         Inventories                                                   Ps           63,236            Ps         110,144

         Foreign subsidiaries deferred

              tax liabilities                                                            9; 9; 10,510                            31,791

         Fixed assets                                                               243,123                          269,519

                                                                                ____________          ____________

                                                                                              316,869                         #9; #9; 411,454

                                                                                ____________          ____________

         Deferred income tax assets

         Reserve for doubtful accounts                                    1,236                               369

         Liability provisions                                                       8,673                            5,812

         Tax losses from prior years                                        11,870                          42,121

                                                                                ____________          ____________

                                                                                               (21,779)                      (48,302)

                                                                                ____________          ____________

         Less: valuation allowance for

              tax loss carryforwards                                             1,248                            6,070

         Net Deferred income tax liabilities            Ps          296,338           Ps         369,222

The portion of deferred taxes attributable to the excess of indexed costs over replacement cost and the effect of translation of foreign subsidiaries on deferred income tax charged to the statement of income is as follows:

                                                                                                       2002                               2003

Deferred income tax                                                          Ps             14,933            Ps           72,884

   Less:

      Prior year restatement                                                                  25,199                           13,122

      Deferred income taxes in Procesadora

         de Materiales Cerro Grande before merger                            (2,745)                                   -

      Deferred income taxes recorded in deficit from

         restatement of stockholders' equity                                     (45,757)                        (65,535)

Total deferred income taxes included in                      ______________        ____________

         statements of income                                              Ps             (8,370)           Ps           20,471

6. Contingencies

The Company negotiated supply agreements to obtain a portion of its natural gas supply from PEMEX at a fixed price. The supply agreements were for the period from January 1, 2001 through December 31, 2003.

The Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of independent lawyers, all such matters are without merit or are of such nature, or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position or results of operations of the Company.

7. Subsequent events

On January 14, 2004, the shareholders approved a plan to acquire directly or indirectly, all of the issued and outstanding capital stock of Grupo Comercial Interceramic, S.A. de .C.V and Materiales Arquitectonicos Decorativos, S.A. de C.V. These companies were owned by certain controlling stockholders of the Company. The aggregate purchase price for these companies is US $15,800. The purchase of the companies was completed in March 2004.

Schedule II

Internacional de Cerámica, S.A. de C.V.

Valuation and Qualifying Accounts

(Thousands of Constant Mexican Pesos as of December 31, 2003)

                                                                                                                  Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31,
2001	37,223	5,451	(1,392)	13,492*	27,790
2002	27,790	9,118	262	9,525*	27,646
2003	27,646	5,173	(218)	10,990*	21,611

Obsolete inventory:
Year ended December 31,
2001	59,478	20,404	(1,872)	6,666*	71,343
2002	71,343	13,134	(6,421)	8,472*	69,583
2003	69,583	16,062	(5,060)	15,197*	65,389

*Write-off of accounts receivable and inventories.

Consent of Independent Auditors

We consent to the incorporation by reference of in (i) the Company's Registration Statement on Form S-8 (Registration No. 333-05162) and (ii) the Company's Registration Statement on Form S-8 (Registration No. 333-07030) pertaining to the Employee's Stock Option Plans of our report dated February 9, 2004 with respect to the consolidated financial statements of Internacional de Ceramica, S.A. de C.V. (the "Company") included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

                                                                                                                                                                                 Mancera, S.C.

                                                                                                                                                                                 Mancera, S.C.

                                                                                                                                                                            A Member Practice

                                                                                                                                                                Member of Ernst & Young Global

Chihuahua, Chih., Mexico

June 30, 2004

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors (the "Board") of Internacional de Cerámica, S.A. de C.V. (the "Company"), hereby resolves to adopt this "Code of Business Conduct and Ethics" (the "Code"), the purpose of which is to establish those fundamental principles which govern the professional and ethical conduct of each and every Director, Officer and Employee of the Company, each one of them adhering to these principles and conducting themselves at all times with honesty, integrity, diligence, impartiality, and good faith. Accordingly, the Board adopts the following principles:

1.    CONFLICTS OF INTEREST.- Each of the Members of the Board and the Executives of the Company must fully disclose to the President, Secretary or Chief Executive Officer, any real or apparent conflict of interest, and if the real or apparent conflict of interest concerns the disclosing party, such party must abstain from any related decision making process. Similarly, any Employee who for any reason perceives a potential conflict of interest between any personal duties and any duties owed to the Company, must report any such potential conflict of interest to an immediate supervisor or Officer. While any conflict of interest will be resolved in an honest and impartial manner, the Company's well being will be of the upmost importance.

2.    USE OF COMPANY ASSETS.- The Company's assets, properties, services and proprietary information (the "Assets"), shall be utilized only in the furtherance of the stated Company objectives, and may only be used for the benefit of an individual if such personal use of the Assets is justified and approved of by the Board or by the Officer directly responsible for the use and allocation of the Assets in questions. Any use of the Assets in furtherance of personal business transactions or personal gains shall be avoided. It is the responsibility of each of the Members of the Board, the Officers and the Employees to supervise the Assets and ensure the correct use of the Assets, as it is their duty to report any abuse or incorrect use of the Assets to the applicable person so that the appropriate corrective action may be taken.

3.    CORPORATE OPPORTUNITIES.- Each of the Members of the Board, Officers and Employees of the Company may not attempt to capitalize on or obtain any personal gain or profit from any favorable business opportunities which may be available to the Company, and none of them will use any of the information available to them through their employment or position with the Company for their own personal gain. Furthermore, each of the Members of the Board, Officers and Employees of the Company will avoid any participation whatsoever in any activity that would result in any direct or indirect commercial competition with the Company.

CODE OF BUSINESS CONDUCT AND ETHICS

4.    TIME AND EFFORT.- Each of the Members of the Board, Officers and Employees will dedicate the necessary time and effort to enable them to fulfill their duties and responsibilities to the Company, and each of them will actively collaborate with the Company's Management and its various divisions.

5.    CONFIDENTIALITY.- Each of the Members of the Board, Officers and Employees of the Company must maintain complete confidentiality as to any and all information which could have an impact on the operations of the Company and as to any and all information generated as a result of the day to day activities of the Company.

6.    DUTY TO REMAIN INFORMED.- Each of the Members of the Board, and their respective Alternates, must be knowledgeable and informed as to any matter which is brought before the Board at any Board Meeting.

7.    PROFESSIONAL CONTRIBUTIONS.- Each of the Members of the Board will contribute to the Management of the Company through their opinions, recommendations, insight and analysis, ensuring that any decisions made or actions taken on behalf of the Company are based on the criteria of qualified and professional personnel whose broad range of knowledge, both as it relates to the Company and independent of the Company, will be beneficial to the Company.

8.    PUBLICATIONS AND DISCLOSURES.- Each of the Members of the Board, Officers and Employees of the Company are responsible for full, fair, accurate, timely, and understandable publications, disclosures and information releases of the Company, whether created for or distributed to each other, to the Board, or to any applicable regulatory agency, clients, suppliers, investors, or shareholders.

9.    FAIR DEALING.- Each of the Members of the Board and the Officers of the Company shall espouse in themselves and in all of the Employees a spirit of fair dealing and shall act in good faith with all of the Company's clients, suppliers, competitors and any interested parties, avoiding the misuse of confidential information, self dealing, misrepresentations and any disloyal or unjust business practice.

CODE OF BUSINESS CONDUCT AND ETHICS

10.    COMPLIANCE WITH THE LAW.- Each of the Members of the Board and the Officers of the Company must endeavor to conduct the daily operations of the Company in a manner which is in full compliance with all applicable laws, rules and regulations. Any illegal act will be severely sanctioned, whether the illegal act be committed by an Employee, an Officer, the Board or any Member of the Board. Similarly, any unethical act or moral violation of this Code will be severely sanctioned. The Board will instill in each Employee the duty and responsibility to report any illegal or unethical acts.

11.    VIOLATIONS OF THE CODE.- If a violation of any provision or principle espoused under this Code becomes apparent or is observed, it is the duty and responsibility of the Members of the Board, the Officers, and Employees of the Company to report any such violation to his or her immediate supervisor, and, if necessary, to the Board. The Board will investigate and evaluate each alleged violation and will determine the appropriate sanctions and corrective action deemed necessary based upon the severity of the violation, the harm caused to the Company by the violation, and based on the need to take corrective action.

12.    WAIVER OR DEVIATIONS FROM THE CODE.- The Company recognizes that, on rare occasions, the need to approve a deviation or waiver from the provisions of this Code may arise. The Board must approve any act or action which does not comply with, or violates the, requirements and principles of this Code. In the event that said act or action concerns a majority of the Members of the Board, a separate Committee comprised of Members of the Board who are not affected by the act or action in question will be formed, and said Committee will be responsible for determining whether or not to approve said act or action.

13.    AMENDMENTS TO THE CODE.- Any amendment, modification or deviation to or from this Code must be approved by the Board and any such amendment, modification or deviation must be disclosed to the shareholders and to any interested parties through the appropriate medium and as required by the applicable rules and regulations.